As filed with the Securities and Exchange Commission on September 15, 1999
                                                   Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                          -----------------------------
                            OSHKOSH TRUCK CORPORATION
             (Exact name of registrant as specified in its charter)
           Wisconsin                                           39-0520270
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                               Identification No.)
                                  P.O. Box 2566
                          Oshkosh, Wisconsin 54903-2566
                                 (920) 235-9151
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                   -------------------------------------------
                                Charles L. Szews
              Executive Vice President and Chief Financial Officer
                            Oshkosh Truck Corporation
                                  P.O. Box 2566
                          Oshkosh, Wisconsin 54903-2566
                                 (920) 235-9151
                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)
                   -------------------------------------------
                                   Copies to:
Benjamin F. Garmer, III, Esq.                              John R. Sagan, Esq.
      Foley & Lardner                                    Mayer, Brown & Platt
 777 East Wisconsin Avenue                             190 South LaSalle Street
 Milwaukee, Wisconsin 53202                             Chicago, Illinois 60603
       (414) 271-2400                                       (312) 782-0600
                         ------------------------------
       Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                         ------------------------------
       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|
       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
       If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
                         ------------------------------

                                                              CALCULATION OF REGISTRATION FEE
------------------------------------- ----------------------- ------------------- ----------------------- ---------------------
                                                                Proposed Maximum      Proposed Maximum
        Title of Each Class of             Amount to be          Offering Price      Aggregate Offering         Amount of
     Securities to be Registered         Registered(1)(2)         Per Unit (3)            Price (3)         Registration Fee
------------------------------------- ----------------------- ------------------- ----------------------- ---------------------
Common Stock, $.01 par value,          3,737,500 shares and
  with attached Preferred Share        2,491,666.67 rights         $28.40625           $106,168,359.38         $29,514.81
   Purchase Rights...................
------------------------------------- ----------------------- ------------------- ----------------------- ---------------------

(1) Includes 487,500 shares oCommon Stock issuable upon exercise of an over-allotment option granted to the Underwriters.

(2) Each share of Oshkosh Truck Corporation Common Stock has attached thereto two-thirds of a Preferred Share Purchase Right.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 based upon the average of the high and low prices for Oshkosh Truck Corporation as reported on the Nasdaq National Market on September 13, 1999. The value attributable to the Rights is reflected in the price of the Common Stock.

                         ------------------------------
       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus in not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                 SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 1999


                                3,250,000 Shares
[Logo]
                            Oshkosh Truck Corporation

                                  Common Stock

                               -------------------

       We are selling 3,000,000 shares of our common stock and the selling shareholders named under "Selling Shareholders" are selling 250,000 shares of our common stock. We will not receive any of the proceeds from the shares of our common stock sold by the selling shareholders.

       We have two classes of common equity: our common stock being offered by this prospectus and our class A common stock. The holders of our common stock are entitled to elect 25% of the members of our Board of Directors, but are not otherwise entitled to vote except as provided by law. Each holder of a share of our common stock will receive a dividend equal to 115% of the dividend we pay on each share of our class A common stock, and our common stock has prior rights to some liquidation proceeds.

       The underwriters have an option to purchase a maximum of 487,500 additional shares to cover over-allotments of shares.

       Our common stock is traded on the Nasdaq National Market under the symbol
"OTRKB".  On September       , 1999,  the last reported sale price of our common
stock was $     per share.

       Investing in our common stock involves risks.  See "Risk Factors" on page
8.

                                  Underwriting     Proceeds to    Proceeds to
                   Price to      Discounts and    Oshkosh Truck     Selling
                    Public        Commissions      Corporation    Shareholders
                   ---------      -----------      -----------    ------------
Per share.......       $                $                $              $
Total...........       $                $                $              $

       Delivery  of the  shares  of our  common  stock  will be made on or about
            , 1999.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Credit Suisse First Boston

                              Goldman, Sachs & Co.

                                                   Tucker Anthony Cleary Gull


                 The date of this Prospectus is             , 1999

                              [INSIDE FRONT COVER]





[Picture of Oshkosh S-Series Forward-          [Picture of McNeilus Rear Loader]
      Discharge Concrete Mixer]







                        [Oshkosh Truck Corporation Logo]




[Pierce Manufacturing Inc. Logo]                [McNeilus Companies, Inc. Logo]





                     Building Momentum. Delivering Results.







  [Picture of Pierce Quantum                      [Picture of Oshkosh Palletize
   Pumper with Aerial ladder]                               Load System]


                                ----------------

                                TABLE OF CONTENTS

                                           Page                                           Page
                                           ----                                           ----
FORWARD-LOOKING STATEMENTS...............   1      BUSINESS..............................  25
PROSPECTUS SUMMARY.......................   3      MANAGEMENT AND BOARD OF DIRECTORS.....  40
RISK FACTORS.............................   8      SELLING SHAREHOLDERS..................  42
USE OF PROCEEDS..........................   11     DESCRIPTION OF CAPITAL STOCK..........  43
PRICE RANGE OF COMMON STOCK AND                    UNDERWRITING..........................  46
   DIVIDENDS.............................   12     NOTICE TO CANADIAN RESIDENTS..........  48
CAPITALIZATION...........................   13     WHERE YOU CAN FIND MORE
SELECTED CONSOLIDATED FINANCIAL DATA.....   14        INFORMATION........................  49
MANAGEMENT'S DISCUSSION OF                         LEGAL MATTERS.........................  50
   CONSOLIDATED FINANCIAL CONDITION                EXPERTS...............................  50
   AND RESULTS OF OPERATIONS.............   16     INDEX TO FINANCIAL STATEMENTS......... F-1

                                ----------------




       You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of the document.

       In this document, "Oshkosh," "we," "us" and "our" refer to Oshkosh Truck Corporation and its subsidiaries, including McNeilus Companies, Inc. ("McNeilus") and its subsidiaries and Pierce Manufacturing Inc. ("Pierce") and its subsidiaries.

       The "Oshkosh," "McNeilus" and "Pierce" trademarks and related logos are registered trademarks of ours. All other product and service names referenced in this document are the trademarks or registered trademarks of their respective owners.

       All information in this document has been adjusted to reflect the three-for-two split of our common stock effected on August 19, 1999 in the form of a 50% stock dividend, and assumes no exercise of the underwriters' over-allotment option.

                           FORWARD-LOOKING STATEMENTS

       This prospectus and the documents incorporated by reference contain statements that we believe are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. When used in this prospectus, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plan" or "continue" and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other facts, some of which are beyond our control, that could cause actual results to differ materially from those expressed or implied by those forward-looking statements. These factors include those described in "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference.

                      [This page intentionally left blank]

                               PROSPECTUS SUMMARY

       This  summary  highlights   information   contained   elsewhere  in  this
prospectus.  This  summary  is not  complete  and  does not  contain  all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the documents incorporated by reference into this prospectus.

                            Oshkosh Truck Corporation
Overview

       We are a leading designer, manufacturer and marketer of a broad range of specialty commercial, fire and emergency, and military trucks and truck bodies under the "Oshkosh," "McNeilus" and "Pierce" trademarks. In 1996, we began a strategic initiative to shed underperforming assets and to diversify our business by making selective acquisitions in attractive specialty segments of the commercial truck and truck body markets to complement our defense truck business. The result of this initiative was an increase in sales from $413 million in fiscal 1996 to $903 million in fiscal 1998, with earnings from continuing operations increasing from a loss of $0.02 per share for fiscal 1996 to earnings of $1.27 per share for fiscal 1998. We continue to actively pursue acquisition opportunities that fit our strategic plans. For the twelve month period ended June 30, 1999, we achieved sales of $1.1 billion and earnings from continuing operations of $2.01 per share. During the same period, we derived 51% of our consolidated revenues from commercial products, 30% from fire and emergency products and 19% from defense products.

       We have experienced strong growth in each of our specialty commercial and fire and emergency truck and truck body markets through our acquisitions of Pierce, a leading manufacturer of fire trucks, in 1996 and McNeilus, a leading manufacturer of concrete mixers and refuse bodies, in 1998. After both of these acquisitions, we introduced new strategies to significantly increase their sales, and we used our expertise in purchasing and manufacturing to reduce their costs. Our specialty commercial and fire and emergency truck and truck body backlog was $338 million as of June 30, 1999, an increase of 28% from the prior year.

       We are the leading manufacturer of severe-duty heavy tactical trucks for the U.S. Department of Defense. In December 1998, the Department of Defense awarded us the Medium Tactical Truck Replacement ("MTTR") contract for the U.S. Marine Corps., from which we expect to generate total sales of $1.2 billion from fiscal 2000 through fiscal 2005, assuming the Department of Defense exercises all the options under the contract as currently anticipated. We expect sales under this contract of about $26 million in fiscal 2000, increasing to peak sales of about $300 million in fiscal 2002. This contract represents our first production contract for medium tactical trucks for the U.S. military.

Competitive Strengths

       We believe we possess the following competitive strengths:

       Strong Market Positions. We have developed leading market positions and brand recognition in each of our core businesses, which we attribute to our reputation for quality products, advanced engineering, innovation, vehicle performance, reliability and customer service.

       Extensive Distribution Capabilities. With the addition of the commercial and municipal distribution capabilities of McNeilus and Pierce, we have established a strong domestic and international distribution system that is tailored to meet the unique needs of customers for specialty trucks and truck bodies. In addition to our exclusive network of dealers and representatives, we employ over 100 sales and service representatives.

       Flexible and Efficient Manufacturing Capabilities. We believe we have competitive advantages over larger truck manufacturers in our specialty truck markets due to our flexible manufacturing and custom fabrication capabilities. In addition, we believe we have competitive advantages over smaller truck and truck body manufacturers, which comprise the majority of the competition in our markets, due to our relatively higher volumes that permit the use of automated assembly lines and provide purchasing power opportunities across product lines.

       Diversified Product Offering and Customer Base. Our broad product offerings and target markets serve to diversify our revenues, mitigate the impact of economic cycles and provide multiple platforms for both internal growth and acquisitions. For each of our target markets, we have developed or acquired a broad product line in order to become a single-source provider to our customers.

       Strong Management Team. Our present management team has successfully executed a strategic repositioning of our business while significantly improving our financial and operating performance. With each of our recent acquisitions, we assimilated the management and culture of the acquired company, introduced new strategies to significantly increase their sales and used our expertise in purchasing and manufacturing to reduce their costs.

       Quality Products and Customer Service. We have developed strong brand recognition based on our demonstrated ability to meet the stringent product quality, performance and reliability requirements of our customers and the specialty truck markets we serve. We also strive to achieve high quality customer service through our extensive service and parts support program, which is available to domestic customers 365 days a year in all product lines throughout our distribution systems.

       Proprietary Components. We have developed a number of proprietary, severe-duty components that we believe provide us with a competitive advantage by increasing our vehicles' durability, operating efficiency and effectiveness. Our ability to integrate many of these components across various product lines also reduces our cost to manufacture products compared to manufacturers who assemble purchased components.

Business Strategy

       We are focused on increasing  our sales,  profitability  and cash flow by
capitalizing  on  our  competitive   strengths  and  pursuing  a  comprehensive,
integrated business strategy.

       Focusing on Specialized Truck Markets. We plan to continue to focus on those specialized truck and truck body markets where we have or can develop strong market positions and where we can realize synergies in purchasing, manufacturing, technology and distribution to increase sales and profitability. In addition to our strategies to increase market share and profitability, each of our specialized truck and truck body markets is exhibiting opportunities for further market growth.

       Pursuing Strategic Acquisitions. Our present management team has successfully negotiated and integrated three acquisitions since September 1996 that have significantly increased our sales and earnings. We intend to selectively pursue additional strategic acquisitions, both domestically and internationally, in order to enhance our product offerings and expand our international presence in specialized truck markets. We will focus our acquisition strategy on specialty truck and truck body markets that are growing, with fragmented or vulnerable competition, and where we can enhance our strong market positions and achieve significant acquisition synergies.

       Expanding Distribution Domestically and Internationally. We plan to add new distribution and service capabilities for the municipal segment of the refuse truck body market and for targeted geographic areas in the domestic fire apparatus market. We are developing strategies to increase international sales through the introduction of McNeilus' refuse truck bodies, rear-discharge concrete mixers and portable concrete batch plants to international markets, by offering Pierce's new Contender line of low-cost commercial and custom fire trucks to international markets and by introducing our new medium tactical military truck to approved foreign armies. International sales have increased 67% to $75.9 million for the twelve months ended June 30, 1999 compared to the $45.5 million achieved in fiscal 1998.

       Introducing New Products. We have increased our emphasis on new product development in recent years, and seek to expand sales by leading our core markets in the introduction of new or improved products, either through internal development or strategic acquisition. New products introduced in fiscal 1999 include the Contender series of low cost commercial and custom pumpers, a substantially upgraded forward-discharge concrete mixer and a lightweight front-end refuse loader.

       Reducing Costs While Maintaining Quality. We actively benchmark our competitors' costs and best industry practices, and continuously seek to implement process improvements to improve profitability and increase cash flow. With each of our acquisitions, we have established cost reduction targets. For our historic product lines, we also establish annual labor productivity improvement targets, and for many product lines, we establish materials cost reduction targets.



                                  The Offering

Common stock offered..................................  3,000,000 shares by us

                                                          250,000 shares by the selling shareholders
                                                       ----------
                                                        3,250,000
                                                       ==========

Common stock to be outstanding after the offering..... 15,403,831 shares

Total common stock and class A common stock to be
   outstanding after the offering..................... 15,829,930 shares

Use of proceeds....................................... We intend to use the net proceeds of the offering to repay indebtedness.  We will not receive any
                                                       proceeds from the sale of shares by the selling
                                                       shareholders in the offering.

Nasdaq National Market symbol......................... OTRKB

       These share numbers are based on shares outstanding on August 31, 1999. Each share of our class A common stock is convertible into one share of our common stock at any time at the holder's option and automatically upon the occurrence of specified events described under "Description of Capital Stock Common Stock - Conversion." The share amounts set forth in the table above exclude 1,288,630 shares of our common stock reserved for issuance pursuant to our employee benefit plans, under which options to purchase 890,055 shares of our common stock were outstanding as of August 31, 1999.

                               ------------------

       We began business in 1917 as one of the early pioneers of four-wheel drive technology. Our business was incorporated as a Wisconsin corporation in 1930. Our principal executive offices are located at 2307 Oregon Street, Oshkosh, Wisconsin 54903-2566, and our telephone number is (920) 235-9151.

       Internet users can obtain information about Oshkosh Truck and its products at http://www.oshkoshtruck.com. However, the information contained at that site is not incorporated into this document.

                       Summary Consolidated Financial Data

       The financial data included below as of and for the fiscal years ended September 30, 1996, 1997 and 1998 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The financial data included below as of and for the nine months ended June 30, 1998 and 1999 have been derived from our unaudited condensed consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation. The results of operations below are not necessarily indicative of the results of operations for any future period. You should read the following information in conjunction with "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                                                                   Nine Months
                                                                          Fiscal Year Ended                           Ended
                                                                            September 30,                            June 30,
                                                              ----------------------------------------        ---------------------
                                                               1996(1)          1997          1998(2)           1998          1999
                                                              ---------       --------       ---------        --------     --------
                                                                             (In thousands, except per share amounts)
Income Statement Data:
Net sales...............................................       $413,455        $683,234       $902,792        $659,741     $851,048
Gross income............................................         28,775          80,997        126,036          87,111      124,920
Operating income (loss).................................         (3,601)         28,785         48,720          33,887       53,198
Income (loss) from continuing operations................           (241)         10,006         16,253          11,301       21,006
Loss from discontinued operations, net (3)..............         (2,859)            ---            ---             ---          ---
Extraordinary charge for early retirement of
    debt, net...........................................            ---             ---         (1,185)         (1,185)         ---
Net income (loss).......................................         (3,100)         10,006         15,068          10,116       21,006
Earnings (loss) per share from continuing
    operations assuming dilution........................          (0.02)           0.78           1.27            0.88         1.62
Dividends per share on common stock.....................           0.33            0.33           0.33            0.25         0.25

Other Financial Data:
EBITDA (4)..............................................       $  9,316        $ 42,637       $ 72,350        $ 46,427     $ 69,317
EBITDA margin % (4).....................................            2.3%            6.2%           8.0%            7.0%         8.1%
Depreciation and amortization...........................       $  8,798        $ 14,070       $ 18,698        $ 12,995     $ 17,018
Capital expenditures....................................          5,355           6,263          8,555           6,270        6,900
Net cash provided by (used in):
     Continuing operating activities....................        (16,237)         65,782         79,941          78,982        1,069
     Discontinued operating activities..................          4,743          (1,658)        (1,093)           (872)         ---
     Investing activities...............................       (166,231)         (7,400)      (228,617)       (226,136)     (11,198)
     Financing activities...............................        148,136         (33,632)       130,172         149,464       11,948

Balance Sheet Data:
Cash and cash equivalents...............................       $    127        $ 23,219       $  3,622        $ 24,657     $  5,441
Working capital (5).....................................         67,469          50,113         41,137          59,199       44,171
Total assets............................................        435,161         420,394        685,039         690,175      794,063
Long-term debt, including current maturities............        157,882         135,000        280,804         298,922      294,856
Shareholders' equity....................................        121,602         120,900        131,296         128,721      151,143
       --------------------

(1)    On  September  18,  1996,  we  acquired  for cash all of the  issued  and outstanding stock of Pierce, a leading  manufacturer and marketer of fire
       trucks  and  other  fire  apparatus,   for  $156.9   million,   including
       acquisition  costs  and net of  cash  acquired.  We  accounted  for  this acquisition using the purchase method of accounting, and accordingly, the income statement data includes the operating  results of Pierce since the date of acquisition.

(2)    On  February  26,  1998,  we  acquired  for  cash all of the  issued  and outstanding  stock of McNeilus,  a leading  manufacturer  and marketer of rear-discharge concrete mixers, refuse truck bodies and portable concrete
       batch  plants,  and  entered  into  related   non-compete  and  ancillary
       agreements for $217.6  million,  including  acquisition  costs and net of cash  acquired.  We  accounted  for this  acquisition  using the purchase method of accounting, and accordingly, the income statement data includes the operating results of McNeilus since the date of acquisition.

(3) On June 2, 1995, we sold assets associated with our motor home, bus and van chassis business. The consideration included cash of $23.8 million and the assumption by the buyer of some liabilities. We accounted for the disposition of the chassis business in fiscal 1995 as a discontinued operation. During the year ended September 30, 1996, we incurred after tax charges of $1.6 million arising from the write-off of receivables and other obligations related to our former chassis joint venture in Mexico and we recognized additional warranty and other related costs of $1.3 million with respect to our former U.S. chassis business.

                                       6

(4) EBITDA means operating income (loss) plus depreciation and amortization and also includes the add-back of the non-cash write-off of assets of $4.1 million in the fiscal year ended September 30, 1996 and $5.8 million in the fiscal year ended September 30, 1998. For purposes of calculating
       EBITDA, depreciation and amortization has been adjusted to exclude amortization of debt issuance costs of $0.2 million in the fiscal year ended September 30, 1997, $0.9 million in the fiscal year ended September
       30, 1998, $0.5 million for the nine months ended June 30, 1998 and $0.9 million for the nine months ended June 30, 1999. EBITDA and related information is presented as additional information because we believe it to be a useful indicator of our operating performance given our substantial non-cash depreciation and amortization expenses. It is not, however, intended as an alternative measure to net income, earnings per share or cash flow from operations, as determined in accordance with generally accepted accounting principles. Other companies in our industry may present EBITDA differently than we do. EBITDA margin percentage is calculated by dividing EBITDA by net sales.

(5)    Working  capital  represents  total  current  assets  less total  current liabilities.  Working capital includes net current liabilities related to discontinued  operations  of $2.0  million at September  30,  1996,  $1.5 million at September  30, 1997 and $0.6  million at  September  30, 1998.
       Working capital includes net current  liabilities related to discontinued
       operations  of $0.8 million at June 30, 1998 and $0.2 million at June 30,
       1999.

                                  RISK FACTORS

       You should carefully consider the risk factors set forth below before making an investment decision. This prospectus includes forward-looking statements. Although we believe that the plans, intentions and expectations reflected in the forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. Important factors that could cause our actual results to differ materially from those included in or suggested by any forward-looking statements are set forth below and elsewhere in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the following risk factors. See "Forward-Looking Statements" for additional information regarding forward-looking statements.

Some of our markets are cyclical and a decline in these markets could have a material adverse effect on our operating performance.

       A decline in overall customer demand in our cyclical commercial or fire and emergency markets could have a material adverse effect on our financial condition, profitability and cash flows. The ready-mix concrete market we serve is highly cyclical and, in large part, impacted by the strength of the economy generally, by prevailing interest rates and by other factors which may have an effect on the level of construction activity, either regionally or nationally. The U.S. construction industry has generally been expanding in recent years, but has experienced significant downturns in the past. These downturns have materially adversely affected the net sales, profitability and cash flow of suppliers to the construction industry, including us, and it is likely that the industry will experience similar downturns at some point in the future. An economic recession similarly may adversely affect the waste management industry and may reduce expenditures for fire and emergency equipment.

We are dependent on U.S. government contracts for a substantial portion of our business. That business is subject to the following risks that could have a material adverse effect on our operating performance:

       Our business is susceptible to changes in the U.S. defense budget, which may reduce revenues expected from our defense business.

       The U.S. defense budget has declined significantly in recent years, resulting in a slowing of new program starts, program delays and program cancellations. The reduction in these budgets has caused many government contractors, including us, to experience declining net sales, reduced operating margins and, in some cases, net losses. U.S. defense budgets may decline again in the future, which may reduce revenues expected from our defense business. Sales under contracts with the Department of Defense, including sales to foreign governments through the Department of Defense and under subcontracts that identified the Department of Defense as the ultimate purchaser, represented $249 million of our net sales for the fiscal year ended September 30, 1998, down from $425 million in fiscal 1994. We expect fiscal 1999 sales to the Department of Defense to decrease by up to $30 million from fiscal 1998 levels, before increasing in fiscal 2000 through 2002 as a result of our MTTR contract to build medium tactical trucks for the U.S. Marine Corps.

       The U.S. government may not appropriate expected funding for our U.S. government contracts, which may prevent us from realizing revenues under current contracts.

       Congress usually appropriates funds for a given program on an annual basis even though contract performance may take more than one year. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future government fiscal years. If Congress fails to appropriate expected funding for our programs, then we may have lower revenues under our current U.S. government contracts than we expect, which could have a material adverse effect on our financial condition, profitability and cash flows.

       Most of our U.S. government contracts are fixed-price contracts and our actual costs may exceed our projected costs, which could result in lower profits or net losses under these contracts.

       Substantially all of our net sales to the Department of Defense for the fiscal year ended September 30, 1998 and for the nine months ended June 30, 1999 were derived from fixed-price contracts. Although we regularly fix a substantial portion of the supply costs of our contracts over the life of the contract, there is a risk that if our bid is submitted and a contract is subsequently awarded to us, our actual costs may exceed the projected costs, which were the basis for our bid for the fixed-price contract. To the extent that actual costs exceed those projected costs for existing contracts or that we inaccurately project costs on any new contracts, we may experience lower profits or net losses as a result of these contracts, which could have a material adverse effect on our financial condition, profitability and cash flows.

       Our U.S. government contracts expire in the near future and may not be replaced, which could reduce expected revenues from these contracts.

       Some of our existing contracts with the Department of Defense involving a number of our heavy tactical truck products expire in fiscal years 2000 and 2001. Although we believe those contracts will be extended or renewed, or replaced with new contracts with the Department of Defense, those contracts could expire or be cancelled and not be replaced with new contracts. We are currently competing for an additional Department of Defense contract for medium tactical trucks. Our failure to obtain new contracts or to extend or replace those expiring in fiscal years 2000 and 2001 would reduce our expected revenues from these contracts, which could have a material adverse effect on our financial condition, profitability and cash flows.

       Our U.S. government contracts could be suspended or terminated which could prevent us from realizing expected revenues under these contracts.

       Approximately 28% of our net sales in fiscal 1998 and 18% of our net sales in the nine months ended June 30, 1999 were made to the U.S. government under long-term contracts and programs in the defense truck and fire and emergency markets. As a result, suspension or termination of these contracts could prevent us from realizing revenues under these contracts, which could in turn have a material adverse effect on our financial condition, profitability and cash flows. Companies engaged in supplying defense-related and other equipment and services to U.S. government agencies are subject to specialized government business risks. These risks include the ability of the U.S. government to unilaterally suspend its contractors from receiving new contracts in the event of violations of some laws or regulations. Although we have not faced any of these suspensions, we have been involved in governmental investigations of various matters in the past. We could face a suspension in the future as a result of governmental investigations. The U.S. government also has the right to terminate contracts either for its convenience or upon the default of the contractor.

       Our U.S. government contracts are subject to audit, which could result in adjustments of our costs and prices under these contracts.

       Some costs and expenses are not allowable charges under the U.S. government contracts. As a U.S. government contractor, we are subject to financial audits and other reviews by the U.S. government of performance under, and the accounting and general practices relating to, our U.S. government contracts, and like most large government contractors, we are audited and reviewed on a continual basis. Costs and prices under our U.S. government contracts may be adjusted based upon the results of these audits and reviews. We have been required to pay adjustments to the government in the past.

A substantial portion of our growth in the past three years has come through acquisitions and we may not be able to identify, complete and integrate future acquisitions, which could adversely affect our future growth.

       Our growth strategy is based in part upon acquisitions and we may not be able to identify suitable acquisition candidates, obtain financing for future acquisitions or complete future acquisitions. If any future acquisitions are completed, we may not be able to integrate the acquired businesses or operate them profitably. Additionally, the diversion of management attention, as well as any other difficulties which may be encountered in the continuing integration processes, could have an adverse impact on our financial condition, profitability and cash flows.

An interruption in the supply of some of our parts, materials, components and final assemblies we obtain from sole source suppliers or subcontractors could delay sales of our trucks and truck bodies.

       We require specific types of engines, transmissions, pumps, cylinders and other parts for the manufacture of our products. We obtain some of these items from limited or single source suppliers with whom we do not have long-term guaranteed supply agreements. We may in the future experience significant disruption or termination of the supply of these parts, materials or components or incur a significant increase in the cost of these parts, materials or components, which could delay sales of our trucks and truck bodies and could result in a material adverse effect on our financial condition, profitability and cash flows. For some of our defense and fire and emergency contracts, we subcontract the manufacture of trailers, flatracks, plows and blowers and the final assembly of our trucks. We have experienced problems with suppliers and subcontractors from time to time and have incurred additional costs and expenses related to these problems.

If our debt level increases as a result of future acquisitions, covenants in our debt agreements may limit our ability to borrow additional funds and make some kinds of payments.

       Our level of indebtedness may increase in the future, particularly if we finance future acquisitions with debt. The agreements governing our subordinated debt and bank debt contain restrictive covenants that, among other things, restrict, but do not prohibit, our and our subsidiaries' ability to incur additional indebtedness, pay dividends or make other restricted payments, consummate asset sales, merge or consolidate with any other person, sell all of our assets or prepay our indebtedness. These restrictions could, particularly in connection with any increase in our level of indebtedness, increase our vulnerability to general adverse economic and industry conditions and limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to fund future acquisitions. In addition, the agreement governing our bank debt requires us to maintain specified financial ratios and to satisfy financial condition tests.

The selling shareholders own a majority of our class A common stock and therefore have voting control of the company.

       We have two classes of common equity: our common stock being offered by this prospectus and our class A common stock. The holders of our common stock are entitled to elect 25% of our Board of Directors, but are not otherwise entitled to vote except as required by law. Our class A common stock has the right to elect 75% of our Board of Directors and to vote on any other matter brought to a vote of our shareholders. Therefore, effective control of our Board of Directors and operations is vested in the holders of our class A common stock, which is closely held. As of August 31, 1999, on a pro forma basis that includes the issuance of our common stock in the offering, the selling shareholders, J. Peter Mosling, Jr. and Stephen P. Mosling, who are two of our directors, beneficially own approximately 6.3% of our outstanding capital stock, but effectively control 75% of our Board of Directors because they beneficially own approximately 84.8% of our class A common stock.

                                 USE OF PROCEEDS

       We estimate the net proceeds to us from the sale of the 3,000,000 shares of common stock offered by us will be approximately $ million, based on an assumed offering price of $ per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sales of shares of common stock by the selling shareholders.

       We intend to use a portion of the net proceeds to repay a total of $40.0 million of outstanding indebtedness under Term Loans B and C of our senior credit facility, with $20.0 million applied to each loan. Term Loan B matures on March 31, 2005 and Term Loan C matures on March 31, 2006. Term Loans B and C had outstanding principal balances of $42.5 million each. We intend to use the remainder of the net proceeds to repay indebtedness under Term Loan A of our senior credit facility, which matures on March 31, 2004, and had an outstanding principal balance of $87.0 million at August 31, 1999. The weighted-average interest rates on borrowings outstanding at August 31, 1999 were 6.80% on Term Loan A, 7.54% on Term Loan B and 7.79% on Term Loan C.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

       Our common stock is traded on the Nasdaq National Market under the symbol "OTRKB." The following table sets forth high and low closing sale prices of our common stock as reported by the Nasdaq National Market.

                                                          High           Low
                                                          ----           ---
Fiscal 1997
      First Quarter...................................  $  8.17       $  6.75
      Second Quarter..................................     8.58          6.75
      Third Quarter...................................    10.58          7.08
      Fourth Quarter..................................    11.67          8.83
Fiscal 1998
      First Quarter...................................  $ 14.17       $  9.92
      Second Quarter..................................    13.33         11.58
      Third Quarter...................................    17.42         12.67
      Fourth Quarter..................................    18.83         12.33
Fiscal 1999
      First Quarter...................................  $ 23.33       $ 14.50
      Second Quarter..................................    25.50         20.83
      Third Quarter...................................    33.58         19.33
      Fourth Quarter (through September    , 1999) ...      .             .

    On September   , 1999,  the last reported sale price for our common stock on the Nasdaq National Market was $ . There is no established public trading market for our class A common stock.

       In fiscal 1997 and 1998, we paid quarterly cash dividends of $0.0833 per share of our common stock and $0.0725 per share of our class A common stock. We paid total cash dividends of $0.2500 per share of our common stock and $0.2175 per share of our class A common stock through the nine months ended June 30, 1999.

       We intend to declare and pay dividends on a regular basis. However, the payment of future dividends is at the discretion of our Board of Directors and will depend upon, among other things, future earnings, capital requirements, our general financial condition, general business conditions and other factors. When we pay dividends, we pay a dividend on each share of our common stock equal to 115% of the amount paid on each share of our class A common stock. The agreements governing our subordinated debt and bank debt restrict our ability to pay dividends on our common stock and class A common stock. The aggregate amount of all dividends we may pay on our common equity in any twelve month period is limited by the terms of our senior credit facility. As of September 30, 1999 and after our payments of cash dividends during fiscal 1999, we will have approximately $1.8 million available to pay dividends on our common equity under the terms of our senior credit facility.

                                 CAPITALIZATION


       The following table sets forth our consolidated capitalization as of June 30, 1999 on an actual basis, and as adjusted to give effect to our sale of 3,000,000 shares of common stock at an assumed public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses. You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                                   June 30, 1999
                                                                         ---------------------------------
                                                                           Actual              As Adjusted
                                                                         ---------             -----------
                                                                              (dollars in thousands)

Cash and cash equivalents..............................................  $   5,441             $     5,441
                                                                         =========             ===========
Long-term debt, including current maturities...........................  $ 294,856             $
Shareholders' equity:
     Preferred stock, $.01 par value; 2,000,000 shares
       authorized; none issued and outstanding.........................        ---                     ---
     Class A common stock, $.01 par value; 1,000,000 shares
       authorized; 426,575 shares issued (1)...........................          4                       4
     Common stock, $.01 par value; 18,000,000 shares
       authorized; 13,610,673 shares issued; 16,610,673
       shares issued as adjusted (2)...................................        136                     166
     Paid-in capital...................................................     15,576
     Retained earnings (3).............................................    148,791
     Common stock in treasury, at cost, 1,259,000 shares...............    (11,560)                (11,560)
     Minimum pension liability.........................................     (1,804)                 (1,804)
                                                                         ---------             -----------
         Total shareholders' equity....................................    151,143
                                                                         ---------             -----------
             Total capitalization......................................  $ 445,999             $
                                                                         =========             ===========
---------------

(1) Each share of our class A common stock is convertible into one share of our common stock at any time at the holder's option and automatically upon the occurrence of specified events described under "Description of Capital Stock - Common Stock - Conversion."

(2) Excludes 1,340,755 shares of our common stock reserved for issuance pursuant to our employee benefit plans, under which options to purchase
       942,180 shares of our common stock were outstanding as of June 30, 1999, at a weighted-average exercise price of $12.05 per share.

(3)    Reflects  write-off  of deferred  financing  costs of $         ,  net of
       income tax benefit of $          .

                      SELECTED CONSOLIDATED FINANCIAL DATA

       The financial data included below as of and for the fiscal years ended September 30, 1994, 1995, 1996, 1997 and 1998 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The financial data included below as of and for the nine months ended June 30, 1998 and 1999 have been derived from our unaudited condensed consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation. The results of operations below are not necessarily indicative of the results of operations for any future period. You should read the following information in conjunction with "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                                                                   Nine Months
                                                                          Fiscal Year Ended                           Ended
                                                                            September 30,                            June 30,
                                                      ------------------------------------------------------   ---------------------

                                                        1994        1995      1996(1)     1997      1998(2)      1998        1999
                                                      ---------   --------   --------   --------   ---------   --------    --------
                                                                         (In thousands, except per share amounts)
Income Statement Data:
Net sales...........................................  $ 581,275   $438,557   $413,455   $683,234   $ 902,792   $659,741    $851,048
Cost of sales.......................................    519,801    390,022    384,680    602,237     776,756    572,630     726,128
                                                      ---------   --------   --------   --------   ---------   --------    --------
     Gross income...................................     61,474     48,535     28,775     80,997     126,036     87,111     124,920
Operating expenses:
  Selling, general and administrative...............     38,404     29,242     32,205     47,742      69,001     47,665      63,322
  Amortization of goodwill and other intangibles....        ---        ---        171      4,470       8,315      5,559       8,400
                                                      ---------   --------   --------   --------   ---------   --------    --------
     Total operating expenses.......................     38,404     29,242     32,376     52,212      77,316     53,224      71,722
                                                      ---------   --------   --------   --------   ---------   --------    --------
Operating income (loss).............................     23,070     19,293     (3,601)    28,785      48,720     33,887      53,198
Interest expense....................................     (1,080)      (679)      (929)   (12,722)    (21,490)   (14,273)    (19,839)
Interest income.....................................        249        774      1,040        717       1,326        544         614
Miscellaneous, net..................................       (137)      (466)     1,508       (278)         92       (344)        564
                                                      ---------   --------   --------   --------   ---------   --------    --------
Income (loss) from continuing operations before
  income taxes, equity in earnings of unconsolidated
  partnership and extraordinary item................     22,102     18,922     (1,982)    16,502      28,648     19,814      34,537
Provision (credit) for income taxes.................      8,544      7,285     (1,741)     6,496      12,655      8,378      14,700
                                                      ---------   --------   --------   --------   ---------   --------    --------
                                                         13,558     11,637       (241)    10,006      15,993     11,436      19,837
Equity in earnings (loss) of unconsolidated
  partnership, net of income taxes..................        ---        ---        ---        ---         260       (135)      1,169
                                                      ---------   --------   --------   --------   ---------   --------    --------
Income (loss) from continuing operations............     13,558     11,637       (241)    10,006      16,253     11,301      21,006
Loss from discontinued operations, net (3)..........       (504)    (2,421)    (2,859)       ---         ---        ---         ---
Extraordinary charge for early retirement of
    debt, net.......................................        ---        ---        ---        ---      (1,185)    (1,185)        ---
                                                      ---------   --------   --------   --------   ---------   --------    --------
Net income (loss)...................................  $  13,054   $  9,216   $ (3,100)  $ 10,006   $  15,068   $ 10,116    $ 21,006
                                                      =========   ========   ========   ========   =========   ========    ========
Earnings (loss) per share:
     Continuing operations..........................  $    1.04   $   0.88   $  (0.02)  $   0.78   $    1.29   $   0.89    $   1.65
     Net income (loss)..............................       1.00       0.69      (0.23)      0.78        1.20       0.80        1.65
Earnings (loss) per share assuming dilution:
     Continuing operations..........................  $    1.04   $   0.87   $  (0.02)  $   0.78   $    1.27   $   0.88    $   1.62
     Net income (loss)..............................       1.00       0.69      (0.23)      0.78        1.18       0.79        1.62
Dividends per share:
     Class A common stock...........................  $   0.290   $  0.290   $  0.290   $  0.290   $   0.290   $ 0.2175    $ 0.2175
     Common stock...................................      0.333      0.333      0.333      0.333       0.333     0.2500      0.2500
Other Financial Data:
EBITDA (4)..........................................  $  32,348   $ 27,702   $  9,316   $ 42,637   $  72,350   $ 46,427    $ 69,317
EBITDA margin % (4).................................        5.6%       6.3%       2.3%       6.2%        8.0%       7.0%        8.1%
Depreciation and amortization.......................  $   9,278   $  8,409   $  8,798   $ 14,070   $  18,698   $ 12,995    $ 17,018
Capital expenditures................................      5,178      5,347      5,355      6,263       8,555      6,270       6,900
Net cash provided by (used in):
     Continuing operating activities................     67,423      6,166    (16,237)    65,782      79,941     78,982       1,069
     Discontinued operating activities..............     (2,851)    10,482      4,743     (1,658)     (1,093)      (872)        ---
     Investing activities...........................     (6,136)    (6,170)  (166,231)    (7,400)   (228,617)  (226,136)    (11,198)
     Financing activities...........................    (43,192)     3,402    148,136    (33,632)    130,172    149,464      11,948
Balance Sheet Data:
Cash and cash equivalents...........................  $  15,836   $ 29,716   $    127   $ 23,219   $   3,622   $ 24,657    $  5,441
Working capital (5).................................     82,010     91,777     67,469     50,113      41,137     59,199      44,171
Total assets........................................    198,678    200,916    435,161    420,394     685,039    690,175     794,063
Long-term debt, including current maturities........        610        ---    157,882    135,000     280,804    298,922     294,856
Shareholders' equity................................    121,558    133,413    121,602    120,900     131,296    128,721     151,143

                                       14



       --------------------

(1)    On  September  18,  1996,  we  acquired  for cash all of the  issued  and outstanding stock of Pierce, a leading  manufacturer and marketer of fire
       trucks  and  other  fire  apparatus,   for  $156.9   million,   including
       acquisition  costs  and net of  cash  acquired.  We  accounted  for  this acquisition using the purchase method of accounting, and accordingly, the income statement data includes the operating  results of Pierce since the date of acquisition.

(2)    On  February  26,  1998,  we  acquired  for  cash all of the  issued  and outstanding  stock of McNeilus,  a leading  manufacturer  and marketer of rear-discharge concrete mixers, refuse truck bodies and portable concrete
       batch  plants,  and  entered  into  related   non-compete  and  ancillary
       agreements for $217.6  million,  including  acquisition  costs and net of cash  acquired.  We  accounted  for this  acquisition  using the purchase method of accounting, and accordingly, the income statement data includes the operating results of McNeilus since the date of acquisition.

 (3) On June 2, 1995, we sold assets associated with our motor home, bus and van chassis business. The consideration included cash of $23.8 million and the assumption by the buyer of some liabilities. We accounted for the disposition of the chassis business as a discontinued operation and accordingly, the income statement data for 1994 and 1995 reflects the chassis business as a discontinued operation. During the year ended
       September 30, 1996, we incurred after-tax charges of $1.6 million arising from the write-off of receivables and other obligations related to our former chassis joint venture in Mexico and we recognized additional warranty and other related costs of $1.3 million with respect to our former U.S. chassis business.

(4) EBITDA means operating income (loss) plus depreciation and amortization and also includes the add-back of the non-cash write-off of assets of $4.1 million in the fiscal year ended September 30, 1996 and $5.8 million in the fiscal year ended September 30, 1998. For purposes of calculating
       EBITDA, depreciation and amortization has been adjusted to exclude amortization of debt issuance costs of $0.2 million in the fiscal year ended September 30, 1997, $0.9 million in the fiscal year ended September
       30, 1998, $0.5 million for the nine months ended June 30, 1998 and $0.9 million for the nine months ended June 30, 1999. EBITDA and related information is presented as additional information because we believe it to be a useful indicator of our operating performance given our substantial non-cash depreciation and amortization expenses. It is not, however, intended as an alternative measure to net income, earnings per share or cash flow from operations, as determined in accordance with generally accepted accounting principles. Other companies in our industry may present EBITDA differently than we do. EBITDA margin percentage is calculated by dividing EBITDA by net sales.

(5) Working capital represents total current assets less total current liabilities. Working capital includes net current assets (liabilities) related to discontinued operations of $15.9 million at September 30, 1994, $3.3 million at September 30, 1995, ($2.0) million at September 30,
       1996,  ($1.5)  million  at  September  30,  1997 and  ($0.6)  million  at
       September 30, 1998. Working capital includes net current (liabilities) related to discontinued operations of ($0.8) million at June 30, 1998 and ($0.2) million at June 30, 1999.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following contains forward-looking statements. These statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those described in or suggested by any such statement. See "Forward-Looking Statements."

Overview

       We are a leading designer, manufacturer and marketer of a wide range of specialty trucks and truck bodies including concrete mixers, refuse bodies, fire and emergency vehicles and defense trucks. Under the "McNeilus" and "Oshkosh" brand names, we manufacture rear- and forward-discharge concrete mixers and a wide range of automated rear, front, side and top loading refuse truck bodies. Under the "Pierce" brand name, we are among the leading domestic manufacturers of fire apparatus assembled on both custom and commercial chassis. We manufacture aircraft rescue and firefighting and airport snow removal vehicles under the "Oshkosh" brand name. We also manufacture defense trucks under the "Oshkosh" brand name and are the leading manufacturer of severe-duty heavy tactical trucks for the Department of Defense.

       Our net sales are principally determined on the basis of lowest qualified bid in our fire and emergency and defense truck markets. In order to qualify to bid in these markets, the bidder must demonstrate superior quality, vehicle performance, reliability and innovative technologies. In the refuse truck body and concrete mixer markets, our net sales are affected by product pricing, innovation, quality, distribution, service and product performance. In each of our business segments, we strive to be the market leader in new product development, product quality and reliability, and to build distribution capabilities that are tailored to the unique needs of our customers.

       The principal elements of our cost of sales are commercial chassis, components and raw materials, labor, manufacturing overhead, engineering and warranty costs. Nearly all our refuse truck bodies and rear-discharge concrete mixers and some of our custom fire bodies are mounted on commercially available truck chassis purchased from large truck manufacturers. While most customers provide these chassis to us for mounting our truck bodies, for approximately 39.3% of our commercial net sales and 13.6% of our fire and emergency sales in the nine months ended June 30, 1999, we bought the truck chassis and sold it to our customers along with our truck body. Principal components included in our trucks and truck bodies include cabs, engines, transmissions, axles, independent suspension systems, cylinders and transfer cases. We fabricate and assemble most of our own cabs, transfer cases and independent suspension systems and purchase the other components from a variety of truck component manufacturers. Principal raw materials include sheet and bar stock steel and aluminum. We strive to negotiate firm fixed price contracts for 70% to 80% of the components and raw materials for the full production of our large defense contracts. For the balance of our components and raw materials, we strive to negotiate annual pricing that is below published pricing indices. We establish annual labor productivity improvement goals for all of our products and for some products we also establish material cost reduction goals. In addition, costs of sales are affected by the efficiency of production methods and manufacturing capacity utilization.

       Our operating expenses are comprised principally of labor and distribution costs associated with our direct distribution systems. Information systems, finance, legal and general management costs also represent significant components of our operating expenses.

Acquisition History

       Since 1996, we have selectively pursued strategic acquisitions in order to enhance our product offerings and diversify our business. We have focused our acquisition strategy in specialty truck and truck body markets that are growing and where we can develop strong market positions and achieve acquisition synergies. Identified below is information with respect to these acquisitions, all of which have been accounted for using the purchase method of accounting and have been included in our results of operations from the date of acquisition.

       On September 18, 1996, we acquired for cash all of the issued and outstanding capital stock of Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus for $156.9 million, including acquisition costs and net of cash acquired. The acquisition was financed from borrowings under a subsequently retired bank credit facility.

       On December 19, 1997, Pierce acquired certain inventory, machinery and equipment, and intangible assets of Nova Quintech, a division of Nova Bus Corporation, for $3.6 million. Nova Quintech was engaged in the manufacture and sale of aerial devices for fire trucks.

       On February 26, 1998, we acquired for cash all of the issued and outstanding capital stock of McNeilus and entered into related non-compete and ancillary agreements for $217.6 million, including acquisition costs and net of cash acquired. McNeilus is a leading manufacturer and marketer of rear-discharge concrete mixers and portable concrete batch plants for the construction industry and refuse truck bodies for the waste services industry in the United States. The acquisition was financed from borrowings under a senior credit facility and the issuance of senior subordinated notes.

Results of Operations

       The following table sets forth selected items from our Consolidated Statements of Income as a percentage of net sales, for the periods indicated:


                                                                                                              Nine Months
                                                                     Fiscal Year Ended                           Ended
                                                                       September 30,                            June 30,
                                                          ---------------------------------------       -----------------------

                                                            1996           1997            1998           1998           1999
                                                          --------       --------        --------       --------       --------

Net sales...............................................     100.0%         100.0%         100.0%          100.0%         100.0%
Cost of sales...........................................      93.0           88.1           86.0            86.8           85.3
                                                          --------       --------        --------       --------       --------
     Gross income.......................................       7.0           11.9           14.0            13.2           14.7
Operating expenses:
     Selling, general and administrative................       7.9            7.0            7.7             7.2            7.4
     Amortization of goodwill and other intangibles.....       ---            0.7            0.9             0.9            1.0
                                                          --------       --------        --------       --------       --------
     Total operating expenses...........................       7.9            7.7            8.6             8.1            8.4
                                                          --------       --------        --------       --------       --------
Operating income (loss).................................      (0.9)           4.2            5.4             5.1            6.3
Interest expense........................................      (0.2)          (1.8)          (2.4)           (2.1)          (2.3)
Interest income.........................................       0.3            0.1            0.1             ---            0.1
Miscellaneous, net......................................       0.4            ---            ---             ---            ---
Income tax (provision) credit...........................       0.4           (1.0)          (1.4)           (1.3)          (1.7)
Equity in earnings of unconsolidated
     partnership, net...................................       0.1            ---            ---             ---            ---
                                                          --------       --------        --------       --------       --------
Income (loss) from continuing operations................       ---            1.5            1.7             1.7            2.5
Discontinued operations.................................      (0.7)           ---            ---             ---            ---
Extraordinary charge....................................       ---            ---            ---            (0.2)           ---
                                                          --------       --------        --------       --------       --------
Net income (loss).......................................      (0.7)%          1.5%           1.7%            1.5%           2.5%
                                                          ========       ========        ========       ========       ========

Nine Months Ended June 30, 1999 Compared to Nine Months Ended June 30, 1998

       We reported net income of $21.0 million, or $1.62 per share, on net sales of $851.0 million for the first nine months of fiscal 1999, compared to net income of $10.1 million, or $0.79 per share, on net sales of $659.7 million for the first nine months of fiscal 1998.

       Sales of commercial and fire and emergency products increased in the first nine months of fiscal 1999 compared to the first nine months of fiscal 1998 while sales of defense products decreased. Commercial and fire and emergency sales for the first nine months of fiscal 1999 increased $236.2 million, or 50.0%, from the first nine months of fiscal 1998 to $708.6 million. An increase of $208.3 million in sales of construction and refuse vehicles and a $27.9 million increase in sales of fire and emergency apparatus accounted for the increase. The increase in fiscal 1999 sales resulted primarily from the inclusion of McNeilus for a full nine months in fiscal 1999 compared to only four months in fiscal 1998. Construction vehicle sales benefited in the nine-month period of fiscal 1999 from strong construction end markets and the introduction of a new cab and mixer package for Oshkosh's front-discharge concrete mixer. We believe that commercial waste haulers accelerated the replacement of refuse packers in their fleets in 1998 and 1999 and that we have increased our penetration with both commercial and municipal accounts. Sales of fire and emergency vehicles rose 13.0% due to strong market demand and an improved product mix. Sales of defense products totaled $147.0 million for the first nine months of fiscal 1999, a decrease of $40.7 million, or 21.7%, compared to the first nine months of fiscal 1998. Defense sales declined due to the trend in lower heavy military truck spending in the federal budget and the completion of the ISO-Compatible Palletized Flatrack contract in July 1998, which had been subcontracted to Steeltech Manufacturing, Inc. We expect defense sales in the fourth quarter of fiscal 1999 to increase approximately $10.0 million over the fourth quarter of fiscal 1998. Vehicle sales under the MTTR contract awarded to us in December 1998 will not begin until fiscal 2000.

       Gross  income in the first  nine  months of fiscal  1999  totaled  $124.9 million,  or 14.7% of net  sales,  compared  to $87.1  million,  or 13.2% of net sales, in the first nine months of fiscal 1998. McNeilus contributed $58.1 million of gross income for the first nine months of fiscal 1999 compared to $26.8 million for the first nine months of fiscal 1998. Fiscal 1998 results included only four months of McNeilus operations.

       Operating expenses increased $18.5 million to $71.7 million, or 8.4% of net sales, in the first nine months of fiscal 1999 compared to $53.2 million, or 8.1% of net sales, in the first nine months of fiscal 1998. Operating expenses for the first nine months of fiscal 1999 included a $3.8 million non-recurring charge for litigation, or 0.4% of net sales, and a $2.9 million increase in amortization of goodwill and other intangibles, or 0.3% of net sales. The remainder of the dollar increase largely reflects the operating expenses of McNeilus, which we owned for an additional five months in fiscal 1999.

       Interest expense increased to $19.8 million in the first nine months of fiscal 1999 compared to $14.3 million in the first nine months of fiscal 1998. The increase in interest expense was due to additional borrowings to finance the acquisition of McNeilus, net of debt repayment.

       The effective tax rate for combined federal and state income taxes for the first nine months of fiscal 1999 was 42.6% compared to 42.3% for the first nine months of fiscal 1998. The effective income tax rate for the first nine months of fiscal 1999 was impacted by non-deductible goodwill amortization of $4.2 million. The effective income tax rate for the first nine months of fiscal 1998 was impacted by non-deductible goodwill amortization of $2.8 million and by the reversal of $0.5 million of income tax provisions recognized in earlier periods.

       Equity in earnings of an unconsolidated lease financing partnership increased to $1.2 million for the first nine months of fiscal 1999 compared to a loss of $0.1 million for the first nine months of fiscal 1998. The first nine months of fiscal 1998 included a $0.9 million after-tax charge due to the early adoption of a new accounting standard related to start-up activities of the partnership. Also, results for the first nine months of fiscal 1998 included only four months of operations of the partnership following its formation on February 26, 1998.

       The extraordinary charge of $1.2 million in the first nine months of fiscal 1998 was due to the early retirement of debt incurred in connection with the acquisition of McNeilus.

Fiscal Year Ended September 30, 1998 Compared to Fiscal Year Ended September 30, 1997

       We reported net income of $15.1 million, or $1.18 per share, on net sales of $902.8 million for the year ended September 30, 1998, compared to net income of $10.0 million, or $0.78 per share, on net sales of $683.2 million for the year ended September 30, 1997. Fiscal 1998 results include seven months of sales and earnings of McNeilus, a leading manufacturer and marketer of rear-discharge concrete mixers and portable concrete batch plants for the construction industry and refuse truck bodies for the waste services industry in the

United States, which was acquired on February 26, 1998. Fiscal 1998 results were adversely affected by after-tax charges of $5.6 million, including $1.2 million related to early repayment of debt, $3.5 million related to impairment losses with respect to our Florida manufacturing facilities and our Summit Performance Systems, Inc. brand rear-discharge mixer system technology intangible asset and $0.9 million of organization start-up costs incurred in connection with establishing a lease financing partnership. See Note 13 to Notes to Consolidated Financial Statements. These charges were partially offset by a $2.1 million after-tax gain on the sale of an interest in a Mexican bus manufacturer.

       Sales of commercial and fire and emergency products in fiscal 1998 were $653.8 million, an increase of $259.2 million, or 65.7%, from fiscal 1997, largely as a result of the inclusion of McNeilus sales of $240.0 million since the date of its acquisition and a $25.6 million increase in sales of Pierce. Commercial and fire and emergency export sales increased $13.9 million to $34.6 million in fiscal 1998 compared to fiscal 1997, primarily as a result of increases in exports of fire apparatus by Pierce following the introduction of Pierce products to Oshkosh's international dealer network. Sales of defense products totaled $249.0 million in fiscal 1998, a decrease of $39.6 million, or 13.7%, compared to fiscal 1997. The decrease in defense sales was primarily due to a decline in heavy tactical truck procurement by the U.S. Department of Defense. Fiscal 1998 defense sales included $32.0 million of ISO-Compatible Palletized Flatracks that were produced by Steeltech compared to $41.4 million of these sales in fiscal 1998. This contract was completed in July 1998. Defense export sales decreased to $0.5 million in fiscal 1998 compared to $16.6 million in fiscal 1997. Fiscal 1997 defense export sales included $13.0 million from a sale of Heavy Expanded Mobility Tactical Truck vehicles to Taiwan. We expect that our defense-related sales will decline by approximately $20.0 to $30.0 million in fiscal 1999.

       Gross income in fiscal 1998 totaled $126.0 million, or 14.0% of net sales, compared to $81.0 million, or 11.9% of net sales, in fiscal 1997. The increase in gross income and gross margins in fiscal 1998 was principally due to inclusion of McNeilus operating results since the date of its acquisition.

       Operating expenses totaled $77.3 million, or 8.6% of net sales, in fiscal 1998 compared to $52.2 million, or 7.7% of net sales in fiscal 1997. The increase principally reflects the expenses of McNeilus since the date of its acquisition. Operating expenses also were adversely impacted by net pre-tax charges of $2.4 million involving the impairment of our Florida manufacturing facility ($3.9 million) and the impairment of our Summit brand mixer system technology intangible asset ($1.9 million), which were partially offset by the gain on sale of our interest in a Mexican bus manufacturer ($3.4 million).

       Interest expense increased to $21.5 million in fiscal 1998 compared to $12.7 million in fiscal 1997 as a result of financing the McNeilus acquisition.

       The provision for income taxes in fiscal 1998 was $12.7 million, or 44.2% of pre-tax income, compared to $6.5 million, or 39.4% of pre-tax income, in fiscal 1997. The effective income tax rate in fiscal 1998 was adversely affected by non-deductible goodwill of $4.2 million related to the acquisitions of Pierce in September 1996 and McNeilus in February 1998. The effective income tax rate in fiscal 1997 was adversely impacted by non-deductible goodwill of $2.6 million related to the acquisition of Pierce in September 1996 and benefited from the reversal of $0.9 million of prior years' provisions for income taxes.

       Equity in earnings of an unconsolidated lease financing partnership of $0.3 million in fiscal 1998 represents our after-tax share of income of the lease financing partnership. These results include our share of the write-off of organization costs ($1.5 million pre-tax, $0.9 million after-tax) incurred by the partnership in fiscal 1998. See Note 12 to Notes to Consolidated Financial Statements.

       The $1.2 million after-tax extraordinary charge recorded in fiscal 1998 represents the write-off of deferred financing costs for that portion of debt prepaid during the year.

Fiscal Year Ended September 30, 1997 Compared to Fiscal Year Ended September 30, 1996

       We reported net income of $10.0 million, or $0.78 per share, on net sales of $683.2 million for the year ended September 30, 1997, compared to a net loss of $3.1 million, or $0.23 per share, on net sales of $413.5 million for the year ended September 30, 1996. The fiscal 1997 results include a full year of sales and earnings of Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S., which was acquired on September 18, 1996. The fiscal 1996 results were adversely affected by after-tax charges of $11.3 million, including $3.2 million related to the ISO-Compatible Palletized Flatrack subcontract to Steeltech, $3.5 million associated with our Mexican bus affiliates, and warranty and other related costs of $4.6 million. In fiscal 1996, we also recognized after-tax benefits of $2.0 million on the reversal of income tax provisions and related accrued interest.

       Sales of commercial, fire and emergency and defense products increased in fiscal 1997 compared to fiscal 1996. Commercial and fire and emergency sales in fiscal 1997 were $394.6 million, an increase of $232.6 million, or 143.6% from 1996, principally due to inclusion of a full year of Pierce sales in fiscal 1997. Commercial and fire and emergency export sales totaled $20.7 million in fiscal 1997 and $20.4 million in fiscal 1996. Sales of defense products totaled $288.6 million in fiscal 1997, an increase of $37.2 million, or 14.8%, compared to fiscal 1996. The increase in defense sales was primarily due to an increase in ISO-Compatible Palletized Flatrack sales that were produced by Steeltech, which increased from $8.7 million in fiscal 1996 to $41.4 million in fiscal 1997. Defense export sales also increased to $16.6 million in fiscal 1997 compared to $2.1 million in fiscal 1996.

       Gross income in fiscal 1997 totaled $81.0 million, or 11.9% of net sales, compared to $28.8 million, or 7.0% of net sales, in fiscal 1996. The increase in gross income in fiscal 1997 was principally due to increased sales volume as a result of the acquisition of Pierce. In addition, fiscal 1996 gross income was reduced by pre-tax charges of $5.1 million related to production delays and cost overruns associated with the ISO-Compatible Palletized Flatrack subcontract to Steeltech and increased warranty and other related costs of $5.5 million (pre-tax).

       Operating expenses totaled $52.2 million, or 7.7% of net sales, in fiscal 1997 compared to $32.4 million, or 7.9% of net sales, in fiscal 1996. The increase in operating expenses in fiscal 1997 related principally to the operating expenses of Pierce and amortization of goodwill and other intangible assets associated with the acquisition of Pierce. We recognized pre-tax charges of $3.2 million in fiscal 1996 to write off our investment in Steeltech and to write off our remaining investments and advances associated with our Mexican bus affiliates due to prolonged weakness in the Mexican economy and continuing high losses and high leverage reported by the Mexican affiliates.

       Interest expense increased to $12.7 million in fiscal 1997 compared to $0.9 million in fiscal 1996 as a result of the financing for the Pierce acquisition.

       Miscellaneous expense was $0.3 million in fiscal 1997 compared to miscellaneous income of $1.5 million in fiscal 1996. The miscellaneous income in fiscal 1996 arose primarily from the reversal of accrued interest related to income taxes.

       The provision for income taxes in fiscal 1997 was $6.5 million, or 39.4% of pre-tax income, compared to a credit for income taxes of $1.7 million in fiscal 1996. Fiscal 1997 benefited from the reversal of $0.9 million of prior years' provisions for income taxes and fiscal 1996 benefited from $1.0 million of these reversals. In addition, the effective income tax rate in fiscal 1997 was adversely affected by non-deductible goodwill of $2.6 million arising from the Pierce acquisition.

       The $2.9 million after-tax loss from discontinued operations ($4.7 million pre-tax) in fiscal 1996 resulted from the write-off of receivables of $2.6 million (pre-tax) related to our Mexican bus affiliates and from a $2.1 million pre-tax charge for additional warranty and other related costs with respect to our former U.S. chassis business which was sold in June 1995.

Financial Condition

Nine Months Ended June 30, 1999

       During the first nine months of fiscal 1999, cash increased by $1.8 million. Equipment and software purchases of $6.9 million, dividends of $3.2 million, increases in long-term assets of $4.4 million generally related to the Pierce enterprise resource planning system installed in fiscal 1999 and additional equity investments in our leasing partnership of $1.0 million were funded by cash from operations of $1.1 million, a $14.3 million increase in borrowings under our revolving credit facility and $1.1 million of proceeds from the exercise of common stock options under our Incentive Stock Plan.

Fiscal Year Ended September 30, 1998

       During fiscal 1998, cash decreased by $19.6 million to $3.6 million at September 30, 1998. Cash available at the beginning of the year of $23.2 million, $11.1 million of cash equivalents acquired from McNeilus and not used to reduce the McNeilus acquisition indebtedness, and cash provided from operations of $79.9 million were used primarily to fund $78.0 million of debt repayments (including $25.0 million prior to the acquisition of McNeilus), a $16.3 million reduction of our revolving credit facility, the acquisition of Nova Quintech for $3.6 million, property, plant and equipment additions of $8.6 million and dividends of $4.2 million. We borrowed $347.3 million in February 1998, including $225.0 million under a multi-tranche senior credit facility, $100.0 million of senior subordinated notes and $22.3 million under a new $100.0 million revolving credit facility. We used borrowings to refinance outstanding indebtedness of $110.0 million under our previous credit facility and to pay $8.6 million of debt issuance costs. We also used borrowings to close the McNeilus transaction for $249.5 million consideration plus $6.0 million in acquisition costs less cash acquired of $37.9 million, $11.1 million of which was temporarily invested at the acquisition date.

Fiscal Year Ended September 30, 1997

       During fiscal 1997, cash increased $23.1 million. Cash provided from operating activities of $65.8 million was used primarily to fund $6.3 million of property, plant and equipment additions, $1.7 million of payments related to discontinued operations, $22.9 million of long-term debt and revolving credit payments, $6.5 million of purchases of our common stock and common stock warrants, net of stock option exercise proceeds, and $4.2 million of dividends.

Liquidity and Capital Resources

       We had approximately $70.4 million of unused availability under the terms of our revolving credit facility as of June 30, 1999. Our primary cash requirements include working capital, interest and principal payments on indebtedness, capital expenditures, dividends and, potentially, future acquisitions. The primary sources of cash are expected to be cash flow from operations and borrowings under our senior credit facility. Based upon current and anticipated future operations, we believe capital resources will be adequate to meet future working capital, debt service and other capital requirements for fiscal years 1999 and 2000, including the effects of the MTTR contract. There can be no assurance, however, that our business will generate cash flow that, together with the other sources of capital, will enable us to meet those requirements.

       Our cash flow from operations has fluctuated, and will likely continue to fluctuate, significantly from quarter to quarter due to changes in working capital arising principally from seasonal fluctuations in sales. The MTTR contract will likely entail increases in our working capital needs as it will require working capital to produce vehicles or other equipment for shipment.

       Our senior credit facility and senior subordinated notes contain various restrictions and covenants on us that could potentially limit our ability to respond to market conditions, to provide for unanticipated capital investments, to raise additional debt or equity capital or to take advantage of business opportunities. See Note 4 to Notes to Consolidated Financial Statements.

       Our senior credit facility accrues interest at variable rates. We presently have no plans to enter into interest rate swap arrangements to limit our exposure to future increases in interest rates.

       Our capital expenditures for fiscal years 1999 through 2001 are expected to be approximately $15 to $17 million annually.

Year 2000

       General. We commenced a corporate-wide Year 2000 project in 1997 to address issues with respect to the ability of computer programs and embedded computer chips to distinguish between the years 1900 and 2000. The Year 2000 project is on schedule in all material respects. We believe that all of our principal enterprise resource planning systems are Year 2000 ready. Other information systems that we believe pose lesser risks in the event of Year 2000 failure are scheduled to be upgraded or replaced by October 31, 1999.

       Year 2000 Project. Our Year 2000 project addresses four principal areas: infrastructure and applications software; company-produced trucks and equipment; process controls and instrumentation; and third-party suppliers and customers. The project phases common to each area include:

       o      development of an inventory of Year 2000 risks;

       o      assignment of priorities to identified risks;

       o      assessment of Year 2000 compliance and impact of noncompliance;

       o      tests to determine whether any upgrade or replacement is required;

       o upgrade or replacement of items that are determined not to be Year 2000 compliant if the impact of noncompliance is material; and

       o design and implementation of contingency and business continuation plans for each organization and facility.

       At August 31, 1999, the initial four phases for each of the four areas of the Year 2000 project and remediation of all principal enterprise resource planning systems are believed to have been completed. Material items are those believed by us to have a risk involving the safety of individuals, or that may cause damage to property or affect revenues and expenses.

       Infrastructure and Applications Software. As we address our infrastructure and applications software, we test and then upgrade or replace the affected hardware and systems software, as necessary. We maintain two enterprise resource planning computer systems at our Oshkosh operations and one system each at our Pierce and McNeilus operations. In May 1999, we consolidated our Florida computer operations into Oshkosh's computer operations. We installed an upgraded release of software, which is certified by the software vendor as being Year 2000 ready, to our enterprise resource planning system for truck operations in Oshkosh in July 1998. Programming to upgrade the remaining Oshkosh enterprise resource planning system for our parts operations was completed in December 1998. In April 1999, Pierce completed the replacement of all of its hardware and business systems with a new, enterprise resource planning system and related hardware, which are certified by the vendors as being Year 2000 ready. McNeilus installed upgraded releases to its enterprise resource planning systems in August and September 1998 and August 1999. Validation testing at McNeilus to assure that the upgrades are Year 2000 ready is scheduled for completion by October 31, 1999.

       We believe other infrastructure and applications software, including engineering systems, pose lesser risks in the event of Year 2000 noncompliance due to a wider range of less disruptive commercial options available to cure noncompliance. We have extended our plans to upgrade or replace all such non-compliant systems to October 31, 1999.

       Company-Produced Trucks and Equipment. We have communicated with suppliers that are critical to the manufacture of our products to verify whether computer chips embedded in our trucks and equipment are Year 2000 ready, and have issued service bulletins to customers with respect to the findings. We have not identified any material issues with respect to computer chips embedded into our products. Nevertheless, there can be no assurance at this time that our investigation was complete or that material warranty and product liability issues will not develop with respect to this matter. To the extent that our suppliers experience Year 2000 problems and we are unable to source alternate suppliers, changes to our products may be necessary to avoid warranty and liability, both as to products already in use, and as to products to be shipped in the future.

       Process Controls and Instrumentation. To our knowledge, all of our process controls and instrumentation have been upgraded to be Year 2000 ready, if necessary. It is possible that our testing and investigation of our process controls and instrumentation was incomplete given the magnitude of this task, but we believe that all material equipment and systems will function properly in the year 2000.

       External Parties. We have surveyed critical parts and all chassis suppliers to assess the Year 2000 readiness of their products and business systems. Our largest suppliers are large public companies and, as such, generally have significant projects completed or underway similar to our Year 2000 project. There can be no assurance that these suppliers or our smaller suppliers will not have Year 2000 issues with their processes or business systems that ultimately could have a material effect on us in spite of those projects. Where suppliers are deemed to pose significant risk to us, we are developing alternate suppliers or contingency plans.

       We do not maintain significant computer interfaces with our customers, except with the Department of Defense, where invoices and remittances are sent by electronic data interchange. The Department of Defense is an extremely large organization. Some departments within the Department of Defense that interface with us have communicated that they were Year 2000 compliant as of March 31, 1999. However, the Department of Defense has not provided us with any assurances that all of its systems will be Year 2000 compliant, or whether Department of Defense computer interfaces with other U.S. government entities will be Year 2000 ready. Should the Department of Defense encounter Year 2000 difficulties, our financial condition, profitability and cash flows could be materially adversely affected. Additionally, our other customers could lose business or otherwise encounter Year 2000 issues that could ultimately affect our financial condition, profitability and cash flows.

       Costs. Based on our activities to date and considering known items, we do not expect the total cost associated with required hardware equipment and software modifications to become Year 2000 ready to be material to our financial position. The total estimated capital costs of the Year 2000 project, which would have been incurred regardless of Year 2000 issues and which have the incidental consequence of Year 2000 readiness, are $8.8 million. Period expenses of the Year 2000 project are $0.9 million. As of June 30, 1999, we had expended $8.4 million of these capital costs and $0.6 million of these period expenses. Approximately $7.9 million of the estimated capital costs relate to the replacement of all the hardware and business systems at Pierce, which was completed in April 1999. To date, none of our other information systems projects have been delayed due to the Year 2000 project.

       Risks. Under the Year 2000 project, as in any project of this magnitude and scope, the risk of underestimating the tasks and difficulties to be encountered, or in obtaining necessary personnel, exist. Risk also exists in that the failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, normal business activities or operations. Those failures could materially and adversely affect our financial condition, profitability and cash flows. Due to the general uncertainty of the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our financial condition, profitability and cash flows. The Year 2000 project is expected to significantly reduce our level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of our material third-party suppliers and customers. We believe that, with the installation of new or upgraded enterprise resource planning systems and completion of the Year 2000 project as scheduled, the possibility of significant interruptions of normal operations should be reduced. In fact, many of our business systems, including sales order, materials planning and purchasing systems, have been properly processing year 2000 transactions for several months. We are in the process of establishing contingency plans in the event that any unexpected issues arise when the Year 2000 arrives. We expect contingency planning for material risks to be complete by October 31, 1999.

New Accounting Standards

       The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137. Provisions of these standards are required to be adopted in years beginning after June 15, 2000. Because of our minimal use of derivatives, we do not anticipate that the adoption of the new statement will have a significant effect on our financial condition, profitability and cash flows.

       In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. In addition, this statement requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets, and major customers. The statement is effective for fiscal years beginning after December 15, 1997. We expect to adopt this statement in the fourth quarter of fiscal 1999. The adoption of SFAS No. 131 will not affect our financial condition, profitability or cash flows, but will affect the disclosure of our segment information.

       In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components, which are revenues, expenses, gains and losses, as part of a full set of financial statements. We adopted SFAS No. 130 on October 1, 1998. Comprehensive income has been included in our Consolidated Statement of Shareholders' Equity for the nine months ended June 30, 1999 and prior period amounts have been reclassified to conform to SFAS No. 130 requirements. Since this statement applies only to the presentation of comprehensive income, it does not have any impact on our financial condition, profitability or cash flows.

                                    BUSINESS

Overview

       We are a leading designer, manufacturer and marketer of a broad range of specialty commercial, fire and emergency, and military trucks and truck bodies under the "Oshkosh," "McNeilus" and "Pierce" trademarks. We began business in 1917 and were among the early pioneers of four-wheel drive technology. In 1981, we were awarded the first Heavy Expanded Mobility Tactical Truck contract for the U.S. Department of Defense and quickly developed into their leading supplier of severe-duty heavy tactical trucks. In 1996, we began a strategic initiative to diversify our business by making selective acquisitions in attractive specialty segments of the commercial truck and truck body markets to complement our defense truck business. The result of this initiative was an increase in sales from $413 million in fiscal 1996 to $903 million in fiscal 1998, with earnings from continuing operations increasing from a loss of $.02 per share for fiscal 1996 to earnings of $1.27 per share for fiscal 1998.

       As part of our strategy, we have completed the following acquisitions:

       o Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus in the United States, in September 1996;

       o Nova Quintech, a manufacturer of aerial devices for fire trucks, in December 1997; and

       o McNeilus, a leading manufacturer and marketer of commercial specialty truck bodies, including rear-discharge concrete mixers and portable concrete batch plants for the construction industry and refuse truck bodies for the waste services industry, in February 1998.

       After both of these acquisitions, we introduced new strategies to significantly increase their sales and we used our expertise in purchasing and manufacturing to reduce their costs. Our specialty commercial and fire and emergency truck and truck body backlog was $338 million as of June 30, 1999, an increase of 28% from the prior year. We continue to actively pursue acquisition opportunities that fit our strategic plans. For the twelve month period ended June 30, 1999, we achieved sales of $1.1 billion and earnings from continuing operations of $2.01 per share. During the same period, we derived 51% of our consolidated revenues from commercial products, 30% from fire and emergency products and 19% from defense products.

       We believe we have developed a reputation for excellent product quality, performance and reliability in each of the markets in which we participate. We have strong brand recognition in our markets and have demonstrated our design and engineering capabilities through the introduction of several highly engineered proprietary components that increase our products' operating performance. We have developed comprehensive product portfolios for each of our markets in an effort to become a single-source supplier for our customers. Our commercial product lines include refuse truck bodies, rear- and forward-discharge concrete mixers and portable concrete batch plants. Our fire and emergency vehicles include pumpers, aerial and ladder trucks, tankers, heavy-duty rescue vehicles, wildland rough terrain response vehicles, aircraft rescue and firefighting vehicles and airport snow removal vehicles. We are the leading manufacturer of severe-duty heavy tactical trucks for the U.S. Department of Defense, which perform a variety of demanding tasks such as hauling tanks, missile systems, ammunition, fuel and cargo for combat and combat support units. In December 1998, the Department of Defense awarded us the MTTR contract for the U.S. Marine Corps., from which we expect to generate total sales of $1.2 billion from fiscal 2000 through fiscal 2005, assuming the Department of Defense exercises all the options under the contract as currently anticipated. We expect sales under this contract of about $26 million in fiscal 2000, increasing to peak sales of about $300 million in fiscal 2002. This contract represents our first production contract for medium tactical trucks for the U.S. military.

Competitive Strengths

       We believe we possess the following competitive strengths:

       Strong Market Positions. We have developed leading market positions and brand recognition in each of our core businesses, which we attribute to our reputation for quality products, advanced engineering, innovation, vehicle performance, reliability and customer service.

       Extensive Distribution Capabilities. With the addition of the commercial and municipal distribution capabilities of McNeilus and Pierce, we have established a strong domestic and international distribution system that is tailored to meet the unique needs of customers for specialty trucks and truck bodies. In addition to our exclusive network of dealers and representatives, we employ over 100 sales and service representatives.

       Flexible and Efficient Manufacturing Capabilities. We believe we have competitive advantages over larger truck manufacturers in our specialty truck markets due to our flexible manufacturing and custom fabrication capabilities. In addition, we believe we have competitive advantages over smaller truck and truck body manufacturers, which comprise the majority of the competition in our markets, due to our relatively higher volumes that permit the use of moving assembly lines and provide purchasing power opportunities across product lines.

       Diversified Product Offering and Customer Base. Our broad product offerings and target markets serve to diversify our revenues, mitigate the impact of economic cycles and provide multiple platforms for both internal growth and acquisitions. For each of our target markets, we have developed or acquired a broad product line in order to become a single-source provider to our customers.

       Strong Management Team. Our present management team has successfully executed a strategic repositioning of our business while significantly improving our financial and operating performance. With each of our recent acquisitions, we assimilated the management and culture of the acquired company, introduced new strategies to significantly increase their sales and used our expertise in purchasing and manufacturing to reduce their costs.

       Quality Products and Customer Service. We have developed strong brand recognition based on our demonstrated commitment to meet the stringent product quality, performance and reliability requirements of our customers and the specialty truck markets we serve. We also strive to achieve high quality customer service through our extensive service and parts support program, which is available to domestic customers 365 days a year in all product lines throughout our distribution systems.

       Proprietary Components. We have developed a number of proprietary, severe-duty components that we believe provide us with a competitive advantage by increasing our vehicles' durability, operating efficiency and effectiveness. Our ability to integrate many of these components across various product lines also reduces our costs to manufacture products compared to manufacturers who assemble purchased components. These proprietary components include front drive and steer axles, transfer cases, cabs, the ALL-STEER electronic all-wheel steering system, independent suspension, the Sky-Arm articulating aerial ladder, the Hercules compressed air foam systems, the Command Zone multiplexing technology and the McNeilus Auto Reach Arm, an automated side-loading refuse body. See "- Products and Markets" for further discussion of these products and technologies.

Business Strategy

       We are focused on increasing  our sales,  profitability  and cash flow by
capitalizing  on  our  competitive   strengths  and  pursuing  a  comprehensive,
integrated business strategy.

       Focusing on Specialized Truck Markets. We plan to continue to focus on those specialized truck and truck body markets where we have or can develop strong market positions and where we can realize synergies in purchasing, manufacturing, technology and distribution to increase sales and profitability. We believe the higher sales volumes associated with our market leadership will allow us to continue to enhance productivity in manufacturing operations, fund innovative product development and invest in further expansion. In addition to our strategies to increase market share and profitability, each of our specialized truck and truck body markets is exhibiting opportunities for further market growth.

       Pursuing Strategic Acquisitions. Our present management team has successfully negotiated and integrated three acquisitions since September 1996 that have significantly increased our sales and earnings. We intend to selectively pursue additional strategic acquisitions, both domestically and internationally, in order to enhance our product offerings and expand our international presence in specialized truck markets. We will focus our acquisition strategy on specialty truck and truck body markets that are growing and where we can enhance our strong market positions and achieve significant acquisition synergies.

       Expanding Distribution Domestically and Internationally. We plan to add new distribution and service capabilities for the municipal segment of the refuse truck body market and for targeted geographic areas in the domestic fire apparatus market. For example, in fiscal 1999, we added two refuse service facilities and one fire apparatus service facility and began providing refuse service at three existing mixer distribution facilities to attract additional municipal sales. We plan to open additional service facilities in fiscal 2000. We are developing strategies to increase international sales. We are actively recruiting new representatives and dealers in targeted international commercial markets to expand the international sales of McNeilus' refuse truck bodies and rear-discharge concrete mixers. In the summer of 1999, we began offering our new Contender line of custom and commercial fire trucks to Pierce's extensive international dealer network. This line of fire trucks is more appropriately priced for international sales than Pierce's historically premium-priced product line. In fiscal 2000, we plan to begin marketing our new medium tactical military truck to approved foreign armies when the U.S. Department of Defense concludes testing of the initial production units. Because there have been limited sales of medium tactical trucks to foreign armies over the last ten years under the U.S. Foreign Military Sales Program and because our truck has significant off-road capability at an attractive price, we believe that the international market for this truck will be significant. International sales have increased 67% to $75.9 million for the twelve months ended June 30, 1999 compared to $45.5 million achieved in fiscal 1998.

       Introducing New Products. We have increased our emphasis on new product development in recent years, and seek to expand sales by leading our core markets in the introduction of new or improved products, either through internal development or strategic acquisition. For example, in December 1997, we purchased the aerial fire apparatus product line of Nova Quintech. This acquisition broadened Pierce's aerial product line and provided Pierce with three new products in fiscal 1998. In addition, Pierce introduced seven other new products in fiscal 1998 and 1997, including the Dash 2000 and Lance 2000 chassis with Pierce's proprietary Command Zone multiplexing technology and a new Hercules compressed air foam system. In January 1999, Pierce introduced its Contender series of limited option fire apparatus produced at our Bradenton, Florida facility and mounted on a commercially available or custom chassis, to compete in price segments Pierce did not previously serve. In the commercial market, we introduced a substantially upgraded forward-discharge concrete mixer in fiscal 1999 to combine a new cab engineered and produced by Oshkosh and a new mixer package produced by McNeilus. For refuse customers, McNeilus introduced a new lightweight front-end loader in August 1999 targeted for the large West Coast market where McNeilus did not have a suitable product offering. In the defense market, we recently received our first medium tactical truck contract with the award of the MTTR contract and we continue to expand our heavy tactical truck offerings.

       Reducing Costs While Maintaining Quality. We actively benchmark our competitors' costs and best industry practices, and continuously seek to implement process improvements to improve profitability and increase cash flow. With each of our acquisitions, we have established cost reduction targets. At Pierce, we exceeded our two-year cost reduction target of $6.5 million as a result of consolidating facilities, reengineering the manufacturing process and leveraging increased purchasing power. We are planning for additional cost savings at Pierce in fiscal 2000. Similarly, we are taking advantage of our greater purchasing power and manufacturing capabilities in connection with our February 1998 acquisition of McNeilus, for which we established a $5 to $7 million two-year cost reduction target. In the first sixteen months following the McNeilus acquisition, we realized approximately $7 million of cost reductions, and we believe that we ultimately could save another $3 million. For our historic product lines, we also establish annual labor productivity improvement targets, and for many product lines, we establish materials cost reduction targets. In July 1999, we announced plans for McNeilus to invest more than $8.3 million to expand its Dodge Center, Minnesota manufacturing facility. The primary purpose of the expansion is to construct two moving assembly lines with robotic welders to significantly reduce the manufacturing costs of refuse bodies. The expansion will also double the paint and refuse body manufacturing capacity of this facility.

Industry Trends and Outlook

       Refuse Trucks and Bodies. We believe that domestic commercial waste haulers significantly increased their new truck purchases during fiscal 1998 and 1999 as McNeilus refuse body unit sales increased 40% during fiscal 1998 and 37% in the nine months ended June 30, 1999. Although general economic conditions can have an impact on our customers' expenditures for new refuse equipment, we believe that the relatively old age of commercial and municipal fleets and industry trends involving the consolidation of commercial waste haulers and the privatization of municipal fleets create opportunities for continued strong refuse body sales for McNeilus in fiscal 2000. McNeilus has the manufacturing capacity and a direct distribution network to capitalize on these trends. At June 30, 1999, McNeilus' refuse body backlog in units was up 26% compared to June 30, 1998.

       Concrete Mixers. This market is cyclical and is impacted by the strength of the economy generally, by prevailing interest rates and other factors that may have an effect on the level of construction activity. In our opinion, the favorable economic, interest rate and construction environments present in September 1999 are expected to generally support strong construction spending and thus, strong demand for our mixers in fiscal 2000. As of June 30, 1999, our backlog in units of front-discharge concrete mixers was up 84% and our backlog in units of rear-discharge concrete mixers was up 157% compared to June 30, 1998. The federal Transportation Equity Act for the 21st Century, enacted in May 1998, represented a 40% increase in funding for transportation infrastructure from the predecessor act. The funds from this Act are just beginning to be authorized for spending in the second half of 1999. Much of the increased highway and bridge construction that is expected to occur as a result of the Act's passage will involve concrete, which is expected to create additional demand for rear- and forward-discharge concrete mixers and portable concrete batch plants, such as those manufactured under the McNeilus and Oshkosh brand names.

       Fire and Emergency Trucks. We expect demand for new fire apparatus in the United States to continue to grow in fiscal 2000 due to population growth and acceleration of replacement of obsolete fire trucks with new trucks with state-of-the-art components to utilize new fire suppression technologies, such as compressed air foam systems, and improved rescue and safety features. Pierce, which accounts for a substantial majority of our sales in fire and emergency markets, has increased its sales at a compound annual growth rate of 11% per year since 1980, including growth of 18% in fiscal 1997, 11% in fiscal 1998, and by 12% in the nine months ended June 30, 1999. In addition to continued growth among our traditional customers, in 1997 we implemented programs to market Pierce's products more aggressively to larger urban fire departments and in 1999 introduced the new Contender product line geared toward cost-conscious domestic and international customers, each of which previously were not target customers for Pierce. We believe that the importance of fire and emergency products in meeting municipalities' safety concerns will have a stabilizing effect on fire truck sales in the event of future downturns in economic activity. We believe that during downturns in economic activity in the 1980's that unit sales of fire trucks declined by 1-2% annually, but that during downturns in the 1990's that unit sales increased 1-2% annually.

       Defense Trucks. While Department of Defense budgets have been declining in recent years, we believe there is a growing sentiment in the U.S. Congress to begin to increase defense spending, particularly for


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

expenditures that maintain defense readiness levels, such as heavy tactical trucks. In addition, the Department of Defense commenced two medium tactical truck competitions in recent years, a segment of the defense truck market we had not previously served. We were awarded an initial production contract under the MTTR program in December 1998, which will benefit our sales in fiscal years 2000 through 2005. We are also competing vigorously to become a second source or primary supplier for the $15.6 billion Family of Medium Tactical Vehicles program for the U.S. Army, which is expected to extend through the year 2020. Our contracts with the Department of Defense are generally for a specified range of truck volumes at fixed prices, which allows us to predict and plan our long-term production and delivery schedule for vehicles.

Products and Markets

       Commercial Markets. We believe we are a leading domestic manufacturer of refuse truck bodies for the waste services industry and of rear- and forward-discharge concrete mixers and portable concrete batch plants for the construction industry. Through McNeilus, we manufacture a wide range of automated rear, front, side and top loading refuse truck bodies, which we mount on commercial chassis. McNeilus sells its refuse vehicles primarily to commercial waste management companies, but it is building a presence with municipal customers such as the cities of Los Angeles and Philadelphia and in international markets such as England. In the nine months ended June 30, 1999, we increased our sales to municipal customers to 6% of total refuse body sales from 3% in the twelve months ended June 30, 1998. We believe our refuse vehicles have a reputation for efficient, cost-effective, dependable, low maintenance operation that supports our continued expansion into municipal and international markets. We sell rear- and forward-discharge concrete mixers and portable concrete batch plants to construction companies throughout the United States and internationally. We believe we are one of the only domestic concrete mixer manufacturers that markets both rear- and forward-discharge concrete mixers and portable concrete batch plants. Our mixers and batch plants are marketed on the basis of their quality, dependability, efficiency, low maintenance and cost-effectiveness.

       Through Oshkosh/McNeilus Financial Services Partnership, an affiliated partnership, we offer four- to seven-year tax advantaged lease financing to our mixer and portable concrete batch plant customers and to our commercial waste hauler customers in the United States. We offer competitive lease financing rates and the ease of one-stop shopping for our customers' equipment and financing. Our new lease origination volume increased by $17.1 million, or 64%, during the nine months ended June 30, 1999 compared to the same period in 1998.

       Fire and Emergency Markets. Through Pierce, we are among the leading domestic manufacturers of fire apparatus assembled on a custom chassis, which is designed and manufactured by Pierce to meet the special needs of firefighters. Pierce also manufactures fire apparatus assembled on a commercially available chassis, which is produced for multiple end-customer applications. Pierce primarily serves domestic governmental markets, but also sells fire apparatus to airports, universities and large industrial companies, and in international markets. Pierce's history of innovation and research and development in consultation with firefighters has resulted in a broad product line that features a wide range of innovative, high-quality custom and commercial firefighting equipment with advanced fire suppression capabilities. Pierce's engineering expertise also allows it to design its vehicles to meet stringent government regulations for safety and effectiveness.

       We are among the leaders in the sale of aircraft rescue and firefighting vehicles to domestic and international airports. These highly specialized vehicles are required to be in-service at most airports worldwide to support commercial airlines in the event of an emergency. Many of the largest airports in the world, including LaGuardia International Airport, O'Hare International Airport and Los Angeles International Airport in the United States and airports in the People's Republic of China and Montreal and Toronto, Canada, are served by our aircraft rescue and firefighting vehicles. We believe the reliability of our aircraft rescue and firefighting vehicles contributes to our strong market position.

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

       We are also among the leading domestic manufacturers of snow removal vehicles for airports. Our specially designed airport snow removal vehicles can cast up to 4,000 tons of snow per hour and are used by some of the largest airports in the United States, including Denver International Airport, LaGuardia International Airport, Minneapolis-St. Paul International Airport and O'Hare
International Airport. We believe the reliability of our high performance snow removal vehicles and the speed with which they clear airport runways contributes to our leading market position. In fiscal 1999, we introduced a downsized all-wheel drive snow removal vehicle for municipal markets to take advantage of our strong brand name and meet the needs of heavy snow regions of the United States.

       Through an independent third party finance company, we offer two- to ten-year municipal lease financing programs to our fire and emergency customers in the United States. We offer competitive lease financing rates, creative and flexible finance programs and the ease of one-stop shopping for our customers' equipment and financing.

       Defense Truck Market. We have sold products to the Department of Defense for over 70 years and are the leading manufacturer of severe-duty heavy tactical trucks for the Department of Defense. Our proprietary military all-wheel drive product line includes the Heavy Expanded Mobility Tactical Truck ("HEMTT"), the Heavy Equipment Transporter ("HET"), the Palletized Load System ("PLS") and the Logistic Vehicle System ("LVS"). We also export our severe-duty heavy tactical trucks to approved foreign customers.

       We have developed a strong relationship with the Department of Defense over the years that has resulted in us operating under "family contracts" with the Department of Defense for the HEMTT, HET, PLS and LVS and for Department of Defense vehicle parts. "Family contracts" is the term given to contracts that group similar models together to simplify the acquisition process. Under the vehicle family contracts, the Department of Defense orders a specified range of volume of either HET and PLS trucks or HEMTT and LVS trucks at fixed prices, which allows us to predict and plan our long-term production and delivery schedules for vehicles. Our current family contracts expire in fiscal years 2000 and 2001.

       With the award of the MTTR contract, we have now become a major manufacturer of medium tactical trucks for the U.S. Marine Corps. The goal of the U.S. Marine Corps is to upgrade the current configuration to carry a much greater payload with substantially increased cross-country mobility. These trucks are equipped with our patented independent suspension and transfer cases, and central tire inflation to enhance off-road performance. This program is currently expected to include the production of 5,666 trucks with options for up to 2,502 additional trucks. The total value of this contract could reach $1.2 billion, including the options, or $850 million, exclusive of options, over the fiscal years 2000 through 2005. Testing of the initial ten trucks begins in December 1999. In early 2000, production is scheduled to be one truck per day, ultimately increasing to eight trucks per day in August 2001.

       The U.S. Army has commenced a competition to add a second supplier to build Family of Medium Tactical Vehicles. We received a $1.9 million contract in October 1998 to compete with one other truck manufacturer to qualify as a second source to produce three trucks for testing by the Department of Defense under Phase I of its second source supplier qualification plan. The winner of the competition would be awarded an initial Phase II production contract for approximately 500 to 1,000 vehicles. Upon completion of this production contract and the current supplier's present contract, the U.S. Army would conduct a competition between these two manufacturers with the low bidder receiving 60% and the high bidder receiving 40% of the production of approximately 50,000 Family of Medium Tactical Vehicles remaining to be produced in the program under Phase III contracts. In August 1999, the Appropriations Committees of the U.S. Congress commenced deliberations to consider the cancellation of the U.S. Army's second source supplier qualification plan in favor of a direct competition between the current supplier, our company, and another defense truck manufacturer. The winner of the competition would receive 100% of the production under the Family of Medium Tactical Vehicles program commencing in 2003, following the completion of the current supplier's present contract. While the size of either of these potential contract alternatives is substantial, we cannot give any assurance that the Department of Defense will proceed with either of these two competition alternatives or that federal budgets will provide future funding for the Family of Medium Tactical Vehicles program.

       Our objective is to continue to diversify into other areas of the U.S. defense truck market by expanding applications, uses and body styles of our current heavy and medium tactical truck lines and by competing for the next generation of light tactical trucks, which is expected to be opened for competition early in the next decade. As we enter the medium tactical truck and seek to enter the light tactical truck areas of the defense market, we believe that we have multiple competitive advantages, including:

       o Proprietary components. Our patented independent suspension and transfer cases enhance our trucks' off-road performance. In addition, because these are two of the highest cost components in a truck, we have a competitive cost-advantage from in-house manufacturing of these two truck components.

       o Past performance. We have been building trucks for the Department of Defense for 70 years. We believe that our past success in delivering reliable, high quality trucks on time, within budget and meeting specifications, is a competitive advantage in future defense truck procurement programs. We understand the special contract procedures in use by the Department of Defense and have developed substantial expertise in contract management and accounting.

       o Flexible manufacturing. Our ability to produce a variety of truck models on the same moving assembly line permits us to avoid facilitation costs on most new contracts and maintain competitive manufacturing efficiencies.

       o Logistics. We have gained significant experience in the development of operators' manuals and training and in the delivery of parts and services worldwide in accordance with the Department of Defense's expectations, which differ materially from commercial practices.

       o Truck engineering and testing. Department of Defense truck contract competitions require significant defense truck engineering expertise to ensure that a company's truck excels under demanding testing conditions. We have a team of 48 engineers and draftsmen to support current business and truck contract competitions. These personnel have significant expertise designing new trucks, using sophisticated computer aided tools, supporting grueling testing programs at Department of Defense test sites and submitting detailed, comprehensive, successful contract proposals.

Marketing, Sales and Distribution

       We believe we differentiate ourselves from many of our larger competitors by tailoring our distribution to meet the needs of our specialized truck markets and from our smaller competitors with our national and global sales and service capabilities. Distribution personnel use demonstration trucks to show customers how to use our trucks and truck bodies properly. In addition, our flexible distribution is focused on meeting customers on their terms, whether at a job site, an evening public meeting or a municipality's offices, compared to the showroom sales approach of the typical dealers of large truck manufacturers. We back all products by same-day parts shipment, and our service technicians are available in person or by telephone to domestic customers 365 days a year. We believe that our dedication to keeping our trucks in-service in demanding conditions worldwide has contributed to customer loyalty.

       We provide our salespeople, representatives and distributors with product and sales training on the operation and specifications of our products. Our engineers, along with our product managers, develop operating manuals and provide field support at truck delivery for some markets.

       Dealers and representatives, where used, enter into agreements with us that allow for termination by either party generally upon 90 days' notice. Dealers and representatives are not permitted to market and sell competitive products.

       Commercial Markets. We operate fifteen distribution centers with 95 in-house sales and service representatives in the United States to sell and service our refuse truck bodies, rear- and forward-discharge concrete mixers and concrete batch plants. We also use one independent distributor for forward-discharge concrete mixers. Eleven of our distribution centers provide sales, service and parts distribution to customers in their geographic regions. Four of the distribution centers also have paint facilities and provide significant additional paint and mounting services during peak demand periods. Two of the centers also manufacture concrete mixer replacement barrels. We believe that this network represents one of the largest refuse truck body and concrete mixer distribution networks in the United States. In fiscal 2000, we plan on adding one additional distribution center and to begin manufacturing concrete mixer replacement barrels at a third center.

       We believe that our direct distribution to customers is a competitive advantage in commercial markets, particularly in the waste services industry where our principal competitors distribute through dealers and to a lesser extent in the ready-mix concrete industry, where several competitors in part use dealers. In addition to the avoidance of dealer commissions, we believe that direct distribution permits a more focused sales force in refuse body markets where the dealers frequently offer a very broad product line, and accordingly, the time they devote to refuse body sales activities is limited.

       With respect to our commercial market distribution efforts, we have begun to:

       o Apply Oshkosh's and Pierce's sales and marketing expertise in municipal markets to increase sales of McNeilus refuse truck bodies to municipal customers. Prior to our acquisition of McNeilus, virtually all McNeilus refuse truck body sales were to commercial customers. While we believe that commercial customers represent a majority of the refuse truck body market, many municipalities purchase their own refuse trucks. We believe that we are positioned to create an effective municipal distribution system in the refuse truck body market by leveraging our existing municipal distribution capabilities and by opening service centers in major metropolitan markets. We opened two centers in fiscal 1999. Following its acquisition and new focus in municipal markets, McNeilus has been awarded new business for the City of Los Angeles and has targeted other major metropolitan areas.

       o Offer McNeilus refuse truck bodies, rear-discharge concrete mixers and ready-mix batch plants to Oshkosh's international representatives and dealers for sales and service worldwide. McNeilus' international sales have historically been limited because McNeilus has focused on the domestic market. However, we believe that refuse body exports are a significant percentage of some competitors' sales and represent a meaningful opportunity for us. We are training our international Oshkosh and Pierce representatives and dealers to sell and service the McNeilus product line and have commenced sales of McNeilus products through these representatives and dealers in the first sixteen months following the acquisition. We have also been actively recruiting new refuse and rear-discharge concrete mixer representatives and dealers worldwide.

       Fire and Emergency Market. We believe that the geographical breadth, size and quality of our fire apparatus sales and service organization are competitive advantages in a market characterized by a few large manufacturers and numerous small, regional competitors. Pierce's fire apparatus are sold through 37 indirect sales and service organizations with more than 240 sales representatives nationwide, which combine broad geographical reach with frequency of contact with fire departments and municipal government officials. These sales and service organizations are supported by 65 product and marketing support professionals and contract administrators at Pierce. We believe that frequency of contact and local presence are important to cultivate major, and typically infrequent, purchases involving the city or town council and fire department, purchasing, finance and mayoral offices, among others, that may participate  in a fire  truck  bid  and  selection.  After  the  sale,  Pierce's nationwide local parts and service capability is available to help municipalities maintain peak readiness for this vital municipal service.

       Pierce primarily focused its sales efforts in rural and small suburban domestic markets prior to its acquisition by us. Due to our expertise and long-standing relationships in numerous large urban markets, we


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

have extended Pierce's sales focus into several key metropolitan areas. As a result of this focus, Pierce has been awarded new business since we acquired Pierce in the cities of Los Angeles, California; Richmond, Virginia; Tampa and Miami, Florida; and Honolulu, Hawaii; among other major cities, and continues to target other urban markets.

       Prior to its acquisition by us, Pierce had targeted premium-priced markets where it could use its innovative technology, quality and advanced customization capabilities. In January 1999, Pierce also began targeting price sensitive domestic and international markets through the introduction of its Contender series of lower-priced commercial and custom pumpers. These limited-option vehicles are being produced in our Bradenton, Florida facility for lower cost delivery to international customers.

       Pierce substantially strengthened its competitive position overseas in fiscal 1998 and 1999. Pierce's worldwide distribution network was expanded from one to 25 international representatives and dealers. This network has delivered several new orders in fiscal 1998 and 1999 from government agencies and private companies in Egypt, the Philippines, Latin America and South Africa, among other countries.

       We have invested in the development of sales tools for our representatives that we believe create a competitive advantage in the sale of fire apparatus. For example, Pierce's Pride 2000 PC-based sales tool can be used by its sales representatives to develop the detail specifications, price the base truck and options and draw the configured truck on the customer's premises. The quote, if accepted, is transmitted directly into Pierce's sales order systems.

       Our aircraft rescue and firefighting vehicles are marketed through a combination of three direct sales representatives domestically and 53 representatives and dealers in international markets. In addition, we maintain 23 full-time sales and service representative and dealer organizations which have over 100 sales people focused on the sale of snow removal vehicles, principally to airports, but also to municipalities, counties and other governmental entities.

       Defense Market. Substantially all domestic defense products are sold directly to principal branches of the Department of Defense. We maintain a liaison office in Washington, D.C. to represent our interests with the Pentagon, Congress and offices of the Executive Branch. We also sell and service defense products to foreign governments directly through four international sales offices, through dealers, consultants and representatives, and through the U.S. Foreign Military Sales program. The Department of Defense has begun to rely on industry for support and sustainability of its vehicles which has opened up new opportunities for maintenance, service and contract support to the U.S. Army and U.S. Marine Corps.

       We maintain a marketing staff of four individuals that regularly meets with all branches of the Armed Services, Reserves and National Guard and with representatives of key military bases to determine their vehicle requirements and identify specialty truck variants and apparatus required to fulfill their missions.

       In addition to marketing our current truck offerings and competing for new contracts in the medium- and light-duty segments, we actively work with the Armed Services to develop new applications for our vehicles and expand our services.

Manufacturing

       We manufacture trucks and truck bodies at eleven manufacturing facilities. We encourage employee involvement to improve production processes and product quality. In order to reduce production costs, we maintain a continuing emphasis on the development of proprietary components, self-sufficiency in fabrication, just-in-time inventory management, improvement in production flows, interchangeability and simplification of components among product lines, creation of jigs and fixtures to ensure repeatability of quality processes, utilization of robotics, and performance measurement to assure progress toward cost reduction targets. We also employ a team of industrial engineers that travel to all plants to study and streamline work flows.

       We have continually upgraded our manufacturing capabilities by adopting best practices across our manufacturing facilities, relocating manufacturing activities to the most efficient facility, investing in further fixturing and robotics, re-engineering manufacturing processes and adopting lean manufacturing management practices across all facilities.

       We are drawing upon our recent experience with the Pierce acquisition in integrating the McNeilus manufacturing facilities. Within the first year following the Pierce acquisition, we consolidated three Pierce manufacturing facilities down to two while increasing Pierce's capacity by improving product flow. In addition, among other things, we reduced the number of operating shifts at the Pierce paint plant from three to one to substantially reduce utility costs, implemented indexing of production lines and relocated chassis frame build-up activities to Oshkosh to improve production efficiencies, and eliminated storage rooms to relocate inventory to point of use thereby eliminating duplicate material handling. Likewise, at McNeilus, we have installed seven additional robots and re-arranged weld and mount activities. In the summer of 1999, we began construction of a 100,000 square foot, $8.3 million expansion at our Dodge Center, Minnesota facility, which expands our paint capacity and doubles our refuse body manufacturing capacity. The primary purpose of the expansion is to construct two moving assembly lines with robotic welders to significantly reduce the manufacturing costs of refuse bodies.

       In 1994, we began a program to educate and train all employees at our Oshkosh facilities in quality principles and to seek ISO 9001 certification to improve our competitiveness in our global markets. ISO 9001 is a set of internationally accepted quality requirements established by the International Organization for Standardization, which indicates that a company has established and follows a rigorous set of requirements aimed at achieving customer satisfaction by preventing nonconformity in design, development, production, installation and servicing of products. Employees at all levels of our company are encouraged to understand customer and supplier requirements, measure performance, develop systems and procedures to prevent nonconformance with requirements and produce continuous improvement in all work processes. Oshkosh achieved ISO 9001 certification in 1995, and Pierce achieved ISO 9001 certification in March 1998. We are evaluating whether to pursue ISO 9001 certification for McNeilus. Although we do not consider this certification essential for McNeilus' domestic markets, we may conclude it is valuable in marketing to some international customers.

Engineering, Research and Development

       Our extensive engineering, research and development capabilities have been key drivers of our marketplace success. We maintain three facilities for new product development and testing with a staff of 51 engineers and technicians who are responsible for improving existing products and development and testing of new trucks, truck bodies and components. We prepare annual new product development and improvement plans for each of our markets and measure progress against those plans each month.

       Virtually all of our sales of fire and emergency vehicles require some custom engineering to meet the customer's specifications and changing industry standards. Engineering is also a critical factor in defense truck markets due to the severe operating conditions under which our trucks are used, new customer requirements and stringent government documentation requirements. In the commercial markets, product innovation is highly important to meet customers' changing requirements. Accordingly, we maintain a permanent staff of over 300 engineers and engineering technicians, and we regularly outsource significant engineering activities in connection with major Department of Defense bids and proposals.

       We incurred engineering, research and development expenditures of $6.3 million in fiscal 1996, $7.8 million in fiscal 1997 and $9.7 million in fiscal 1998, portions of which were recoverable from customers, principally the U.S. government.

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

Competition

       We operate in highly competitive industries. We compete in the fire apparatus and defense truck markets principally on the basis of lowest qualified bid. To submit a qualified bid, the bidder must demonstrate that the fire apparatus or defense truck meets stringent specifications and, for most defense truck contracts, passes extensive testing. In addition, decreases in the Department of Defense budget have resulted in a reduction in the number and size of contracts, which has intensified the competition for remaining available contracts. We and our competitors continually undertake substantial marketing, technical and legislative actions in order to maintain existing levels of defense business. In the refuse truck body and concrete mixer markets, we also face intense competition on the basis of price, innovation, quality, service and product performance. As we seek to expand our sales of refuse truck bodies to municipal customers, we believe the principal basis of competition for that business will be lowest qualified bid.

       In  all  of  our  markets,   competitors  include  smaller,   specialized
manufacturers as well as large, mass producers. We believe that, in our specialized truck markets, we have been able to effectively compete against large mass producers because of our product quality, flexible manufacturing and specialized distribution systems. We believe that our competitive cost structure, engineering expertise, product quality and global distribution systems have enabled us to compete effectively with other smaller, specialized manufacturers.

       Principal competitors of McNeilus in the refuse truck body market include The Heil Company (a subsidiary of Dover Corporation), Leach Company and McClain E-Z Pack, Inc. Principal competitors of McNeilus and Oshkosh in concrete mixer markets include Advance Mixer, Inc., London Machinery, Inc., Rexworks, Inc. and T.L. Smith Machine Co., Inc. Pierce's principal competitors in the fire apparatus market include Emergency One, Inc. (a subsidiary of Federal Signal Corporation), Kovatch Mobile Equipment Corp. and numerous small, regional manufacturers. Oshkosh's principal competitor in the airport snow removal market is Stewart & Stevenson Services, Inc. Oshkosh's principal competitor for aircraft rescue and firefighting sales is Emergency One, Inc. Oshkosh's principal competitors for Department of Defense contracts include AM General Corporation and Stewart & Stevenson Services, Inc.

       Several of our competitors have greater financial, marketing, manufacturing and distribution resources than us. There can be no assurance that our products will continue to compete successfully with the products of competitors or that we will be able to retain our customer base or to improve or maintain our profit margins on sales to our customers, all of which could adversely affect our financial condition, profitability and cash flows.

Customers and Backlog

       Sales to the Department of Defense comprised approximately 28% of our net sales for fiscal 1998 and 17% of our net sales for the nine months ended June 30, 1999. No other single customer accounted for more than 2% of our net sales for these periods. A substantial majority of our net sales are derived from customer orders prior to commencing production.

       Our backlog at June 30, 1999 was $455 million compared to $421 million at June 30, 1998. The backlog at June 30, 1999 includes $129 million with respect to U.S. government contracts, including $45 million for the funded portion of the MTTR contract, $200 million with respect to fire and emergency apparatus and $126 million with respect to commercial products. Approximately 44% of our backlog will not be filled in fiscal 1999.

       Reported backlog excludes purchase options and announced orders for which definitive contracts have not been executed. Additionally, backlog excludes unfunded portions of Department of Defense long-term family contracts. Backlog information and comparisons thereof as of different dates may not be accurate indicators of future sales or the ratio of our future sales to the Department of Defense versus our sales to other customers.

Government Contracts

       Approximately 28% of our net sales for fiscal 1998 and 18% of our net sales for the nine months ended June 30, 1999 were made to the U.S. government under long-term contracts and programs, substantially all of which were in the defense truck market. Assuming all options to purchase vehicles are exercised under the MTTR contract, MTTR sales would increase from $26 million in fiscal 2000 to a peak of approximately $300 million in fiscal 2002 and 2003 and would aggregate up to $1.2 billion over the fiscal years 2000-2005. Accordingly, a significant portion of our sales are subject to risks specific to doing business with the U.S. government, including changes in government policies and requirements that may reflect rapidly changing military and political developments and the availability of funds.

       Our sales into defense truck markets are substantially dependent upon periodic awards of new contracts, the purchase of base vehicle quantities and the exercise of options under existing contracts. Our existing contracts with the Department of Defense may be terminated at any time for the convenience of the government. Upon such a termination, we would generally be entitled to reimbursement of our incurred costs and, in general, to payment of a reasonable profit for work actually performed.

       Under firm fixed-price contracts with the government, the price paid to us is generally not subject to adjustment to reflect our actual costs, except costs incurred as a result of contract changes ordered by the government. We generally attempt to negotiate with the government the amount of increased compensation to which we are entitled for government-ordered changes that result in higher costs. If we are unable to negotiate a satisfactory agreement to provide increased compensation, then we may file an appeal with the Armed Services Board of Contract Appeals or the U.S. Claims Court. We have none of these appeals pending. We seek to mitigate our risks with respect to our fixed price contracts by executing firm fixed price contracts with qualified suppliers for the duration of our contracts.

Suppliers

       We are highly dependent on our suppliers and subcontractors in order to meet our commitments to our customers, and many major components and assembled units, such as engines, transmissions, flatracks and trailers, are procured or subcontracted on a sole-source basis with a number of domestic and foreign companies. Through our reliance on this supply network for such purchases, we are able to avoid many of the preproduction and fixed costs associated with the manufacture of those components and assembled units. We maintain an extensive qualification, on-site inspection and assistance and performance measurement system to control risks associated with our reliance on suppliers. We occasionally experience problems with supplier and subcontractor performance and must identify alternate sources of supply and/or address related warranty and delivery claims from customers.

       While we purchase many costly components such as engines, transmissions and axles, we manufacture some proprietary components that are deemed material to our business. These components include front drive and steer axles, transfer cases, cabs, the ALL-STEER electronic all-wheel steering system, independent suspension, the Sky-Arm articulating aerial ladder, the McNeilus Auto Reach Arm, the Hercules compressed air foam systems, the Command Zone proprietary multiplexing system, body structures and many smaller parts which add uniqueness and value to our products. Some of these proprietary components are marketed to other manufacturers. Our internal production of these components provides a significant competitive advantage and also serves to reduce the manufacturing costs of our products.

Intellectual Property

       Patents and licenses are important in the operation of our business, as one of our key objectives is developing proprietary components in order to provide our customers with advanced technological solutions at attractive prices. We hold in excess of 80 active domestic and 50 foreign patents. We believe patents for all-wheel steer and independent suspension systems, which have remaining lives of 9 to 14 years, provide us with a competitive advantage in the fire and emergency markets. The independent suspension system was also added to the U.S. Marine Corps portion of the MTTR program, which, in our opinion, provided a performance and cost advantage in our successful competition for the Phase II production contract. While other proprietary components provide us a competitive advantage, we believe that none of our other patents individually are significant to the business.

       We hold trademarks for "Oshkosh," "McNeilus" and "Pierce." We consider these trademarks to be important to the future success of our business.

Employees

       As of June 30, 1999, we had approximately 3,900 employees, of which approximately 1,400 were employees of Oshkosh, 1,100 were employees of McNeilus and 1,400 were employees of Pierce. Production workers totaling approximately 800 employees at our Oshkosh facilities are represented by the United Auto Workers union. Our five-year contract with the United Auto Workers union extends through September 30, 2001. We believe our relationship with employees is good.

Properties

       We believe our equipment and buildings are modern, well-maintained and provide adequate capacity for our present and anticipated needs. As of June 30, 1999, we operated in eleven manufacturing facilities and owned another facility that was not in use. The location, size and focus of our facilities is provided in the table below.

                                                 Approximate
                                               Square Footage
                                         ------------------------                       Principal
         Location (# of facilities)       Owned            Leased                   Products Manufactured
       -----------------------------     -------           ------    -----------------------------------------------

       Oshkosh, Wisconsin(3)........     688,000                     Defense Trucks; Front-Discharge Mixers; Snow
                                                                     Removal Vehicles; Aircraft Rescue and
                                                                     Firefighting Vehicles
       Appleton, Wisconsin(2).......     589,000           19,000    Fire Apparatus
       Dodge Center, Minnesota(1)...     612,000                     Rear-Discharge Mixers; Refuse Truck Bodies;
                                                                     Portable Concrete Batch Plants
       Bradenton, Florida(1)........     287,000                     Fire Apparatus; Defense Trucks and Truck Bodies
       Riceville, Iowa(1)...........     108,000                     Components for Rear-Discharge Mixers and
                                                                     Refuse Truck Bodies
       Kensett, Iowa(1).............      65,000                     Not currently in use
       McIntire, Iowa(1)............      28,000                     Components for Rear-Discharge Mixers and
                                                                     Refuse Truck Bodies
       Weyauwega, Wisconsin(1)......      28,000                     Refurbished Fire Apparatus
       Ontario, California(1).......                       23,000    Refurbished Fire Apparatus

       Our manufacturing facilities generally operate five days per week on one or two shifts, except for one-week shutdowns in July and December. We believe our manufacturing capacity could be significantly increased with limited capital spending by working an additional shift at each facility.

       In addition to sales and service activities at our manufacturing facilities, we maintain fifteen sales and service centers throughout the United States. We own such facilities in Colton, California; Commerce City, Colorado; Villa Rica, Georgia; Lithia Springs, Georgia; Hutchins, Texas; Morgantown, Pennsylvania; Gahanna, Ohio; Dodge Center, Minnesota; Bradenton, Florida; and Oshkosh, Wisconsin. We lease such facilities in Milpitas, California; Tacoma, Washington; Salt Lake City, Utah; Aurora, Illinois; and East Granby, Connecticut. These facilities range in size from approximately 3,000 square feet to approximately 46,000 square feet and are used primarily for sales and service of concrete mixers and refuse bodies.

       Our facilities are pledged as collateral under the terms of our senior credit facility.

Legal Proceedings

       We were engaged in litigation against Super Steel Products Corporation, our former supplier of mixer systems for forward-discharge concrete mixer trucks under a long-term supply contract. Super Steel sued us in state court claiming we breached the contract. We counterclaimed for repudiation of contract. On July 26, 1996, a jury returned a verdict for Super Steel awarding damages totaling $4.5 million. On October 10, 1996, the state court judge overturned the verdict against us, granted judgment for us on our counterclaim, and ordered a new trial for damages on our counterclaim. Both parties appealed the state court judge's decision. On December 8, 1998, the Wisconsin Court of Appeals ordered a state court judge to reinstate the jury verdict against us awarding damages totaling approximately $4.5 million plus interest to Super Steel. On April 6, 1999, our petition for review of this decision by the Wisconsin Supreme Court was denied. On April 12, 1999, we petitioned the state court judge to act on our previous motion for a retrial. The petition was denied on June 18, 1999 and the state court directed that judgment be entered. In lieu of further appeals, we paid $5.75 million on July 27, 1999 in final settlement of the matter. We had recorded a liability for the full amount of the final settlement at June 30, 1999.

       In addition, patent infringement cases are brought against us from time to time, and some cases are presently pending. Although we believe that our products do not infringe upon a valid claim of any patent and that we have meritorious defenses to each presently pending lawsuit, we cannot predict the outcomes of any of these lawsuits.

Environmental Matters

       We are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage and disposal of toxic and hazardous wastes. As part of our routine business operations, we dispose of and recycle or reclaim industrial waste materials, chemicals and solvents at third party disposal and recycling facilities that are licensed by appropriate governmental agencies. In some instances, these facilities have been and may be designated by the United States Environmental Protection Agency or a state environmental agency for remediation. Under Comprehensive Environmental Response, Compensation, and Liability Act (the "Superfund" law) and similar state laws, each potentially responsible party that contributed hazardous substances may be jointly and severally liable for the costs associated with cleaning up the site. Typically, potentially responsible parties negotiate a resolution with the Environmental Protection Agency and/or the state environmental agencies. Potentially responsible parties also negotiate with each other regarding allocation of the cleanup cost.

       As to one such Superfund site, Pierce is one of 414 potentially responsible parties participating in the costs of addressing the site and has been assigned an allocation share of approximately 0.04%. Currently a remedial investigation/feasibility study is being completed, and as such, an estimate for the total cost of the remediation of this site has not been made to date. However, based on estimates and the assigned allocations, we believe our liability at the site will not be material and our share is adequately covered through reserves established by us at June 30, 1999. Our actual liability could vary based on results of the study, the resources of other potentially responsible parties and our final share of liability.

       As to another Superfund site, Pierce and Oshkosh are two of approximately 1,450 customers of one of the potentially responsible parties that has received notification as a potentially responsible party. No further evidence concerning the site, its environmental issues or any other information has been furnished to us. We believe that it will be a de minimis level potentially responsible party, if any liability is established, so that any liability will not be material. Our actual liability could vary based upon subsequently available information.

       We are addressing a regional trichloroethylene groundwater plume on the south side of Oshkosh, Wisconsin. We believe there may be multiple sources in the area. Trichloroethylene was detected at our North Plant facility with recent testing showing the highest concentrations in a monitoring well located on the upgradient property line. Because the investigation process is still ongoing, it is not possible for us to estimate our long-term total liability associated with this issue at this time. Also, as part of the regional trichloroethylene groundwater investigation, we conducted a groundwater investigation of a former landfill located on our property. The landfill, acquired by us in 1972, is approximately 2.0 acres in size and is believed to have been used for the disposal of household waste. Based on the investigation, we do not believe the landfill is one of the sources of the trichloroethylene contamination. Based upon current knowledge, we believe our liability associated with the trichloroethylene issue will not be material and is adequately covered through reserves established by us at June 30, 1999. However, this may change as investigations proceed by us, other unrelated property owners, and government entities.

       We are subject to other environmental matters and legal proceedings and claims, including patent, antitrust and state dealership regulation compliance proceedings. Although the final results of all such claims cannot be predicted with certainty, we believe that the ultimate resolution of all claims, after taking into account the liabilities accrued with respect to such claims, will not have a material adverse effect on our financial condition, profitability or cash flows. Actual results could vary, among other things, due to the uncertainties involved in litigation.

                        MANAGEMENT AND BOARD OF DIRECTORS

       The following table sets forth information as of August 31, 1999 concerning our executive officers and Directors. All of our officers serve terms of one year and until their successors are elected and qualified. Each of our Directors are elected each year to serve for a term of one year and until his or her successor is elected and qualified.

               Name                              Age                 Title
  ------------------------------------------     ---     -----------------------------------------------------------------
  Robert G. Bohn............................     46      President, Chief Executive Officer and Director
  Timothy M. Dempsey........................     59      Executive Vice President, General Counsel and Secretary
  Paul C. Hollowell.........................     58      Executive Vice President and President, Defense Business
  Charles L. Szews..........................     42      Executive Vice President and Chief Financial Officer
  Matthew J. Zolnowski......................     46      Executive Vice President, Corporate Administration, Strategic
                                                         Planning and Marketing
  Dan J. Lanzdorf...........................     51      Executive Vice President and President, McNeilus Companies, Inc.
  John W. Randjelovic.......................     54      Executive Vice President and President, Pierce Manufacturing Inc.
  J. William Andersen.......................     61      Director
  Daniel T. Carroll.........................     73      Director and Chairman of the Board of Directors
  Gen. Frederick M. Franks, Jr..............     62      Director
  Michael W. Grebe..........................     58      Director
  Kathleen J. Hempel........................     48      Director
  J. Peter Mosling, Jr......................     55      Director
  Stephen P. Mosling........................     52      Director
  Richard G. Sim............................     55      Director

       Robert G. Bohn. Mr. Bohn joined us in 1992 as Vice President-Operations. He was appointed President and Chief Operating Officer in 1994. He was appointed President and Chief Executive Officer in October 1997. Prior to joining us, Mr. Bohn was Director-European Operations for Johnson Controls, Inc., Milwaukee, Wisconsin, which manufactures, among other things, automotive products. He worked for Johnson Controls from 1984 until 1992. He was elected a Director in June 1995. Mr. Bohn is also a director of Graco Inc.

       Timothy M. Dempsey. Mr. Dempsey joined us in October 1995 as Vice President, General Counsel and Secretary. Mr. Dempsey has been and continues to be a partner in the law firm of Dempsey, Magnusen, Williamson and Lampe in Oshkosh, Wisconsin.

       Paul C. Hollowell. Mr. Hollowell joined us in April 1989 as Vice President-Defense Products and assumed his present position in February 1994.

       Charles L. Szews. Mr. Szews joined us in March 1996 as Vice President and Chief Financial Officer and assumed his present position in October 1997. Mr. Szews was previously employed by Fort Howard Corporation, a manufacturer of tissue products, from June 1988 until March 1996 in various positions, including Vice President and Controller from September 1994 until March 1996.

       Matthew J. Zolnowski. Mr. Zolnowski joined us as Vice President-Human Resources in January 1992 and assumed his present position in September 1998.

       Dan J. Lanzdorf. Mr. Lanzdorf joined us in 1973 as a design engineer and has served in various assignments including Chief Engineer -- Defense, Director of Defense Engineering, Director of the Defense Business unit, and Vice President of Manufacturing prior to assuming his current position in September 1998.

       John W. Randjelovic. Mr. Randjelovic joined us in October 1992 as Vice President and General Manager in charge of the Bradenton, Florida Division. In September 1996, he was appointed Vice President of Manufacturing, Purchasing, and Materials for Pierce and assumed his present position in October 1997.

       J. William Andersen. Mr. Andersen has served as a Director since 1976 and had been the Executive Director of Development, University of Wisconsin-Oshkosh from 1980 through his retirement in 1994.

       Daniel T. Carroll. Mr. Carroll has served as Director since 1991. In October 1997, he was elected Chairman of our Board of Directors. He is Chairman of The Carroll Group, a management consulting firm located in Avon, Colorado. Mr. Carroll is also a director of Wolverine World Wide, Incorporated; Comshare, Inc.; Aon Corp.; A.M. Castle & Company; American Woodmark Corporation; and Woodhead Industries, Inc.

       Gen. Frederick M. Franks, Jr. Gen. Franks has served as a Director since 1997. He was the Commander of the U.S. Army Training and Doctrine Command from 1991 to 1994 and commanded the U.S. Army VII Corps during Operation Desert Storm. He retired from the Army in 1994.

       Michael W. Grebe. Mr. Grebe has served as a Director since 1990. He has been a partner in the law firm of Foley & Lardner in Milwaukee since 1977. We retained Mr. Grebe's firm for legal services in fiscal 1999 and will similarly do so in fiscal 2000.

       Kathleen J. Hempel. Ms. Hempel has served as a Director since 1997. She was Vice Chairman and Chief Financial Officer of Fort Howard Corporation, Green Bay, Wisconsin, a manufacturer of tissue products, from 1992 until its merger into Fort James Corporation in 1997. She is a director of A. O. Smith Corporation and Whirlpool Corporation.

       J. Peter Mosling, Jr. Mr. Mosling has served as a Director since 1976, having joined us in 1969. He has served in various senior executive capacities since joining us through his retirement in 1994.

       Stephen P. Mosling. Mr. Mosling has served as a Director since 1976, having joined us in 1971. He had served in various senior executive capacities since joining us through his retirement in 1994.

       Richard G. Sim. Mr. Sim has served as a Director since 1997. He is Chairman, President and Chief Executive Officer of Applied Power, Inc., Butler, Wisconsin, which manufactures hydraulic and electrical tools and supplies, engineered components and electrical enclosure systems. He is a member of its Board of Directors. He also is a director of Ipsco, Inc.

       Stephen P. Mosling and J. Peter Mosling, Jr. are brothers. Other than as noted, none of our Directors or executive officers has any family relationship with any other Director or executive officer.

                              SELLING SHAREHOLDERS

       The only selling shareholders in the offering are J. Peter Mosling, Jr., Stephen P. Mosling and the Melissa K Mosling 1980 Trust. Messrs. Mosling are each members of our Board of Directors and previously served in various senior executive capacities until their retirement in 1994. Stephen P. Mosling is a trustee of the Melissa K Mosling 1980 Trust. The following table sets forth information about the beneficial ownership of our class A common stock and common stock as of August 31, 1999 by each selling shareholder.

                                      Shares of Class A                Shares of              Shares of           Shares of
                                         Common Stock          Common Stock Beneficially    Common Stock        Common Stock
                                      Beneficially Owned                 Owned                  Being        Beneficially Owned
                                  Before and After Offering         Before Offering            Offered          After Closing
                                  -------------------------    -------------------------    ------------    ----------------------
Selling Shareholder                 Number         Percent         Number        Percent       Number        Number        Percent
-------------------------------     ------         -------         ------        -------       ------        ------        -------
J. Peter Mosling, Jr.(1)(2)         179,719         42.2           289,418         2.3         75,000       214,418          1.4
Stephen P. Mosling(1)(2)            181,388         42.6           600,501(3)      4.8         75,000       425,501(4)       3.4
Melissa K Mosling 1980 Trust          --             --            237,928         1.9        100,000       137,928          0.9
       --------------------

(1) Each share of our class A common stock is convertible into one share of our common stock at any time at the holder's option. As a result, a holder of our class A common stock is deemed to beneficially own an equal number of shares of our common stock. However, in order to avoid overstatement of the beneficial ownership of our common stock, the shares of our common stock listed in the table do not include shares of our common stock that may be issued upon conversion of our class A common stock. J. Peter Mosling, Jr. and Stephen P. Mosling are parties to an agreement relating to our class A common stock. Under the agreement, Messrs. Mosling each have agreed with us that, in the event of both of their deaths or earlier incapacities, their shares of our class A common stock then will be exchanged for a like number of shares of our common stock. If that occurred, then each outstanding share of our class A common stock would automatically convert into one share of our common stock.

(2) Amounts shown include 6,500 shares of common stock for J. Peter Mosling, Jr. and 6,500 shares of common stock for Stephen P. Mosling, represented by stock options exercisable within 60 days of August 31, 1999.

(3) Amount shown includes 237,928 shares of common stock beneficially owned by Stephen P. Mosling as trustee of the Melissa K Mosling 1980 Trust before the offering.

(4)    Amount shown includes  137,928 shares of common stock to be  beneficially owned by Stephen P.  Mosling  as  trustee of the  Melissa K Mosling  1980
       Trust after the offering.


                          DESCRIPTION OF CAPITAL STOCK

       Our Restated Articles of Incorporation provide that we have authority to issue 18,000,000 shares of common stock, 1,000,000 shares of class A common stock, and 2,000,000 shares of preferred stock. As of August 31, 1999, we had 12,403,831 shares of common stock issued and outstanding, 426,099 shares of class A common stock issued and outstanding and no shares of preferred stock issued and outstanding. We will have 15,403,831 shares of common stock outstanding after the offering. All of the outstanding shares are fully paid and nonassessable, and the shares of common stock being sold by us will, upon completion of the offering, be fully paid and nonassessable, except in each case for statutory liability under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law for unpaid employee wages.

       The following summary of some provisions of our common stock and preferred stock is not complete. You should refer to our Restated Articles of Incorporation, which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and applicable law for more information.

Common Stock

       Dividends. We must pay dividends on both our class A common stock and our common stock at any time that we pay dividends on either. Whenever we pay any dividends, other than dividends of our stock, on our stock, each share of common stock is entitled to receive 115% of the dividend paid on each share of our class A common stock, rounded up or down to the nearest $0.0025.

       Voting Rights. Holders of our common stock have the right to elect or remove as a class 25% of our entire Board of Directors, rounded to the nearest whole number of Directors, but not less than one. Holders of our common stock are not entitled to vote on any other corporate matters, except as may be required by law in connection with some significant actions such as mergers and amendments to our Restated Articles of Incorporation, and are entitled to one vote per share on all matters upon which they are entitled to vote. Holders of our class A common stock are entitled to elect the remaining Directors, subject to any rights granted to any series of preferred stock, and are entitled to one vote per share for the election of Directors and on all other matters presented to the shareholders for vote.

       Liquidation Rights. Upon our liquidation, dissolution or winding up, and after distribution of any amounts due to holders of our preferred stock, holders of our common stock are entitled to receive $5.00 per share before any payment or distribution to holders of class A common stock. Thereafter, holders of class A common stock are entitled to receive $5.00 per share before any further payment or distribution to holders of our common stock. The $5.00 amounts will be adjusted for stock splits, stock dividends or similar events involving shares of our stock. Thereafter, holders of our class A common stock and common stock share on a pro-rata basis in all payments or distributions upon our liquidation, dissolution or winding up.

       Conversion. Each share of our class A common stock is convertible into one share of our common stock at any time at the holder's option. We have a stock restriction agreement with Stephen P. Mosling and J. Peter Mosling, Jr., who own the majority of our class A common stock, that provides that, upon the death or the incapacity of both of them, they or their legal representatives and trustees will act to eliminate our class A common stock, so that we will have only one class of issued and outstanding common equity. Also, if Messrs. Mosling together own less than 150,000 shares of class A common stock for any reason, all then outstanding shares of our class A common stock will be converted into shares of our common stock. From and after that time, the existing differences between the rights of our class A common stock relative to those of our common stock, with respect to dividends, rights upon our liquidation and voting rights will be eliminated, and all shares of our common stock will generally have the same rights with respect to voting, dividends and upon liquidation.

       Other Terms. We generally do not have authority to issue new shares of our class A common stock without approval of our shareholders. None of our shareholders have preemptive or other rights to subscribe for additional shares. No class of common stock is subject to redemption.
Section 180.1150 of the Wisconsin Business Corporation Law is inapplicable to us until Messrs. Mosling together own less than 150,000 shares of our class A common stock. Section 180.1150 provides that the voting power of shares of Wisconsin corporations such as us held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from us or in specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders. Messrs. Mosling have full voting power with respect to their shares of our class A common stock.

       Transfer Agent. The transfer agent for the our common stock is Firstar Bank, N. A., Milwaukee, Wisconsin.

Preferred Stock

       Our Restated Articles of Incorporation authorize our Board of Directors to issue our preferred stock in series and to fix the variations in the powers, preferences, rights, qualifications, limitations or restrictions of any series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of our voluntary or involuntary liquidation, any sinking fund provisions for redemption or repurchase of shares, the terms and conditions for conversion into any other class or series of our stock and voting rights.

       In connection with the issuance of the rights described below, our Board of Directors has authorized a series of our preferred stock designated as series A junior participating preferred stock. Shares of our series A junior participating preferred stock purchasable upon the exercise of the rights will not be redeemable. Each share of our series A junior participating preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 150 times the dividend we declare per share of our common stock. In the event of our liquidation, the holders of the shares of our series A junior participating preferred stock will be entitled to a minimum aggregate payment of $100 per share but will be entitled to an aggregate payment of 150 times the payment we make per share of our common stock. Each share of our series A junior participating preferred stock will have 150 votes, voting together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of our series A junior participating preferred stock will be entitled to receive 150 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions. There are no shares of our series A junior participating preferred stock currently outstanding.

       The issuance of any series of our preferred stock, including the series A junior participating preferred stock, may have an adverse effect on the rights of holders of our common stock, and could decrease the amount of earnings and assets available for distribution to holders of our common stock. In addition, any issuance of our preferred stock could have the effect of delaying, deferring or preventing a change in control.

Preferred Share Purchase Rights

       We have entered into a Rights Agreement dated as of February 1, 1999, with Firstar Bank, N. A., pursuant to which each outstanding share of our common stock, including the shares being sold by us in the offering, has attached two-thirds of a right to purchase shares of our series A junior participating preferred stock and each outstanding share of our class A common stock has attached 40/69 of a right. Each share of our common stock subsequently issued by us prior to the expiration of the Rights Agreement will likewise have attached two-thirds of a right and each share of our class A common stock subsequently issued will have attached 40/69 of a right. Under circumstances described below, the rights will entitle the holder thereof to purchase additional shares of our common stock. In this prospectus, unless the context otherwise requires, all references to our common stock include the accompanying rights.

       Currently, the rights are not exercisable and trade with our common stock and class A common stock. If the rights become exercisable, each right, unless held by a person or group which beneficially owns more than 15% of our outstanding common stock and class A common stock in the aggregate, will initially entitle the holder to purchase one one-hundredth of a share of our series A junior participating preferred stock at a purchase price of $145, subject to adjustment. The rights will only become exercisable if a person or group has acquired, or announced an intention to acquire, 15% or more of our outstanding common stock and class A common stock in the aggregate. Under some circumstances, including the existence of a 15% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right's then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 15% or more of our common stock, each holder of a right will be entitled to receive the acquiring corporation's common shares having a market value of two times the exercise price. The rights may be redeemed at a price of $.01 until a party acquires 15% or more of our common stock, and after that time may be exchanged for one share of our common stock per right until a party acquires 50% or more of our common stock. The rights initially will expire on February 1, 2009. Under the Rights Agreement, our Board of Directors may reduce the thresholds applicable to the rights from 15% to not less than 10%. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

Statutory Provisions

       Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law contain some limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations such as us and a significant shareholder, unless the board of directors of the corporation approves the business combination or the shareholder's acquisition of shares before these shares are acquired. Similarly, Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to some business combinations, unless specified minimum price and procedural requirements are met. Following commencement of a takeover offer,
Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on share repurchases effected at a premium to the market and on asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

                                  UNDERWRITING

       Under  the  terms  and  subject  to  the   conditions   contained  in  an
underwriting  agreement  dated         , 1999,  we and the selling  shareholders
have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co. and Tucker Anthony Cleary Gull are acting as representatives, the following respective numbers of shares of our common stock:

                                                                      Number
                         Underwriter                                 of Shares
                         -----------                                 ---------

          Credit Suisse First Boston Corporation..............
          Goldman, Sachs & Co.................................
          Tucker Anthony Cleary Gull..........................



                         Total................................       3,250,000
                                                                     =========

       The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of our common stock may be terminated.

       We and the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 450,000 additional shares from us, and an aggregate of 37,500 additional outstanding shares from the selling shareholders, at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of our common stock.

       The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

       The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay.

                                                                                          Total
                                                                             ----------------------------------
                                                                                Without              With
                                                             Per Share       Over-allotment      Over-allotment
                                                             ---------       --------------      --------------
Underwriting discounts and commissions
     paid by us...........................................   $                $                  $
Expenses payable by us....................................   $                $                  $
Underwriting discounts and commissions
    paid by the selling shareholders......................   $                $                  $
Expenses payable by the selling shareholders..............   $                $                  $

       We, our directors and executive officers and the selling shareholders have agreed that we will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 120 days after the date of this prospectus, except that these restrictions will not apply to our ability to grant employee or director stock options under the terms of plans in effect on the date of this prospectus or to the issuances of our common stock upon any exercise of these options.

       We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make in that respect.

       Credit  Suisse  First  Boston   Corporation  has  provided  advisory  and
investment banking services to us in the past, for which we have paid customary compensation.

       The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.

       Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

       Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

       Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

       Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

       In "passive" market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

       These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

       The distribution of the our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are effected. Accordingly, any resale of our common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

       Each purchaser of our common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling shareholders and the dealer from whom that purchase confirmation is received that (1) the purchaser is entitled under applicable provincial securities laws to purchase that common stock without the benefit of a prospectus qualified under those securities laws,
(2) where required by law, the purchaser is purchasing as a principal and not as an agent and (3) the purchaser has reviewed the text above under "Resale Restrictions".

Rights of Action (Ontario Purchasers)

       The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities laws. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. Federal securities laws.

Enforcement of Legal Rights

       All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or those persons. All or a substantial portion of the assets of the issuer and those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or those persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or those persons outside of Canada.

Notice to British Columbia Residents

       A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by that purchaser pursuant to the offering. That report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

       Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and with respect to the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

                       WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference rooms in Washington D.C., New York, New York, and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings are also available to the public on the Commission's Internet site at "http://www.sec.gov".

       We have filed a registration statement on Form S-3 under the Securities Act of 1933 with respect to our common stock. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

       The Commission allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. The most recent information that we file with the Commission automatically updates and supersedes any older information. We incorporate by reference the following documents we have filed or may file with the Commission pursuant to Sections 13, 14 and 15(d) of the Securities Exchange Act until we terminate the offering:

       o Our Annual Report on Form 10-K for the fiscal year ended September 30, 1998, as amended by our Form 10-K/A filed February 12, 1999;

       o Our Quarterly Reports on Form 10-Q for the quarters ended December 31, 1998 (as amended by our Form 10-Q/A filed February 16, 1999), March 31, 1999 and June 30, 1999;

       o Our Proxy Statement for our 1999 Annual Meeting of Shareholders dated December 23, 1998;

       o      Our Current Report on Form 8-K dated February 26, 1998;

       o The description of our common stock contained in our Registration Statement on Form 8-A dated September 25, 1985, and any amendment or report updating that description;

       o The description of the preferred share purchase rights contained in our Registration Statement on Form 8-A dated February 1, 1999, and any amendment or report updating that description; and

       o All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering.

       You may request a copy of any of these documents at no cost, by writing or telephoning us at the following: Timothy M. Dempsey, Oshkosh Truck Corporation, P.O. Box 2566, Oshkosh, Wisconsin 54903-2566, telephone number
(920) 235-9151.

                                  LEGAL MATTERS

       The validity of the shares of our common stock offered hereby will be passed upon for us and the selling shareholders by Foley & Lardner, Milwaukee, Wisconsin. Michael W. Grebe, a partner in the firm of Foley & Lardner, is a Director. Some legal matters in connection with the offering will be passed upon for the underwriters by Mayer, Brown & Platt, Chicago, Illinois.

                                     EXPERTS

       Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at September 30, 1997 and 1998, and for each of the three years in the period ended September 30, 1998, as set forth in their report appearing in this prospectus and registration statement. Ernst & Young LLP audited the financial statement schedule incorporated by reference from our Annual Report on Form 10-K for the year ended September 30, 1998. We have included our financial statements in the prospectus and elsewhere in the registration statement and incorporated our financial statement schedule in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

       Larson, Allen, Weishair and Co., LLP, independent auditors, have audited the financial statements of McNeilus as set forth in their report incorporated by reference in this prospectus and registration statement from our Current Report on Form 8-K dated February 26, 1998. We have incorporated by reference the financial statements of McNeilus in the prospectus and registration statement in reliance on Larson, Allen, Weishair and Co.'s report, given on their authority as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Ernst & Young LLP, Independent Auditors......................      F-2

Consolidated  Statements  of Income  (Loss)  for each of the three fiscal years in the period  ended  September  30,
     1998,  and for the nine  month  periods  ended June 30,
     1998 and 1999 (unaudited).........................................      F-3

Consolidated  Balance  Sheets as of  September  30, 1997 and
     1998, and as of June 30, 1999 (unaudited).........................      F-4

Consolidated Statements of Shareholders'  Equity for each of the three fiscal  years in the period  ended  September
     30, 1998,  and for the nine month period ended June 30,
     1999 (unaudited)..................................................      F-5

Consolidated  Statements of Cash flows for each of the three fiscal  years in the period ended  September  30, 1998,
     and for the nine month  periods ended June 30, 1998 and
     1999 (unaudited)..................................................      F-6

Notes to Consolidated Financial Statement..............................      F-7

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



Board of Directors
Oshkosh Truck Corporation

We have audited the accompanying consolidated balance sheets of Oshkosh Truck Corporation (the Company) as of September 30, 1997 and 1998, and the related consolidated statements of income (loss), shareholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at September 30, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.



                                        ERNST & YOUNG LLP

Milwaukee, Wisconsin


October 30, 1998, except for
  Notes 1, 8, 11 and 15, as to which
  the dates are July 23, 1999,
  February 1, 1999, July 27, 1999
  and February 1, 1999, respectively


                                                      OSHKOSH TRUCK CORPORATION

                                              Consolidated Statements of Income (Loss)

                                                                                                          Nine Months Ended
                                                                  Fiscal Year Ended September 30,             June 30,
                                                                  -------------------------------         -----------------
                                                                   1996         1997        1998          1998          1999
                                                                   ----         ----        ----          ----          ----
                                                                                                              (Unaudited)
                                                                           (In thousands, except per share amounts)
Continuing operations:
    Net sales.............................................       $ 413,455    $ 683,234   $ 902,792     $ 659,741     $ 851,048
    Cost of sales.........................................         384,680      602,237     776,756       572,630       726,128
                                                                 ---------    ---------   ---------     ---------     ---------
          Gross income....................................          28,775       80,997     126,036        87,111       124,920

Operating expenses:
    Selling, general and administrative...................          32,205       47,742      69,001        47,665        63,322
    Amortization of goodwill and other intangibles........             171        4,470       8,315         5,559         8,400
                                                                 ---------    ---------   ---------     ---------     ---------
          Total operating expenses........................          32,376       52,212      77,316        53,224        71,722
                                                                 ---------    ---------   ---------     ---------     ---------

Operating income (loss)...................................          (3,601)      28,785      48,720        33,887        53,198

Other income (expense):
    Interest expense......................................            (929)     (12,722)    (21,490)      (14,273)      (19,839)
    Interest income.......................................           1,040          717       1,326           544           614
    Miscellaneous, net....................................           1,508         (278)         92          (344)          564
                                                                 ---------    ---------   ---------     ---------     ---------
                                                                     1,619      (12,283)    (20,072)      (14,073)      (18,661)
                                                                 ---------    ---------   ---------     ---------     ---------
Income (loss) from continuing operations before income
    taxes, equity in earnings of unconsolidated
    partnership and extraordinary item....................          (1,982)      16,502      28,648        19,814        34,537
Provision (credit) for income taxes.......................          (1,741)       6,496      12,655         8,378        14,700
                                                                 ---------    ---------   ---------     ---------     ---------
                                                                      (241)      10,006      15,993        11,436        19,837
Equity in earnings (loss) of unconsolidated partnership,
    net of income taxes (credits) of $167, ($85) and $747.              --           --         260          (135)        1,169
                                                                 ---------    ---------   ---------     ---------     ---------
Income (loss) from continuing operations..................            (241)      10,006      16,253        11,301        21,006
Discontinued operations--loss on disposal of operations,
    net of income tax benefit of $1,827...................          (2,859)          --          --            --            --
Extraordinary charge for early retirement of debt, net
    of income tax benefit of $757 and $757................              --           --      (1,185)       (1,185)           --
                                                                 ---------    ---------   ---------     ---------     ---------
Net income (loss) ........................................       $  (3,100)   $  10,006   $  15,068     $  10,116     $  21,006
                                                                 =========    =========   =========     =========     =========

Earnings (loss) per share:
    Continuing operations.................................       $   (0.02)   $    0.78   $    1.29     $    0.89     $    1.65
    Discontinued operations...............................           (0.21)          --          --            --            --
    Extraordinary item....................................              --           --       (0.09)        (0.09)           --
                                                                 ---------    ---------   ---------     ---------     ---------
    Net income (loss) ....................................       $   (0.23)   $    0.78   $    1.20     $    0.80     $    1.65
                                                                 =========    =========   =========     =========     =========

Earnings (loss) per share assuming dilution:
    Continuing operations.................................       $   (0.02)   $    0.78   $    1.27     $    0.88     $    1.62
    Discontinued operations...............................           (0.21)          --         --             --            --
    Extraordinary item....................................              --           --       (0.09)        (0.09)           --
                                                                 ---------    ---------   ---------     ---------     ---------
    Net income (loss) ....................................       $   (0.23)   $    0.78   $    1.18     $    0.79     $    1.62
                                                                 =========    =========   =========     =========     =========

                             See accompanying notes.


                                                      OSHKOSH TRUCK CORPORATION

                                                     Consolidated Balance Sheets

                                                             September 30,     September 30,       June 30,
                                                                  1997              1998             1999
                                                              ----------        ----------         --------
                                                                                                  (Unaudited)
                                                             (In thousands, except share and per share amounts)
Assets
Current assets:
    Cash and cash equivalents.......................            $ 23,219          $  3,622         $  5,441
    Receivables, net................................              81,235            80,982          107,220
    Inventories.....................................              76,497           149,191          218,319
    Prepaid expenses................................               3,405             3,768            3,836
    Deferred income taxes...........................               9,479            12,281           20,659
                                                                --------          --------         --------
       Total current assets.........................             193,835           249,844          355,475
Deferred charges....................................               1,067               342            1,835
Investment in unconsolidated partnership............                  --            13,496           16,643
Other long-term assets..............................               6,660            13,856           15,015
Property, plant and equipment:
    Land............................................               7,172             7,574            7,889
    Buildings.......................................              42,220            64,566           65,159
    Machinery and equipment.........................              78,270            84,643           89,499
                                                                --------          --------         --------
                                                                 127,662           156,783          162,547
    Less accumulated depreciation...................             (72,174)          (75,947)         (81,923)
                                                                --------          --------         --------
       Net property, plant and equipment............              55,488            80,836           80,624
Goodwill and other intangible assets, net...........             163,344           326,665          324,471
                                                                --------          --------         --------
Total assets........................................            $420,394          $685,039         $794,063
                                                                ========          ========         ========

Liabilities and Shareholders' Equity
Current liabilities:
    Accounts payable................................            $ 48,220          $ 65,171         $ 80,814
    Floor plan notes payable........................                  --            11,645           35,971
    Customer advances...............................              30,124            44,915           64,084
    Payroll-related obligations.....................              15,157            24,124           24,688
    Accrued warranty................................              12,320            15,887           16,091
    Other current liabilities.......................              22,901            43,498           61,493
    Current maturities of long-term debt............              15,000             3,467           28,163
                                                                --------          --------         --------
         Total current liabilities..................             143,722           208,707          311,304
Long-term debt......................................             120,000           277,337          266,693
Postretirement benefit obligations..................              10,147            10,935           11,560
Deferred income taxes...............................              22,452            47,832           43,677
Other long-term liabilities.........................               3,173             8,932            9,686
Shareholders' equity:
    Preferred Stock, $.01 par value; authorized -
      2,000,000 shares; none issued and
      outstanding...................................                  --                --               --
    Class A Common Stock, $.01 par value;
      authorized - 1,000,000 shares; issued -
      610,317 in 1997; 445,332 in 1998; and
      426,575 at June 30, 1999......................                   6                 4                4
    Common Stock, $.01 par value; authorized -
      18,000,000 shares; issued - 13,426,930 in
      1997; 13,591,916 in 1998; and 13,610,673
      at June 30, 1999..............................                 134               136              136
    Paid-in capital.................................              13,544            14,665           15,576
    Retained earnings...............................             120,085           130,959          148,791
                                                                --------          --------         --------
                                                                 133,769           145,764          164,507
    Common Stock in treasury, at cost: 1,576,209
      in 1997; 1,406,496 in 1998; and 1,259,000 at
      June 30, 1999.................................             (12,869)          (12,664)         (11,560)
    Minimum pension liability adjustment............                  --            (1,804)          (1,804)
                                                                --------          --------         --------
        Total shareholders' equity..................             120,900           131,296          151,143
                                                                --------          --------         --------
Total liabilities and shareholders' equity..........            $420,394          $685,039         $794,063
                                                                ========          ========         ========


                                                       See accompanying notes.


                                              OSHKOSH TRUCK CORPORATION
                                   Consolidated Statements of Shareholders' Equity
                                                                                                       Accumulated
                                                                                          Cost of       Other
                                                                                          Common     Comprehensive
                                                       Common      Paid-In    Retained    Stock in      Income
                                                       Stock       Capital    Earnings    Treasury      (Loss)        Total
                                                       ------      -------    ---------   --------   -------------  --------

                                                               (In thousands, except share and per share amounts)
Balance at September 30, 1995 as previously
  reported.......................................       $ 93       $16,533    $121,697    $ (3,403)     $(1,507)    $133,413
Three-for-two stock split effective August 19,
  1999...........................................         47           (47)         --          --           --           --
                                                        ----       -------    --------    --------      -------     --------
Balance at September 30, 1995....................        140        16,486     121,697      (3,403)      (1,507)     133,413
Comprehensive income:
  Net loss.......................................         --            --      (3,100)         --           --       (3,100)
  Minimum pension liability adjustment...........         --            --          --          --        1,507        1,507
                                                                                                                    --------
  Comprehensive loss.............................         --            --          --          --           --       (1,593)
Cash dividends:
    Class A Common Stock ($0.290 per  share).....         --            --        (177)         --           --         (177)
    Common Stock ($0.333 per share)..............         --            --      (4,174)         --           --       (4,174)
Purchase of Common Stock for treasury............         --            --          --      (5,618)          --       (5,618)
Exercise of stock options........................         --            43          --         225           --          268
Termination of incentive compensation awards.....         --          (517)         --          --           --         (517)
                                                        ----       -------    --------    --------      -------     --------
Balance at September 30, 1996....................        140        16,012     114,246      (8,796)          --      121,602
Comprehensive income:
  Net income.....................................         --            --      10,006          --           --       10,006
                                                                                                                    --------
  Comprehensive income...........................         --            --          --          --           --       10,006
Cash dividends:
    Class A Common Stock ($0.290 per  share).....         --            --        (177)         --           --         (177)
    Common Stock ($0.333 per share)..............         --            --      (3,990)         --           --       (3,990)
Purchase of Common Stock for treasury............         --            --          --      (4,246)          --       (4,246)
Purchase of 1,875,000 stock warrants.............         --        (2,504)         --          --           --       (2,504)
Exercise of stock options........................         --            36          --         173           --          209
                                                        ----       -------    --------    --------      -------     --------
Balance at September 30, 1997....................        140        13,544     120,085     (12,869)          --      120,900
Comprehensive income:
  Net income.....................................         --            --      15,068          --           --       15,068
  Minimum pension liability adjustment...........         --            --          --          --       (1,804)      (1,804)
                                                                                                                    --------
  Comprehensive income...........................         --            --          --          --           --       13,264
Cash dividends:
    Class A Common Stock ($0.290 per share)......         --            --        (153)         --           --         (153)
    Common Stock ($0.333 per share)..............         --            --      (4,041)         --           --       (4,041)
Exercise of stock options........................         --           255          --        (217)          --           38
Tax effect of stock options exercised............         --           468          --          --           --          468
Issuance of Common Stock under incentive
  compensation plan..............................         --           398          --         422           --          820
                                                        ----       -------    --------    --------      -------     --------
Balance at September 30, 1998....................        140        14,665     130,959     (12,664)      (1,804)     131,296
Comprehensive income:
  Net income (unaudited).........................         --            --      21,006          --           --       21,006
                                                                                                                    --------
  Comprehensive income (unaudited)...............         --            --          --          --           --       21,006
Cash dividends:
  Class A Common Stock ($0.2175 per share)
    (unaudited)..................................         --            --         (93)         --           --          (93)
  Common Stock ($0.2500 per share) (unaudited)            --            --      (3,081)         --           --       (3,081)
Exercise of stock options (unaudited)............         --           (45)         --       1,104           --        1,059
Tax effect of stock options exercised
  (unaudited)....................................         --           956          --          --           --          956
                                                        ----       -------    --------    --------      -------     --------
Balance at June 30, 1999 (unaudited).............       $140       $15,576    $148,791    $(11,560)     $(1,804)    $151,143
                                                        ====       =======    ========    ========      =======     ========



                                               See accompanying notes.

                                                      OSHKOSH TRUCK CORPORATION

                                                Consolidated Statements of Cash Flows
                                                                                                          Nine Months Ended
                                                                  Fiscal Year Ended September 30,             June 30,
                                                                  -------------------------------         -----------------
                                                                    1996         1997         1998          1998         1999
                                                                    ----         ----         ----          ----         ----
                                                                                        (In thousands)

Operating activities:
Income (loss) from continuing operations..................        $   (241)    $ 10,006    $  16,253     $  11,301     $ 21,006
Provision for impairment of assets........................              --           --        5,800            --           --
Depreciation and amortization.............................           8,798       14,070       18,698        12,995       17,018
Write-off (gain from sale) of investments.................           4,125          200       (3,375)           --           --
Deferred income taxes.....................................          (1,381)      (3,980)          26         2,590       (8,906)
Equity in earnings of unconsolidated partnership..........              --           --         (427)          220       (1,916)
(Gain) loss on disposal of property, plant and
      equipment...........................................              77          (43)         122            49          (31)
Changes in operating assets and liabilities:
    Receivables, net......................................         (10,648)      (4,611)      20,900        25,026      (26,238)
    Inventories...........................................         (25,071)      29,792        9,958        24,236      (69,128)
    Prepaid expenses......................................             469          214         (260)          381          (68)
    Deferred charges......................................             333        1,578          725           677       (1,493)
    Accounts payable......................................          13,314         (958)         956        (2,862)      15,643
    Floor plan notes payable..............................              --           --      (11,377)      (13,949)      24,326
    Customer advances.....................................             930        2,331       10,718        16,393       19,169
    Payroll-related obligations...........................             213        2,314        3,480         7,074          464
    Accrued warranty......................................           2,094        3,378       (1,883)          883         (796)
    Other current liabilities.............................          (9,914)      10,893        6,750        (9,624)      10,651
    Other long-term liabilities...........................             665          598        2,877         3,592        1,368
                                                                  --------     --------    ---------     ---------     --------
        Net cash provided from (used for) operating
            activities....................................         (16,237)      65,782       79,941        78,982        1,069
Investing activities:
Acquisitions of businesses, net of cash acquired..........        (160,838)          --     (221,144)     (217,954)          --
Additions to property, plant and equipment................          (5,355)      (6,263)      (8,555)       (6,270)      (6,900)
Proceeds from sale of investments.........................              --           --        3,375            --           --
Proceeds from sale of property, plant and
      equipment...........................................           2,086          395        1,524           320           58
Increase in other long-term assets........................          (2,124)      (1,532)      (3,817)       (2,232)      (4,356)
                                                                  --------     --------    ---------     ---------     --------
    Net cash used for investing activities................        (166,231)      (7,400)    (228,617)     (226,136)     (11,198)
Net cash provided from (used for) discontinued
      operations..........................................           4,743       (1,658)      (1,093)         (872)          --
Financing activities:
Net borrowings (repayments) under revolving credit
      facility............................................           7,882       (7,882)       6,000            --       14,300
Proceeds from issuance of long-term debt..................         150,000           --      325,000       325,000           --
Repayment of long-term debt...............................              --      (15,000)    (188,049)     (163,931)        (248)
Debt issuance costs.......................................              --           --       (8,641)       (8,507)          --
Purchase of Common Stock, Common Stock
      warrants and proceeds from exercise of stock
      options, net........................................          (5,350)      (6,541)          38            31        1,059
Dividends paid............................................          (4,396)      (4,209)      (4,176)       (3,129)      (3,163)
                                                                  --------     --------    ---------     ---------     --------
    Net cash provided from (used for) financing
        activities........................................         148,136      (33,632)     130,172       149,464       11,948
                                                                  --------     --------    ---------     ---------     --------
Increase (decrease) in cash and cash equivalents..........         (29,589)      23,092      (19,597)        1,438        1,819
Cash and cash equivalents at beginning of period..........          29,716          127       23,219        23,219        3,622
                                                                  --------     --------    ---------     ---------     --------
Cash and cash equivalents at end of period................        $    127     $ 23,219    $   3,622     $  24,657     $  5,441
                                                                  ========     ========    =========     =========     ========

Supplemental disclosures:
    Cash paid for interest................................        $    538     $ 12,974    $  17,240     $   7,633     $ 16,887
    Cash paid for income taxes............................           3,116        2,998       11,097         7,162       20,342


                                                       See accompanying notes.

                            OSHKOSH TRUCK CORPORATION

                   Notes to Consolidated Financial Statements
                September 30, 1998 and June 30, 1999 (Unaudited)
               (In thousands, except share and per share amounts)

1.   Summary of Significant Accounting Policies

     Operations -- Oshkosh Truck Corporation and its wholly-owned subsidiaries (the "Company" or "Oshkosh") is a leading manufacturer of a wide variety of heavy duty specialized trucks and truck bodies predominately for the U.S. market. The Company sells its products into three principal markets -- fire and emergency, defense, and other commercial truck markets. The Company's fire and emergency business is principally conducted through its wholly-owned subsidiary, Pierce Manufacturing Inc. ("Pierce"). The Company's commercial truck business is principally conducted through its wholly-owned subsidiary, McNeilus Companies, Inc. ("McNeilus"). The defense business and certain fire and emergency and commercial truck businesses are conducted through the operations of the parent company. McNeilus is one of two general partners in Oshkosh/McNeilus Financial Services Partnership ("OMFSP") which provides lease financing to the Company's customers. Each of the two general partners have identical participating and protective rights and responsibilities, and accordingly, the Company accounts for its equity interest in OMFSP of 68% at September 30, 1998 and 63% at June 30, 1999, under the equity method.

     Principles of Consolidation and Presentation -- The consolidated financial statements include the accounts of Oshkosh Truck Corporation and all its wholly-owned subsidiaries and are prepared in conformity with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated.

     Cash and Cash Equivalents -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents, consisting principally of overnight investments in money-market accounts and commercial paper, totaled $23,022, $785 and $714 at September 30, 1997 and 1998 and June 30, 1999 respectively. The cost of these securities, which are considered "available for sale" for financial reporting purposes, approximates fair value at September 30, 1997 and 1998 and June 30, 1999.

     Inventories -- The Company values its inventories at the lower of cost, computed principally on the last-in, first-out (LIFO) method, or market.

     Property, Plant and Equipment -- Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets using accelerated and straight-line methods. The estimated useful lives range from 10 to 40 years for buildings and improvements and from 4 to 25 years for machinery and equipment.

     Deferred Charges -- Deferred charges include certain engineering and technical support costs incurred in connection with multi-year government contracts. These costs are charged to cost of sales when the related project is billable to the government, or are amortized to cost of sales as base units are delivered under the related contracts.

     Other Long-Term Assets -- Other long-term assets include capitalized software and related costs which are amortized on a straight-line method over a three- to ten-year period, deferred financing costs which are amortized using the interest method over the term of the debt, prepaid funding of pension costs and certain investments.

                            OSHKOSH TRUCK CORPORATION

     Goodwill and Other Intangible Assets -- The cost of goodwill and other intangible assets is amortized on a straight-line basis over the estimated periods benefited ranging from 5 to 40 years.

     Impairment of Long-Lived Assets -- Property, plant and equipment, other long-term assets and goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment. See Note 13.

     Customer Advances -- Customer advances principally represent amounts received in advance of the completion of fire and emergency and commercial vehicles. Most of these advances bear interest at variable rates based on short-term borrowing rates.

     Revenue Recognition -- Sales under fixed-price defense contracts are recorded as units are accepted by the government. Change orders are not invoiced until agreed upon by the government. Recognition of profit on change orders and on contracts that do not involve fixed prices is based upon estimates, which may be revised during the terms of the contracts. Sales to fire and emergency and commercial customers are recorded when the goods or services are billable at time of shipment or delivery of the trucks.

     Research and Development -- Research and development costs are charged to expense as incurred and amounted to approximately $6,304, $7,847 and $9,681 for continuing operations during fiscal 1996, 1997 and 1998, respectively.

     Warranty -- Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. Amounts expensed in fiscal 1996, 1997, and 1998 were $7,741, $9,658 and $9,403, respectively.

     Income Taxes -- Deferred income taxes are provided to recognize temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities using currently enacted tax rates and laws.

     Fair Values -- The carrying amounts of receivables, accounts payable and long-term debt approximated fair value as of September 30, 1997 and 1998 and June 30, 1999.

     Concentration of Credit Risk -- Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, trade accounts receivable and leases receivable of OMFSP.

     The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

     Concentration of credit risk with respect to trade accounts and leases receivable is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with the U.S. Government, with companies in the ready-mix concrete industry and with several large waste haulers in the United States. The Company does not currently foresee a credit risk associated with these receivables.

     Environmental Remediation Costs -- Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities," became effective for the Company in fiscal 1997. In accordance with SOP 96-1, the Company

                            OSHKOSH TRUCK CORPORATION
accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. The accruals are adjusted as further information develops or circumstances change.

     Earnings (Loss) Per Share -- Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," became effective for the Company in fiscal 1998. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to SFAS No. 128 requirements.

      The following table sets forth the computation of basic and diluted weighted average shares used in the per share calculations:

                                                                                                           Nine Months Ended
                                                                 Fiscal Year Ended September 30,               June 30,
                                                              --------------------------------------   -----------------------
                                                                  1996          1997         1998          1998         1999
                                                                  ----          ----         ----          ----         ----
                                                                                                             (Unaudited)
              Denominator for basic earnings per
                  share..................................     13,242,336    12,753,249    12,597,598   12,586,650   12,699,587
              Effect of dilutive options, warrants and
                  incentive compensation awards..........             --        65,874       161,901      145,458      300,174
                                                              ----------    ----------    ----------   ----------   ----------
              Denominator for dilutive earnings per
                  share..................................     13,242,336    12,819,123    12,759,499   12,732,108   12,999,761
                                                              ==========    ==========    ==========   ==========   ==========



     New Accounting Standards -- In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137. Provisions of these standards are required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on the results of operations or on the financial position of the Company.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The statement defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this statement requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets, and major customers. The statement is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 131 during the three month period ending September 30, 1999. The adoption of SFAS No. 131 will not affect the Company's results of operations, financial position or cash flows, but will affect the disclosure of segment information.

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 130 during the three month period ended December 31, 1998. The adoption of SFAS No. 130 had no impact on the Company's net earnings.

                            OSHKOSH TRUCK CORPORATION

Comprehensive income has been included in the Company's Consolidated Statement of Shareholders' Equity and prior period amounts have been reclassified to conform to SFAS No. 130 requirements.

     Reclassifications -- Engineering and research and development expense has been reclassified to conform with the current period presentation.

     Basis of Presentation of Unaudited Financial Statements -- The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included.

     Common Stock Split -- On July 23, 1999, the Board of Directors of the Company authorized a three-for-two split of the Company's common stock in the form of a 50% stock dividend. The stock split was effected on August 19, 1999 to shareholders of record at the close of business on August 5, 1999. All references in the Consolidated Financial Statements and the Notes to Consolidated Financial Statements to number of shares, per share amounts, stock option data and market prices of the Company's stock have been restated to reflect the stock split. In addition, an amount equal to the par value of the shares distributed to effect the stock split has been transferred from paid-in-capital to common stock.

2. Balance Sheet Information

                                                September 30,       June 30,
                                            -------------------
            Receivables                       1997      1998         1999
     ---------------------------              ----      ----       ----------
                                                                   (Unaudited)
     U.S. Government:
       Amounts billed....................   $ 34,399   $ 22,197     $ 26,755
       Amounts unbilled..................      1,782         --          587
                                            --------   --------     --------
                                              36,181     22,197       27,342
     Commercial customers................     45,603     58,776       79,952
     Other...............................      1,421      2,077        2,087
                                            --------   --------     --------
                                              83,205     83,050      109,381
     Less allowance for doubtful
       accounts..........................     (1,970)    (2,068)      (2,161)
                                            --------   --------     --------
                                            $ 81,235   $ 80,982     $107,220
                                            ========   ========     ========

      The unbilled amounts represent estimated claims for government-ordered changes which will be invoiced upon completion of negotiations and price adjustment provisions which will be invoiced when they are agreed upon by the government.

                                                September 30,       June 30,
                                            -------------------
            Inventories                       1997      1998         1999
     ---------------------------              ----      ----       ----------
                                                                   (Unaudited)

     Finished products...................    $ 6,430   $ 27,916     $ 58,493
     Partially finished products.........     36,661     52,700       80,075
     Raw materials.......................     44,455     77,675       92,701
                                            --------   --------     --------
     Inventories at FIFO cost............     87,546    158,291      231,269
     Less: Progress payments on U.S.
             government contracts........     (2,988)        --       (1,694)
           Excess of FIFO cost over
             LIFO cost...................     (8,061)    (9,100)     (11,256)
                                            --------   --------     --------
                                             $76,497   $149,191     $218,319
                                            ========   ========     ========

     Title to all inventories related to government contracts, which provide for progress payments, vests with the government to the extent of unliquidated progress payments.

                            OSHKOSH TRUCK CORPORATION

                                                  September 30,     June 30,
                                             -------------------
     Goodwill and Other Intangible Assets       1997      1998        1999
     ------------------------------------       ----      ----     ----------
                                                                  (Unaudited)
                               Useful Lives
                               ------------
     Goodwill                  40 Years..... $103,887   $212,746    $218,614
     Distribution network      40 Years.....   53,000     63,800      63,800
     Non-compete agreements    15 Years.....       --     38,000      38,000
     Other                     5-40 Years...   11,098     24,860      25,198
                                             --------   --------    --------
                                              167,985    339,406     345,612
     Less accumulated amortization..........   (4,641)   (12,741)    (21,141)
                                             --------   --------    --------
                                             $163,344   $326,665    $324,471
                                             ========   ========    ========

     The Company engaged third party business valuation appraisers to determine the fair value of the distribution network in connection with its acquisition of Pierce (see Note 3). The Company believes Pierce maintains the largest North American fire apparatus distribution network and has exclusive contracts with each distributor related to the fire apparatus product offerings manufactured by Pierce. To establish the useful lives of the distribution network, a historical turnover analysis was performed.

     On February 26, 1998, concurrent with the Company's acquisition of McNeilus (see Note 3), the Company and BA Leasing & Capital Corporation ("BALCAP") formed OMFSP, a general partnership, for the purpose of offering lease financing to customers of the Company. Each partner contributed existing lease assets (and in the case of the Company, related notes payable to third party lenders which were secured by such leases) to capitalize the partnership. Leases and related notes payable contributed by the Company were originally acquired in connection with the McNeilus acquisition.

     OMFSP manages the contributed assets and liabilities and engages in new vendor lease business providing financing to customers of the Company. The partners finance purchases of trucks to be leased to user-customers by investing equity in an amount equal to approximately 11.0% to 14.0% of the cost of the trucks. Banks and other financial institutions lend to OMFSP the remaining percentage, with recourse solely to OMFSP, secured by a pledge of the user-lessees. Each partner funds one-half of the equity needed to finance the new truck purchases, and each partner is allocated its proportionate share of OMFSP cash flow and taxable income. Indebtedness of OMFSP is secured by the underlying leases and assets of, and is with recourse to, OMFSP. However, such indebtedness is non-recourse to the Company.

     Summarized financial information of OMFSP as of September 30, 1998 (its fiscal year end) and June 30, 1999 and for the period February 26, 1998 (the date OMFSP was formed) to June 30, 1998 and September 30, 1998 and the nine month period ended June 30, 1999, is as follows:

                                             September 30, 1998   June 30, 1999
                                             ------------------   -------------
                                                                    (Unaudited)
     Cash and cash equivalents...............  $    4,584           $    5,731
     Investment in sales type leases, net....     123,973              137,901
     Other...................................         204                  407
                                               ----------           ----------
                                               $  128,761           $  144,039
                                               ==========           ==========
     Notes payable...........................  $  105,473           $  111,527
     Other liabilities.......................       2,908                6,274
     Partners' equity........................      20,380               26,238
                                               ----------           ----------
                                               $  128,761           $  144,039
                                               ==========           ==========


                                                   Period From
                                Period From     February 26, 1998   Nine Months
                            February 26, 1998         to              Ended
                          to September 30, 1998   June 30, 1998    June 30, 1999
                          --------------------- -----------------  -------------
     Interest income........      $6,605            $ 3,741          $ 8,636
     Net interest income....       1,622                950            2,654
     Revenues in excess of
      (less than)expenses...         644               (102)           2,942

                            OSHKOSH TRUCK CORPORATION

     Excess of revenues over expenses for the periods February 26, 1998 to June 30, 1998 and September 30, 1998 includes a $1,466 nonrecurring, non-cash charge to write off start-up expenses incurred in fiscal 1998 to establish OMFSP (see
Note 12).

3. Acquisitions

     On February 26, 1998, the Company acquired for cash all of the issued and outstanding capital stock of McNeilus and entered into related non-compete and ancillary agreements for $217,581, including acquisition costs and net of cash acquired. McNeilus is a leading manufacturer and marketer of rear-discharge concrete mixers for the construction industry and refuse truck bodies for the waste services industry in the United States. The acquisition was financed from borrowings under a Senior Credit Facility and the issuance of Senior Subordinated Notes (see Note 4).

     The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of McNeilus are included in the Company's consolidated statements of income since the date of acquisition. The purchase price, including acquisition costs, was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition and was subsequently adjusted during fiscal 1999. Approximately $60,985 of the purchase price was allocated to intangible assets, including non-competition agreements. The excess of the purchase price over the estimated fair value of net assets acquired amounted to $114,727, which has been accounted for as goodwill.

     Pro forma unaudited consolidated operating results of the Company, assuming McNeilus had been acquired as of October 1, 1996 and 1997, are summarized below:

                               Fiscal Year Ended September 30, Nine Months Ended
                               -------------------------------
                                            1997      1998       June 30, 1998
                                         --------  ----------    -------------
  Net sales............................. $998,031  $1,040,986     $797,935
  Income before extraordinary
   item........                            14,954      18,590       13,752
  Net income............................   14,954      17,405       12,567
  Earnings per share:
       Before extraordinary item........     1.17        1.47         1.09
       Net income.......................     1.17        1.38         1.00
  Earnings per share assuming dilution:
       Before extraordinary item........     1.17        1.46         1.08
       Net income.......................     1.17        1.36         0.99

     These pro forma results have been prepared for informational purposes only and include certain adjustments to depreciation expense related to acquired plant and equipment, amortization expense arising from goodwill and other intangible assets, interest expense on acquisition debt, elimination of certain non-recurring expenses directly attributable to the transaction (including elimination of the write-off of the Company's share of start-up expenses), and the estimated related income tax effects of all such adjustments. Anticipated efficiencies from the consolidation of certain manufacturing activities between the Company and McNeilus and anticipated lower material costs related to the consolidation of purchasing between the Company and McNeilus have been excluded from the amounts included in the pro forma operating results. These pro forma results do not purport to be indicative of the results of operations which would have resulted had the combination been in effect as of October 1, 1996 and 1997 or of the future results of operations of the consolidated entities.

     On December 19, 1997, the Company acquired certain inventory, machinery and equipment, and intangible assets of Nova Quintech, a division of Nova Bus Corporation ("Nova Quintech") using available cash for $3,563. Nova Quintech was engaged in the manufacture and sale of aerial devices for fire trucks. Approximately $1,849 of the purchase price has been allocated to intangible assets, principally aerial device designs and technology. The Nova Quintech products have been integrated into Pierce's product line and are

                            OSHKOSH TRUCK CORPORATION
being manufactured at Pierce. The acquisition was accounted for using the purchase method of accounting, and accordingly, the operating results of Nova Quintech are included in the Company's statement of income since the date of the acquisition. Had the acquisition occurred as of October 1, 1996 or 1997, there would have been no material pro forma effect on net sales, net income, or earnings per share in fiscal 1997 or 1998.

     On September 18, 1996, the Company acquired for cash all of the issued and outstanding stock of Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S. The acquisition price of $156,926, including acquisition costs and net of cash acquired, was financed from borrowings under a subsequently retired bank credit facility. The acquisition was accounted for using the purchase method of accounting, and accordingly, the operating results of Pierce are included in the Company's consolidated statements of income since the date of acquisition. The purchase price, including acquisition costs, was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition and was subsequently adjusted during fiscal 1997. Approximately $62,000 of the purchase price was allocated to the distribution network and other intangible assets. The excess of the purchase price over the estimated fair value of net assets acquired amounted to $103,887, which has been accounted for as goodwill.

     On November 9, 1995, the Company, through its wholly-owned subsidiary, Summit Performance Systems, Inc. ("Summit"), acquired the land, buildings, machinery and equipment, and technology of Friesz Manufacturing Company ("Friesz") using available cash for $3,912. Friesz was engaged in the manufacture and sale of concrete mixer systems and related aftermarket replacements parts. Approximately $2,150 of the purchase price was allocated to intangible assets, principally designs and related technology (see Note 13). The acquisition was accounted for using the purchase method of accounting, and accordingly, the operating results of Friesz are included in the Company's consolidated statements of income (loss) since the date of acquisition.

4. Long-Term Debt

     On February 26, 1998, the Company entered into the Senior Credit Facility and issued $100,000 of 8 3/4% Senior Subordinated Notes due March 1, 2008 to finance the acquisition of McNeilus (see Note 3) and to refinance a previous credit facility. The Senior Credit Facility consists of a six year $100,000 revolving credit facility ("Revolving Credit Facility") and three term loan facilities ("Term Loan A," "Term Loan B," and "Term Loan C," collectively, the "Term Loan Facility"). Term Loan A was for $100,000 and matures on March 31, 2004. Term Loans B and C each were for $62,500 and mature on March 31, 2005 and March 31, 2006, respectively.

     Term Loan A required principal payments of $5,000 in fiscal 1998, and required principal payments of $11,000 in fiscal 1999, $13,500 in fiscal 2000, $15,000 in fiscal 2001, $19,500 in fiscal 2002 and $24,000 in fiscal 2003, with the remaining outstanding principal amount of $12,000 due in fiscal 2004. Term Loans B and C each require principal payments of $200 per quarter through March 31, 2004 (for Term Loan B) and through March 31, 2005 (for Term Loan C). Any remaining outstanding principal balances on Term Loans B and C are due in quarterly installments through March 31, 2005 and March 31, 2006, respectively. From February 26, 1998 through September 30, 1998, the Company has paid from available cash $53,000 on the Term Loan Facility. All prepayments are first applied to the next twelve months mandatory principal payments and then on a pro rata basis to the principal payments due over the remainder of the loans. The outstanding balances as of September 30, 1998 and June 30, 1999 on Term Loan A, Term Loan B and Term Loan C are $87,000, $42,500, and $42,500, respectively, after prepayments.

     At September 30, 1998, borrowings of $6,000 and outstanding letters of credit of $12,146 reduced available capacity under the Company's Revolving Credit Facility to $81,854. At June 30, 1999, borrowings of $20,300 and $9,298 of outstanding letters of credit reduced available capacity under the Revolving Credit Facility to $70,402.

                            OSHKOSH TRUCK CORPORATION

     Interest rates on borrowings under the Revolving Credit and Term Loan Facilities are variable and are equal to the "Base Rate" (which is equal to the higher of a bank's reference rate and the federal funds rate plus 0.5%) or the "IBOR Rate" (which is a bank's inter-bank offered rate for U.S. dollars in off-shore markets) plus a margin of 0.50%, 0.50%, 1.00% and 1.25% for Base Rate loans and a margin of 1.75%, 1.75%, 2.25% and 2.50% for IBOR Rate loans under the Revolving Credit Facility, Term Loan A, Term Loan B, and Term Loan C, respectively, as of September 30, 1998. The margins are subject to adjustment, up or down, based on whether certain financial criteria are met. The weighted average interest rates on borrowings outstanding at September 30, 1998 were 7.417% on the Revolving Credit Facility and 7.435%, 7.923% and 8.173% for Term Loans A, B and C, respectively.

     The Company is charged a 0.30% annual fee with respect to any unused balance under its Revolving Credit Facility, and a 1.75% annual fee with respect to any letters of credit issued under the Revolving Credit Facility. These fees are subject to adjustment if certain financial criteria are met.

     Substantially all the tangible and intangible assets of the Company and its subsidiaries (including the stock of certain subsidiaries) are pledged as collateral under the Senior Credit Facility. Among other restrictions, the Senior Credit Facility: (1) limits payments of dividends, purchases of the Company's stock, and capital expenditures; (2) requires that certain financial ratios be maintained at prescribed levels; (3) restricts the ability of the Company to make additional borrowings, or to consolidate, merge or otherwise fundamentally change the ownership of the Company; (4) requires mandatory prepayments to the extent of "excess cash flows"; and (5) limits investments, dispositions of assets and guarantees of indebtedness. The Company believes that such limitations should not impair its future operating activities.

     The Senior Subordinated Notes were issued pursuant to an Indenture dated February 26, 1998 (the "Indenture"), between the Company, the Subsidiary Guarantors (as defined below) and Firstar Trust Company, as trustee. The Indenture contains customary affirmative and negative covenants. The Senior Subordinated Notes are due March 1, 2008 and can be redeemed by the Company for a premium after March 1, 2003. However, the Company may redeem up to $35,000 of the Senior Subordinated Notes at any time prior to March 1, 2001, at a redemption price of 108.75% of the principal amount redeemed, with net cash proceeds of any public offerings of Common Stock, provided that such redemption occurs within 45 days of the date of the closing of such public offering. In addition to the Company, certain of the Company's subsidiaries, fully, unconditionally, jointly and severally guarantee the Company's obligations under the Senior Subordinated Notes.

     McNeilus has unsecured notes payable to several of its former shareholders aggregating $2,804 at September 30, 1998. Interest rates on these notes range from 5.7% to 8.0% with annual principal and interest payments ranging from $20 to $155 with maturities through October 2033.

     The aggregate annual maturities of long-term debt for the five years succeeding September 30, 1998, are as follows: 1999 -- $3,472; 2000 -- $14,621;
2001 -- $16,099; 2002 -- $20,602; and 2003 -- $25,088.

                            OSHKOSH TRUCK CORPORATION

5. Income Taxes

                                               Fiscal Year Ended September 30,
                                               -------------------------------
                                                   1996       1997      1998
                                                --------   --------   --------
     Income Tax Provision (Credit)
     Current:
         Federal.............................   $  2,988   $  8,236   $ 10,555
         State...............................        368      1,866      2,162
                                                --------   --------   --------
            Total current....................      3,356     10,102     12,717
     Deferred:
         Federal.............................     (4,630)    (3,271)       (53)
         State...............................       (467)      (335)        (9)
                                                --------   --------   --------
            Total deferred...................     (5,097)    (3,606)       (62)
                                                --------   --------   --------
                                                $ (1,741)  $  6,496   $ 12,655
                                                ========   ========   ========

                                               Fiscal Year Ended September 30,
                                               -------------------------------
                                                   1996       1997      1998
                                                --------   --------   --------
     Effective Rate Reconciliation
     U.S. federal tax rate...................     (34.0)%     35.0%       35.0%
     State income taxes, net.................      (5.0)       6.0         4.9
     Reduction of prior years' excess tax
     provisions..............................     (50.5)      (5.5)         --
     Foreign sales corporation...............      (5.2)      (1.5)       (1.5)
     Goodwill amortization...................        --        5.4         5.1
     Other, net..............................       6.9         --         0.7
                                                  -----       ----        ----
                                                  (87.8)%     39.4%       44.2%
                                                  =====       ====        ====

                                                              September 30,
                                                         ----------------------
                                                              1997       1998
                                                         ---------   ---------
     Deferred Tax Assets and Liabilities
     Deferred tax assets:
         Other current liabilities.....................  $   5,277   $   6,284
         Accrued warranty..............................      4,439       8,625
         Postretirement benefit obligations............      3,916       4,219
         Payroll-related obligations...................      1,846       3,177
         Investments...................................      1,887         406
         Other.........................................        729         949
                                                         ---------    --------
             Total deferred tax assets.................     18,094      23,660
     Deferred tax liabilities:
         Intangible assets.............................     23,402      31,498
         Investment in unconsolidated partnership......         --      16,496
         Property, plant and equipment.................      4,175       7,288
         Inventories...................................      2,341       3,038
         Deferred charges..............................      1,091         850
         Other.........................................         58          41
                                                         ---------   ---------
             Total deferred tax liabilities............     31,067      59,211
                                                         ---------   ---------
             Net deferred tax liability................  $ (12,973)  $ (35,551)
                                                         =========   =========


     The Company has not recorded a valuation allowance with respect to any deferred tax assets.

6. Employee Benefit Plans

     The Company has defined benefit pension plans covering substantially all employees, except McNeilus employees. The plans provide benefits based on compensation, years of service and date of birth. The Company's policy is to fund the plans in amounts which comply with contribution limits imposed by law.

                            OSHKOSH TRUCK CORPORATION

     Components of net periodic pension cost for these plans for fiscal 1996, 1997 and 1998, including costs of discontinued operations for 1996 which are not significant, but excluding Pierce pension costs for 1996 due to the proximity of its acquisition to the Company's fiscal year end, are as follows:

                                                Fiscal Year Ended September 30,
                                                -------------------------------
                                                    1996        1997       1998
                                                 -------     -------    -------
     Service cost- benefits earned during year   $ 1,149     $ 1,387    $ 1,744
     Interest cost on projected benefit
       obligations...........................      1,979       2,439      2,751
     Actual return on plan assets............     (3,347)     (8,789)     1,647
     Net amortization and deferral...........      1,232       6,123     (4,575)
     Net periodic pension cost...............    $ 1,013     $ 1,160    $ 1,567
                                                 =======     =======    =======

     The following table summarizes the funded status of the pension plans and the amounts recognized in the Company's consolidated balance sheets at September 30, 1997 and 1998:

                                                                        1997                              1998
                                                                 --------------------   -------------------------------------------
                                                                     Assets Exceed          Assets Exceed      Accumulated Benefits
                                                                 Accumulated Benefits   Accumulated Benefits       Exceed Assets
                                                                 --------------------   --------------------       -------------
  Actuarial present value of benefit obligations:
     Vested....................................................      $   29,334             $  17,355              $    16,953
     Nonvested.................................................             694                   318                    1,515
                                                                     ----------             ---------              -----------
  Accumulated benefit obligations..............................          30,028                17,673                   18,468
  Adjustment for projected benefit obligations.................           4,759                 5,719                       --
                                                                     ----------             ---------              -----------
  Projected benefit obligations................................          34,787                23,392                   18,468
  Plan assets at fair value....................................          39,556                21,907                   15,862
                                                                     ----------             ---------              -----------
  Plan assets in excess of (less than) projected benefit
      obligations..............................................           4,769                (1,485)                  (2,606)
  Unrecognized net transition asset............................            (594)                 (173)                    (354)
  Unrecognized net (gain) loss.................................          (1,538)                2,729                    3,311
  Unrecognized prior service cost..............................           1,229                    36                    1,878
  Adjustment required to recognize minimum pension liability...              --                    --                   (4,835)
                                                                     ----------             ---------              -----------
  Prepaid pension asset (accrued liability)....................      $    3,866             $   1,107              $    (2,606)
                                                                     ==========             =========              ===========


     Generally accepted accounting principles require the recognition of a minimum pension liability for each defined benefit plan for which the accumulated benefit obligation exceeds plan assets ($2,606 at September 30, 1998) and recognition of an intangible asset to the extent of unrecognized past service cost ($1,878 at September 30, 1998). These amounts are included in other long-term liabilities and intangible assets, respectively, at September 30, 1998. An adjustment of $1,804 has been recorded as a reduction of shareholders' equity in fiscal 1998 to recognize the minimum liability of $4,835, net of both the intangible asset recorded of $1,878 and the related income tax benefit of $1,153.

      The plans' assets consist of investments in commingled equity and fixed income funds and individually managed equity portfolios. Actuarial assumptions are as follows:

                                                              September 30,
                                                          --------------------
                                                          1996    1997    1998
                                                          ----    ----    ----
     Discount rate.....................................   7.75%   7.25%   7.25%
     Rate of increase in compensation..................   4.50    4.50    4.50
     Expected long-term rate of return on plan assets..   9.25    9.25    9.25

     The Company provides health benefits to certain of its retirees and their eligible spouses. Approximately 35% of the Company's employees become eligible for these benefits if they reach normal retirement age while working for the Company.

                            OSHKOSH TRUCK CORPORATION

     The following table summarizes the status of the postretirement benefit plan and the amounts recognized in the Company's consolidated balance sheets for the periods indicated:

                                                               September 30,
                                                            ------------------
                                                               1997       1998
                                                            -------    -------
     Postretirement benefit obligations:
         Retirees......................................     $ 2,828    $ 3,055
         Fully eligible active participants............         522        563
         Other active participants.....................       5,647      6,453
                                                            -------    -------
                                                              8,997     10,071
     Unrecognized net gain.............................       1,150        864
                                                            -------    -------
     Postretirement benefit obligations................     $10,147    $10,935
                                                            =======    =======

     Net periodic postretirement benefit cost for fiscal 1996, 1997 and 1998, including discontinued operations for 1996 which are not significant, includes the following components:

                                                             Fiscal Year Ended
                                                                September 30,
                                                            ------------------
                                                            1996   1997   1998
                                                            ----   ----   ----
     Service cost.........................................  $353   $366   $ 397
     Interest cost on the accumulated postretirement
       benefit obligation.................................   580    613     676
     Amortization of unrecognized net gain................    --    (32)    (13)
                                                            ----   ----  ------
     Net periodic postretirement benefit cost.............  $933   $947  $1,060
                                                            ====   ====  ======

     Net change in postretirement benefit obligations includes the following:

                                                           Fiscal Year Ended
                                                              September 30,
                                                         ----------------------
                                                            1997       1998
                                                         -------    --------
     Balance at beginning of year...................     $ 9,517    $ 10,147
     Benefits paid..................................        (317)       (272)
     Net periodic postretirement benefit cost.......         947       1,060
                                                         -------    ---------
     Balance at end of year.........................     $10,147    $ 10,935
                                                         =======    ========

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.8% in fiscal 1998, declining to 6.5% in fiscal 2006. The weighted average discount rate used in determining the postretirement benefit obligation was 7.75% and 7.25% in fiscal 1997 and 1998, respectively. If the health care cost trend rate was increased by 1%, the postretirement benefit obligation at September 30, 1998 would increase by $896 and net periodic postretirement benefit cost for fiscal 1998 would increase by $120.

     The Company has defined contribution 401(k) plans covering substantially all employees. The plans allow employees to defer 2% to 19% of their income on a pre-tax basis. Each employee who elects to participate is eligible to receive Company matching contributions. Amounts expensed for Company matching contributions were $401, $825 and $1,345 in fiscal 1996, 1997 and 1998, respectively.

7. Shareholders' Equity

     On May 2, 1997, the Company and Freightliner Corporation ("Freightliner") formally terminated a strategic alliance formed on June 2, 1995. The Company repurchased from Freightliner 525,000 shares of its Common Stock and 1,875,000 warrants for the purchase of additional shares of Common Stock for a total of $6,750.

     The Company has a stock restriction agreement with two shareholders owning the majority of the Company's Class A Common Stock. The agreement is intended to allow for an orderly transition of Class A Common Stock into Common Stock. The agreement provides that at the time of death or incapacity of the

                            OSHKOSH TRUCK CORPORATION
survivor of them, the two shareholders will exchange all of their Class A Common Stock for Common Stock. At that time, or at such earlier time as there are no more than 225,000 shares of Class A Common Stock issued and outstanding, the Company's Articles of Incorporation provide for a mandatory conversion of all Class A Common Stock into Common Stock.

     Each share of Class A Common Stock is convertible into Common Stock on a one-for-one basis. As of September 30, 1998, 445,332 shares of Common Stock are reserved for the conversion of Class A Common Stock. In July 1995, the Company authorized the buyback of up to 1,500,000 shares of the Company's Common Stock. As of September 30, 1997 and 1998, the Company had purchased 692,302 shares of its Common Stock at an aggregate cost of $6,551.

     Dividends are required to be paid on both the Class A Common Stock and Common Stock at any time that dividends are paid on either. Each share of Common Stock is entitled to receive 115% of any dividend paid on each share of Class A Common Stock, rounded up or down to the nearest $0.0025 per share.

     Holders of the Common Stock have the right to elect or remove as a class 25% of the entire Board of Directors of the Company rounded to the nearest whole number of directors, but not less than one. Holders of Common Stock are not entitled to vote on any other Company matters, except as may be required by law in connection with certain significant actions such as certain mergers and amendments to the Company's Articles of Incorporation, and are entitled to one vote per share on all matters upon which they are entitled to vote. Holders of Class A Common Stock are entitled to elect the remaining directors (subject to any rights granted to any series of Preferred Stock) and are entitled to one vote per share for the election of directors and on all matters presented to the shareholders for vote.

     The Common Stock shareholders are entitled to receive a liquidation preference of $5.00 per share before any payment or distribution to holders of the Class A Common Stock. Thereafter, holders of the Class A Common Stock are entitled to receive $5.00 per share before any further payment or distribution to holders of the Common Stock. Thereafter, holders of the Class A Common Stock and Common Stock share on a pro rata basis in all payments or distributions upon liquidation, dissolution or winding up of the Company.

8. Stock Option Plan

     The Company has reserved 1,488,252 shares of Common Stock at September 30, 1998 to provide for the exercise of outstanding stock options and the issuance of Common Stock under incentive compensation awards. Under the 1990 Incentive Stock Plan for the Key Employees (the "Plan"), officers, other key employees and directors may be granted options to purchase up to an aggregate of 1,875,000 shares of the Company's Common Stock at not less than the fair market value of such shares on the date of grant. Participants may also be awarded grants of restricted stock under the Plan. The Plan (as amended on February 1, 1999) expires on September 21, 2008. Options become exercisable ratably on the first, second, and third anniversary of the date of grant. Options to purchase shares expire not later than ten years and one month after the grant of the option.

                            OSHKOSH TRUCK CORPORATION

     The following table summarizes the transactions of the Plan for the three-year period ended September 30, 1998.

                                                      Number of Weighted-Average
                                                       Options    Exercise Price
                                                      --------- ----------------
   Unexercised options outstanding
     September 30, 1995..............................   715,602      $  7.31
       Options granted...............................    21,750         9.79
       Options exercised............................    (36,772)        6.48
       Options forfeited............................     (9,377)        8.39
                                                      ---------
   Unexercised options outstanding
     September 30, 1996.............................    691,203         7.41
       Options granted..............................      7,500         8.00
       Options exercised............................    (30,496)        6.89
       Options forfeited............................    (11,355)        8.65
                                                      ---------
   Unexercised options outstanding
     September 30, 1997.............................    656,852         7.43
       Options granted..............................    621,000        13.57
       Options exercised............................   (208,800)        7.00
       Options forfeited............................     (1,500)        9.25
                                                      ---------
   Unexercised options outstanding
    September 30, 1998..............................  1,067,552      $ 11.08
                                                      =========      =======

   Price range $5.25-- $7.50 (weighted-average
      contractual life of 5.3 years)................    281,926      $  6.55
   Price range $8.00-- $11.17 (weighted-average
      contractual life of 7.8 years)................    322,125        10.29
   Price range $12.75-- $15.75 (weighted-average
      contractual life of 9.8 years)................    463,500        14.38
   Exercisable options at September 30, 1998........    434,804         7.58
   Shares available for grant at September 30, 1998.    420,700


     SFAS No. 123, "Accounting for Stock-Based Compensation," became effective for the Company in fiscal 1997. As allowed by SFAS No. 123, the Company has elected to continue to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," in accounting for the Plan. Under APB No. 25, the Company does not recognize compensation expense on the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date.

     As  required by SFAS No. 123,  the  Company  has  determined  the pro forma information as if the Company had accounted for stock options granted since September 30, 1995 under the fair value method of SFAS No. 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions: risk-free interest rates of 5.39% and 6.38% in 1996, 6.27% in 1997 and 5.87%, 5.44% and 4.62% in 1998; dividend yield of 3.60% and 3.28% in 1996,
4.17% in 1997 and 2.99%, 2.61% and 2.12% in 1998; expected common stock market price volatility factor of .305 in 1996 and 1997 and .308 in 1998; and a weighted-average expected life of the options of six years. The weighted-average fair value of options granted in 1996, 1997 and 1998 was $2.72, $2.05 and $4.07 per share, respectively. The pro forma effect of these options on net earnings and earnings per share was not material. These pro forma calculations only include the effects of 1996, 1997 and 1998 grants. As such, the impacts are not necessarily indicative of the effects on reported net income of future years.

9. Operating Leases and Related-Party Transactions

     Total rental expense for plant and equipment charged to continuing operations under noncancelable operating leases was $797, $886 and $1,114 in fiscal 1996, 1997 and 1998, respectively. Minimum rental payments due under operating leases for subsequent fiscal years are: 1999 -- $842; 2000 -- $382; 2001 -- $281; 2002 -- $206; and 2003 -- $137.

     Included in rental expense are charges of $128, $128 and $128 in fiscal 1996, 1997 and 1998, respectively, relating to a building lease between the Company and certain shareholders. In September 1998, the Company purchased the building which had been leased from such shareholders for $773. The Company's new product development operations are conducted in the building. The purchase price was based on the average of two independent appraisals.

                            OSHKOSH TRUCK CORPORATION

10. Discontinued Operations

     On June 2, 1995, Freightliner acquired certain assets of the Company's motor home, bus and van chassis business. The consideration included cash of $23,815 and the assumption by Freightliner of certain liabilities. The assets sold to Freightliner consisted of inventories, property, plant and equipment and an option to buy the Company's joint venture ownership interest in a Mexican chassis manufacturer, which option has subsequently expired. The liabilities assumed by Freightliner included certain warranty obligations related to previously produced chassis in excess of certain specified amounts for which the Company retained liability and industrial revenue bonds that were secured by the underlying real estate. The disposition of the chassis business has been accounted for as a discontinued operation.

     In fiscal 1996, the Company incurred charges totaling $2,623 arising from the write-off of receivables and other obligations related to the Company's former joint venture in Mexico. In addition, in fiscal 1996, the Company recognized additional warranty and other related costs totaling $2,063 with respect to the Company's former U.S. chassis business.

11. Contingencies, Significant Estimates and Concentrations

     The  Company  was  engaged  in  litigation  against  Super  Steel  Products
Corporation ("SSPC"), the Company's former supplier of mixer systems for front-discharge concrete mixer trucks under a long-term supply contract. SSPC sued the Company in state court claiming that the Company breached the contract. The Company counterclaimed for repudiation of contract. On July 26, 1996, a jury returned a verdict for SSPC awarding damages totaling $4,485. On October 10, 1996, the state court judge overturned the verdict against the Company, granted judgment for the Company on its counterclaim, and ordered a new trial for damages on the Company's counterclaim. Both SSPC and the Company appealed the state court judge's decision. On December 8, 1998, the Wisconsin Court of Appeals ordered a state court judge to reinstate the jury verdict against the Company awarding damages totaling $4,485 plus interest to SSPC. On April 6, 1999, the Company's petition for review of this decision by the Wisconsin Supreme Court was denied. On April 12, 1999, the Company petitioned the state court judge to act on the Company's previous motion for a retrial. This petition was denied on June 18, 1999 and the state court judge directed that judgment be entered. In lieu of further appeals, the Company paid $5.75 million on July 27, 1999 in final settlement of the matter. The Company had recorded a liability for the full amount of the final settlement as of June 30, 1999.

     The Company was engaged in the arbitration of certain disputes between the Oshkosh Florida Division and O.V. Containers, Inc., ("OV") which arose out of the performance of a contract to deliver 690 skeletal container chassis. The Company contested warranty and other claims made against it, and reached a settlement in June 1998, which included payment by the Company of $1,000 to OV.

     As part of its routine business operations, the Company disposes of and recycles or reclaims certain industrial waste materials, chemicals and solvents at third party disposal and recycling facilities, which are licensed by appropriate governmental agencies. In some instances, these facilities have been and may be designated by the United States Environmental Protection Agency ("EPA") or a state environmental agency for remediation. Under the Comprehensive Environmental Response, Compensation, and Liability Act (the "Superfund" law) and similar state laws, each potentially responsible party ("PRP") that contributed hazardous substances may be jointly and severally liable for the costs associated with cleaning up the site. Typically, PRPs negotiate a resolution with the EPA and/or the state environmental agencies. PRPs also negotiate with each other regarding allocation of the cleanup cost.

     As to one such Superfund site, Pierce is one of 414 PRPs participating in the costs of addressing the site and has been assigned an allocation share of approximately 0.04%. Currently a remedial investigation/ feasibility study is being completed, and as such, an estimate for the total cost of the remediation of this site has

                            OSHKOSH TRUCK CORPORATION
not been made to date. However, based on estimates and the assigned allocations, the Company believes its liability at the site will not be material and its share is adequately covered through reserves established by the Company at September 30, 1998. Actual liability could vary based on results of the study, the resources of other PRPs, and the Company's final share of liability.

     The Company is addressing a regional trichloroethylene ("TCE") groundwater plume on the south side of Oshkosh, Wisconsin. The Company believes there may be multiple sources in the area. TCE was detected at the Company's North Plant facility with recent testing showing the highest concentrations in a monitoring well located on the upgradient property line. Because the investigation process is still ongoing, it is not possible for the Company to estimate its long-term total liability associated with this issue at this time. Also, as part of the regional TCE groundwater investigation, the Company conducted a groundwater investigation of a former landfill located on Company property. The landfill, acquired by the Company in 1972, is approximately 2.0 acres in size and is believed to have been used for the disposal of household waste. Based on the investigation, the Company does not believe the landfill is one of the sources of the TCE contamination. Based upon current knowledge, the Company believes its liability associated with the TCE issue will not be material and is adequately covered through reserves established by the Company at September 30, 1998. However, this may change as investigations proceed by the Company, other unrelated property owners, and the government.

     The Company is subject to other environmental matters and legal proceedings and claims, including patent, antitrust, product liability and state dealership regulation compliance proceedings, that arise in the ordinary course of business. Although the final results of all such matters and claims cannot be predicted with certainty, management believes that the ultimate resolution of all such matters and claims, after taking into account the liabilities accrued with respect to such matters and claims, will not have a material adverse effect on the Company's financial condition or results of operations. Actual results could vary, among other things, due to the uncertainties involved in litigation.

     The Company has guaranteed certain customers' obligations under deferred payment contracts and lease purchase agreements totaling approximately $1,000 at September 30, 1998 and June 30, 1999. The Company is also contingently liable under bid, performance and specialty bonds totaling approximately $86,885 and $107,815 and open standby letters of credit issued by the Company's bank in favor of third parties totaling $12,146 and $9,298 at September 30, 1998 and June 30, 1999, respectively.

     Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. As of September 30, 1997 and 1998, the Company has accrued $12,320 and $15,887 for warranty claims. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of the Company's  historical  experience.  During fiscal 1996,  1997 and 1998,  the
Company recorded warranty and other related costs for matters beyond the Company's historical experience totaling $5,602, $3,770 and $3,200, respectively, with respect to continuing operations and $2,063 with respect to discontinued operations in fiscal 1996 (see Note 10). The additional charges in fiscal 1996, 1997 and 1998 with regard to continuing operations principally related to a dispute involving the Company's former trailer manufacturing operations with OV, which was settled in fiscal 1998, and secondarily to repair certain matters related to refuse and front-discharge chassis. The additional warranty charges with respect to discontinued operations in fiscal 1996 resulted from the underestimation of the warranty liabilities retained by the Company upon the sale of the Company's former chassis business. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of the Company's historical experience.

     The Company subcontracted production under an $85,000 ISO-Compatible Palletized Flatracks ("IPF") contract for the U.S. Army to Steeltech Manufacturing, Inc. ("Steeltech"), a minority-owned firm, pursuant to Department of Defense regulations under the IPF contract. Due to financial difficulties encountered by Steeltech, the Company advanced working capital requirements to Steeltech in fiscal 1995 and 1996. As a result

                            OSHKOSH TRUCK CORPORATION
of delays in the start-up of full-scale production under the IPF contract, the Company wrote off certain of its advances and an investment in Steeltech totaling $3,300 in fiscal 1996. Such charges were determined based on the amount of advances that were deemed to be unrealizable based on a projection of Steeltech's cash flows through completion of the IPF contract. Steeltech's IPF production was completed in July 1998. In fiscal 1996, the Company also wrote off an investment of $900 in a joint venture, which leases equipment to Steeltech and accrued $1,084 for the potential satisfaction of a guarantee of 50% of the outstanding indebtedness of the joint venture. Such charges were based on a projection of Steeltech's cash flows, which indicated that Steeltech could not sustain its lease payments to the joint venture, and because the Company believed that there was not a market for the sale of the leased equipment. Given the completion of the IPF contract, the Company is attempting to dispose of its investment in the joint venture and simultaneously satisfy in cash the remainder of its guarantee. The Company believes that it is adequately reserved at September 30, 1998, for any matters relating to the disposition of such investment and guarantee.

     The Company derives a significant portion of its revenue from the U.S. Department of Defense, as follows:

                                           Fiscal Year Ended September 30,
                                        -----------------------------------
                                            1996        1997         1998
                                        ---------   ---------    ----------
      Defense:
        U.S. Department of Defense...   $ 249,413   $ 272,042    $ 248,577
        Export.......................       2,059      16,584          452
                                        ---------   ---------    ---------
                                          251,472     288,626      249,029
     Commercial:
        Domestic.....................     141,540     373,946      619,170
        Export.......................      20,443      20,662       34,593
                                        ---------   ---------    ---------
                                          161,983     394,608      653,763
                                        ---------   ---------    ---------
     Net sales.......................   $ 413,455   $ 683,234    $ 902,792
                                        =========   =========    =========


     U.S. Department of Defense sales include $58,855, $17,723 and $10,437, in fiscal 1996, 1997 and 1998, respectively, for products sold internationally under the Foreign Military Sales ("FMS") Program.

     Inherent in doing business with the U.S. Department of Defense are certain risks, including technological changes and changes in levels of defense spending. All U.S. Department of Defense contracts contain a provision that they may be terminated at any time at the convenience of the government. In such an event, the Company is entitled to recover allowable costs plus a reasonable profit earned to the date of termination.

     Various actions or claims have been asserted or may be asserted in the future by the government against the Company. A potential action by the government against the Company in connection with a grand jury investigation was commenced in 1989. In 1996, the government discontinued this investigation without any action against the Company or its employees. A subsequent, related civil investigation was dismissed in fiscal 1998.

                            OSHKOSH TRUCK CORPORATION

12. Unaudited Quarterly Results


                                                Fiscal 1997                                       Fiscal 1998
                             ---------------------------------------------------   -----------------------------------------------
                              1st Quarter  2nd Quarter  3rd Quarter  4th Quarter   1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
                              -----------  -----------  -----------  -----------   ----------- ----------- ----------- -----------
Net sales...............       $150,320     $170,465     $176,596    $185,853        $151,801    $217,836    $290,104    $243,051
Gross income............         17,590       21,115       19,686      22,606          19,998      27,534      39,579      38,925
Income from continuing
 operations.............          1,624        2,474        2,792       3,116           3,140       3,161       5,000       4,952
Extraordinary item......             --           --           --          --              --        (735)       (450)         --
Net income..............          1,624        2,474        2,792       3,116           3,140       2,426       4,550       4,952
Earnings per share:
  Continuing operations.       $    .13     $    .19     $    .22    $    .25        $    .25    $    .25    $    .39    $    .39
  Extraordinary item....             --           --           --          --              --        (.06)       (.03)         --
  Net income............            .13          .19          .22         .25             .25         .19         .36         .39
Earnings per share assuming
 dilution:
  Continuing operations.            .13          .19          .22         .25             .25         .25         .38         .39
  Extraordinary item....             --           --           --          --              --        (.06)       (.03)         --
  Net income............            .13          .19          .22         .25             .25         .19         .35         .39
Dividends per share:
  Class A Common Stock..       $0.07250     $0.07250     $0.07250    $0.07250        $0.07250    $0.07250    $0.07250    $0.07250
  Common Stock..........        0.08333      0.08333      0.08333     0.08333         0.08333     0.08333     0.08333     0.08333


     For the fourth quarter of fiscal 1998, continuing operations includes, on a pre-tax basis, a $3,865 non-cash charge related to an impairment loss for the Company's Florida manufacturing facilities, a $1,935 non-cash charge related to an impairment loss on the Company's Summit brand mixer system technology intangible asset, and a $3,375 cash gain from the sale of an interest in a Mexican bus manufacturer (see Note 13).

     In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-up Activities." Prior to fiscal 1998, the Company had not capitalized any costs covered by SOP 98-5. In February 1998, OMFSP, which the Company accounts for using the equity method, incurred and capitalized approximately $1,466 of costs ($895 net of income taxes) related to the organization of the partnership. In the fourth quarter of fiscal 1998, OMFSP elected to adopt early the provisions of SOP 98-5 which require that adoption be as of the beginning of the year. As a result, the Company has restated the previously reported results for the second quarter of fiscal 1998 to write off its share of the costs previously capitalized by the partnership. The charge has been included in the consolidated statements of income under the caption "Equity in earnings of unconsolidated partnership, net of income taxes."

13. Impairment Losses and Gain on Sale of Affiliate

     Following the acquisition of McNeilus and after conducting an internal study to determine how to integrate the concrete mixer businesses of the Company and McNeilus, the Company revised its plans regarding the use of the Company's Florida manufacturing facility and of the previously acquired concrete mixer technology of Friesz (see Note 3). The Florida manufacturing facility was originally acquired in connection with the Company's acquisition of assets and the business of a manufacturer of truck trailers in fiscal 1991. In 1996, the Company exited the manufacture of truck trailers but retained the Florida facility to manufacture products for the U.S. military and the Company's Summit brand of rear-discharge cement mixers. During the fourth quarter of fiscal 1998, following the completion of the internal study, management determined that all of the Company's U.S. requirements for rear-discharge concrete mixers would be sourced through the McNeilus manufacturing facilities due to the quality of the McNeilus brand and the efficient manufacturing processes at its facilities. In the fourth quarter of fiscal 1998, the Company further decided to begin to consolidate all its U.S. defense-related manufacturing in its Oshkosh, Wisconsin facility due to available capacity in Oshkosh and the ability to improve management of defense programs from this facility. As a result, management determined that Oshkosh's Florida facility and the Summit intangible asset may be impaired. Management estimated the projected undiscounted future cash flows from the Florida facility and the Friesz mixer technology and determined that such cash flows were less than the carrying value of the assets. Accordingly, pre-tax

                            OSHKOSH TRUCK CORPORATION
impairment losses of $3,865 and $1,935, respectively, were recognized in fiscal 1998 and are included in selling, general and administrative expense. The fair value of the Florida facility was based on a third party appraisal. The fair value of the mixer intangible asset was based on the absence of future cash flows.

     During fiscal 1996, the Company wrote off (as a charge to selling, general and administrative expense) its $3,025 equity investment in a Mexican bus manufacturer due to prolonged weakness in the Mexican economy and continuing high losses and high leverage reported by the Mexican affiliate. Also, in fiscal 1996, the Company wrote off a $200 equity investment in Steeltech and a $900 investment in a joint venture which leases equipment to Steeltech (see Note 11). In September 1998, the Company sold its 5.0% ownership interest in the Mexican bus manufacturer and recorded a pre-tax gain of $3,375. This gain has been recorded as a reduction of selling, general and administrative expense in fiscal 1998.

14. Subsidiary Guarantors

     The following tables present condensed consolidating financial information for fiscal 1998 and as of June 30, 1999 and for the nine months then ended for:
(a) the Company; (b) on a combined basis, the guarantors of the Senior Subordinated Notes, which include all of the wholly-owned subsidiaries of the Company ("Subsidiary Guarantors") other than McNeilus Financial Services, Inc., Oshkosh/McNeilus Financial Services, Inc., and Nation's Casualty Insurance, Inc., which are the only non-guarantor subsidiaries of the Company ("Non-Guarantor Subsidiaries"); and (c) on a combined basis, the Non-Guarantor Subsidiaries. Condensed consolidating financial information has not been presented for any period prior to February 26, 1998 because no Non-Guarantor Subsidiaries existed prior to the issuance of the Senior Subordinated Notes as of that date. Separate financial statements of the Subsidiary Guarantors are not presented because the guarantors are jointly, severally, and unconditionally liable under the guarantees, and the Company believes separate financial statements and other disclosures regarding the Subsidiary Guarantors are not material to investors.

     The Company is comprised of Wisconsin and Florida manufacturing operations and certain corporate management, information services and finance functions. Borrowings and related interest expense under the Senior Credit Facility and the Senior Subordinated Notes are charged to the Company. The Company has allocated a portion of this interest expense to certain Subsidiary Guarantors through a formal lending arrangement. There are presently no management fee arrangements between the Company and its Non-Guarantor Subsidiaries.

                            OSHKOSH TRUCK CORPORATION


Condensed Consolidating Statement of Income
Year Ended September 30, 1998


                                                               Subsidiary      Non-Guarantor
                                                 Company       Guarantors      Subsidiaries     Eliminations     Consolidated
                                                 -------       ----------      ------------     ------------     ------------
                                                                               (In thousands)
Net sales..................................     $  393,720     $  509,072      $       --       $       --       $   902,792
Cost of sales..............................        350,139        426,617              --               --           776,756
                                                ----------     ----------      ----------       ----------       -----------
Gross income...............................         43,581         82,455              --               --           126,036
Operating expenses:........................
    Selling, general and administrative....         37,861         31,117              23               --            69,001
    Amortization of goodwill and other
          intangibles......................             --          8,315              --               --             8,315
                                                ----------     ----------      ----------       ----------       -----------
Total operating expenses...................         37,861         39,432              23               --            77,316
                                                ----------     ----------      ----------       ----------       -----------
Operating income (loss)....................          5,720         43,023             (23)              --            48,720
Other income (expense):
    Interest expense.......................        (16,878)        (7,195)           (180)           2,763           (21,490)
    Interest income........................            418          3,248             423           (2,763)            1,326
    Miscellaneous, net.....................            (96)            18             170               --                92
                                                ----------     ----------      ----------       ----------       -----------
                                                   (16,556)        (3,929)            413               --           (20,072)
                                                ----------     ----------      ----------       ----------       -----------
Income (loss) from operations before
    income taxes, equity in earnings of
    subsidiaries and unconsolidated
    partnership and extraordinary item.....        (10,836)        39,094             390               --            28,648
Provision (credit) for income taxes........         (4,075)        16,578             152               --            12,655
                                                ----------     ----------      ----------       ----------       -----------
                                                    (6,761)        22,516             238               --            15,993
Equity in earnings of subsidiaries and
    unconsolidated partnership, net of
    income taxes...........................         23,014             --             260          (23,014)              260
                                                ----------     ----------      ----------       ----------       -----------
Income (loss) from continuing operations...         16,253         22,516             498          (23,014)           16,253
Extraordinary charge for early retirement
    of debt, net of income tax benefit.....         (1,185)            --              --               --            (1,185)
                                                ----------     ----------      ----------       ----------       -----------
Net income.................................     $   15,068     $   22,516      $      498       $  (23,014)      $    15,068
                                                ==========     ==========      ==========       ==========       ===========


                            OSHKOSH TRUCK CORPORATION

Condensed Consolidating Balance Sheet
September 30, 1998
                                                               Subsidiary      Non-Guarantor
                                                 Company       Guarantors      Subsidiaries     Eliminations     Consolidated
                                                 -------       ----------      ------------     ------------     ------------
                                                                               (In thousands)
ASSETS
Current assets:
    Cash and cash equivalents..............     $    1,065     $      979      $    1,578       $       --       $     3,622
    Receivables, net.......................         41,009         39,863             110               --            80,982
    Inventories............................         47,191        102,000              --               --           149,191
    Prepaid expenses and other.............          9,059          5,099           1,891               --            16,049
                                                ----------     ----------      ----------       ----------       -----------
       Total current assets................         98,324        147,941           3,579               --           249,844
Investment in and advances to:
    Subsidiaries...........................        363,189         (4,585)             --         (358,604)               --
    Unconsolidated partnership.............             --             --          13,496               --            13,496
Other long-term assets.....................          9,276          4,960             (38)              --            14,198
Net property, plant and equipment..........         23,789         57,047              --               --            80,836
Goodwill and other intangible assets, net..          1,108        325,557              --               --           326,665
                                                ----------     ----------      ----------       ----------       -----------
Total assets...............................     $  495,686     $  530,920      $   17,037       $ (358,604)      $   685,039
                                                ==========     ==========      ==========       ==========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable.......................     $   30,843     $   34,294      $       34       $       --       $    65,171
    Floor plan notes payable...............             --         11,645              --               --            11,645
    Customer advances......................          1,689         43,226              --               --            44,915
    Payroll-related obligations............          8,749         15,348              27               --            24,124
    Accrued warranty.......................          5,689         10,198              --               --            15,887
    Other current liabilities..............         23,710         15,037           4,751               --            43,498
    Current maturities of long-term debt...          3,216            251              --               --             3,467
                                                ----------     ----------      ----------       ----------       -----------
        Total current liabilities..........         73,896        129,999           4,812               --           208,707
Long-term debt.............................        274,784          2,553              --               --           277,337
Deferred income taxes......................         (2,394)        33,416          16,810               --            47,832
Other long-term liabilities ...............         18,104          1,763              --               --            19,867
Investment by and advances from (to)
    parent.................................             --        363,189          (4,585)        (358,604)               --
Shareholders' equity.......................        131,296             --              --               --           131,296
                                                ----------     ----------      ----------       ----------       -----------
Total liabilities and shareholders' equity.     $  495,686     $  530,920      $   17,037       $ (358,604)      $   685,039
                                                ==========     ==========      ==========       ==========       ===========



                            OSHKOSH TRUCK CORPORATION

Condensed Consolidating Statement of Cash Flows
Year Ended September 30, 1998
                                                               Subsidiary      Non-Guarantor
                                                 Company       Guarantors      Subsidiaries     Eliminations     Consolidated
                                                 -------       ----------      ------------     ------------     ------------
                                                                               (In thousands)
Operating activities:
    Income (loss) from continuing operations..  $   16,253     $   22,516      $      498       $  (23,014)      $    16,253
    Non-cash adjustments......................       9,707         14,293          (3,156)              --            20,844
    Changes in operating assets and
        liabilities...........................      40,800          4,532          (2,488)              --            42,844
                                                ----------     ----------      ----------       ----------       -----------
    Net cash provided from (used for)
        operating activities..................      66,760         41,341          (5,146)         (23,014)           79,941

Investing activities:
    Acquisitions of businesses, net of
        cash acquired.........................    (217,581)        (3,563)             --               --          (221,144)
    Investments in and advances to
        subsidiaries..........................      (2,045)       (28,180)          7,211           23,014                --
    Additions to property, plant and
        equipment.............................      (2,584)        (5,971)             --               --            (8,555)
    Other.....................................       4,177         (2,608)           (487)              --             1,082
                                                ----------     ----------      ----------       ----------       -----------
    Net cash provided from (used for)
        investing activities..................    (218,033)       (40,322)          6,724           23,014          (228,617)

Net cash used for discontinued
    Operations................................      (1,093)            --              --               --            (1,093)

Financing activities:
    Net borrowings under revolving credit
        facility..............................       6,000             --              --               --             6,000
    Proceeds from issuance of long-term
        debt..................................     325,000             --              --               --           325,000
    Repayment of long term debt...............    (188,000)           (49)             --               --          (188,049)
    Debt issuance costs.......................      (8,641)            --              --               --            (8,641)
    Dividends paid............................      (4,176)            --              --               --            (4,176)
    Other.....................................          38             --              --               --                38
                                                ----------     ----------      ----------       ----------       -----------
    Net cash provided from (used for)
        financing activities..................     130,221            (49)             --               --           130,172
                                                ----------     ----------      ----------       ----------       -----------
Increase (decrease) in cash and cash
    equivalents...............................     (22,145)           970           1,578               --           (19,597)
Cash and cash equivalents at beginning of
    period....................................      23,210              9              --               --            23,219
                                                ----------     ----------      ----------       ----------       -----------
Cash and cash equivalents at end of period....  $    1,065     $      979      $    1,578       $       --       $     3,622
                                                ==========     ==========      ==========       ==========       ===========


                            OSHKOSH TRUCK CORPORATION

Condensed Consolidating Statement of Income
Nine Months Ended June 30, 1998
(Unaudited)
                                                               Subsidiary      Non-Guarantor
                                                 Company       Guarantors      Subsidiaries     Eliminations     Consolidated
                                                 -------       ----------      ------------     ------------     ------------
                                                                               (In thousands)
Net sales.................................      $  305,537     $  354,204      $       --       $       --       $   659,741
Cost of sales.............................         274,524        298,106              --               --           572,630
                                                ----------     ----------      ----------       ----------       -----------
Gross income..............................          31,013         56,098              --               --            87,111
Operating expenses:
  Selling, general and administrative.....          27,266         20,147             252               --            47,665
  Amortization of goodwill and other
        intangibles.......................              --          5,559              --               --             5,559
                                                ----------     ----------      ----------       ----------       -----------
Total operating expenses..................          27,266         25,706             252               --            53,224
                                                ----------     ----------      ----------       ----------       -----------
Operating income (loss)...................           3,747         30,392            (252)              --            33,887
Other income (expense):
  Interest expense........................          (9,117)        (5,156)             --               --           (14,273)
  Interest income.........................             274            270              --               --               544
  Miscellaneous, net......................            (292)          (416)            364               --              (344)
                                                ----------     ----------      ----------       ----------       -----------
                                                    (9,135)        (5,302)            364               --           (14,073)
                                                ----------     ----------      ----------       ----------       -----------
Income (loss) from operations before
  income taxes, and equity in
  earnings of subsidiaries and
  unconsolidated partnership and
  extraordinary item......................          (5,388)        25,090             112               --            19,814
Provision (credit) for income taxes.......          (2,243)        10,584              37               --             8,378
                                                ----------     ----------      ----------       ----------       -----------
                                                    (3,145)        14,506              75               --            11,436
Equity in earnings of subsidiaries
  and unconsolidated partnership,
  net of income taxes.....................          14,446             --            (135)         (14,446)             (135)
                                                ----------     ----------      ----------       ----------       -----------
Income from operations....................          11,301         14,506             (60)         (14,446)           11,301
Extraordinary charge for early
  retirement of debt, net of income tax
  benefit.................................          (1,185)            --              --               --            (1,185)
                                                ----------     ----------      ----------       ----------       -----------
Net income................................      $   10,116     $   14,506      $      (60)      $  (14,446)      $    10,116
                                                ==========     ==========      ==========       ==========       ===========


                            OSHKOSH TRUCK CORPORATION

Condensed Consolidating Statement of Income
Nine Months Ended June 30, 1999
(Unaudited)
                                                               Subsidiary      Non-Guarantor
                                                 Company       Guarantors      Subsidiaries     Eliminations     Consolidated
                                                 -------       ----------      ------------     ------------     ------------
                                                                               (In thousands)
Net sales.................................      $  295,341     $  559,294      $       --       $   (3,587)      $   851,048
Cost of sales.............................         259,360        470,355              --           (3,587)          726,128
                                                ----------     ----------      ----------       ----------       -----------
Gross income..............................          35,981         88,939              --               --           124,920
Operating expenses:
  Selling, general and administrative.....          30,155         32,919             248               --            63,322
  Amortization of goodwill and other
        intangibles.......................              --          8,400              --               --             8,400
                                                ----------     ----------      ----------       ----------       -----------
Total operating expenses..................          30,155         41,319             248               --            71,722
                                                ----------     ----------      ----------       ----------       -----------
Operating income (loss)...................           5,826         47,620            (248)              --            53,198
Other income (expense):
  Interest expense........................         (18,493)        (6,071)             --            4,725           (19,839)
  Interest income.........................             245          5,047              47           (4,725)              614
  Miscellaneous, net......................             130            130             304               --               564
                                                ----------     ----------      ----------       ----------       -----------
                                                   (18,118)          (894)            351               --           (18,661)
                                                ----------     ----------      ----------       ----------       -----------
Income (loss) from operations before
  income taxes, and equity in
  earnings of subsidiaries and
  unconsolidated partnership..............         (12,292)        46,726             103               --            34,537
Provision (credit) for income taxes.......          (4,671)        19,332              39               --            14,700
                                                ----------     ----------      ----------       ----------       -----------
                                                    (7,621)        27,394              64               --            19,837
Equity in earnings of subsidiaries
  and unconsolidated partnership,
  net of income taxes.....................          28,627             --           1,169          (28,627)            1,169
                                                ----------     ----------      ----------       ----------       -----------
Net income................................      $   21,006     $   27,394      $    1,233       $  (28,627)      $    21,006
                                                ==========     ==========      ==========       ==========       ===========


                            OSHKOSH TRUCK CORPORATION

Condensed Consolidating Balance Sheet
June 30, 1999
(Unaudited)
                                                               Subsidiary      Non-Guarantor
                                                 Company       Guarantors      Subsidiaries     Eliminations     Consolidated
                                                 -------       ----------      ------------     ------------     ------------
                                                                               (In thousands)
ASSETS
Current assets:
  Cash and cash equivalents...............      $    4,110     $      904      $      427       $       --       $     5,441
  Receivables, net........................          52,216         54,938              66               --           107,220
  Inventories.............................          60,048        158,271              --               --           218,319
  Prepaid expenses and other..............           3,174            662              --               --             3,836
  Deferred income taxes                              9,164          7,007           4,488               --            20,659
                                                ----------     ----------      ----------       ----------       -----------
     Total current assets.................         128,712        221,782           4,981               --           355,475
Investment in and advances to:
  Subsidiaries............................         382,141         (2,943)             --         (379,198)               --
  Unconsolidated partnership..............              --             --          16,643               --            16,643
Other long-term assets....................           9,977          6,825              48               --            16,850
Net property, plant and equipment.........          23,252         57,372              --               --            80,624
Goodwill and other intangible assets, net.           1,108        323,363              --               --           324,471
                                                ----------     ----------      ----------       ----------       -----------
Total assets..............................      $  545,190     $  606,399      $   21,672       $ (379,198)      $   794,063
                                                ==========     ==========      ==========       ==========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................      $   35,643     $   45,139      $       32       $       --       $    80,814
  Floor plan notes payable................              --         35,971              --               --            35,971
  Customer advances.......................           1,155         62,929              --               --            64,084
  Payroll-related obligations.............          10,459         14,205              24               --            24,688
  Accrued warranty........................           6,366          9,725              --               --            16,091
  Other current liabilities...............          32,424         18,148          10,921               --            61,493
  Current maturities of long-term debt
     and revolving credit facility........          27,912            251              --               --            28,163
                                                ----------     ----------      ----------       ----------       -----------
     Total current liabilities............         113,959        186,368          10,977               --           311,304
Long-term debt............................         264,388          2,305              --               --           266,693
Deferred income taxes.....................          (4,017)        34,056          13,638               --            43,677
Other long-term liabilities...............          19,717          1,529              --               --            21,246
Investments by and advances from
  (to) parent.............................              --        382,141          (2,943)        (379,198)               --
Shareholders' equity......................         151,143             --              --               --           151,143
                                                ----------     ----------      ----------       ----------       -----------
Total liabilities and shareholders' equity      $  545,190     $  606,399      $   21,672       $ (379,198)      $   794,063
                                                ==========     ==========      ==========       ==========       ===========


                            OSHKOSH TRUCK CORPORATION

Condensed Consolidating Statement of Cash Flows
Nine Months Ended June 30, 1998
(Unaudited)
                                                               Subsidiary      Non-Guarantor
                                                 Company       Guarantors      Subsidiaries     Eliminations     Consolidated
                                                 -------       ----------      ------------     ------------     ------------
                                                                               (In thousands)
Operating activities:
  Income (loss) from operations...........      $   11,301     $   14,506      $      (60)      $  (14,446)      $    11,301
  Non-cash adjustments....................           7,042          8,552             260               --            15,854
  Changes in operating assets and
    liabilities...........................          32,445         21,010          (1,628)              --            51,827
                                                ----------     ----------      ----------       ----------       -----------
Net cash provided from (used for)
  operating activities....................          50,788         44,068          (1,428)         (14,446)           78,982

Investing activities:
  Acquisition of businesses, net of cash
    acquired..............................        (225,524)        (3,535)         11,105               --          (217,954)
  Investments in and advances to
    subsidiaries..........................          20,715        (32,702)         (2,459)          14,446                --
  Additions to property, plant and
     equipment............................          (1,488)        (4,782)             --               --            (6,270)
  Other...................................             386         (2,274)            (24)              --            (1,912)
                                                ----------     ----------      ----------       ----------       -----------
Net cash provided from (used for)
  investing activities....................        (205,911)       (43,293)          8,622           14,446          (226,136)

Net cash used for discontinued
  operations..............................            (872)            --              --               --              (872)

Financing activities:
  Proceeds from issuance of
    long-term debt........................         325,000             --              --               --           325,000
  Repayments of long-term debt............        (164,000)            69              --               --          (163,931)
  Debt issuance costs.....................          (8,507)            --              --               --            (8,507)
  Dividends paid..........................          (3,129)            --              --               --            (3,129)
  Other...................................              31             --              --               --                31
                                                ----------     ----------      ----------       ----------       -----------
Net cash provided from financing
  activities..............................         149,395             69              --               --           149,464
                                                ----------     ----------      ----------       ----------       -----------
Increase (decrease) in cash and cash
  equivalents.............................          (6,600)           844           7,194               --             1,438
Cash and cash equivalents at
  beginning of period.....................          23,210              9              --               --            23,219
                                                ----------     ----------      ----------       ----------       -----------
Cash and cash equivalents at end of
  period..................................      $   16,610     $      853      $    7,194       $       --       $    24,657
                                                ==========     ==========      ==========       ==========       ===========


                            OSHKOSH TRUCK CORPORATION

Condensed Consolidating Statement of Cash Flows
Nine Months Ended June 30, 1999
(Unaudited)
                                                               Subsidiary      Non-Guarantor
                                                 Company       Guarantors      Subsidiaries     Eliminations     Consolidated
                                                 -------       ----------      ------------     ------------     ------------
                                                                               (In thousands)
Operating activities:
  Income from operations..................      $   21,006     $   27,394      $    1,233       $  (28,627)      $    21,006
  Non-cash adjustments....................            (806)        11,614          (4,643)              --             6,165
  Changes in operating assets and
    liabilities...........................          (7,508)       (17,003)         (1,591)              --           (26,102)
                                                ----------     ----------      ----------       ----------       -----------
Net cash provided from (used for)
  operating activities....................          12,692         22,005          (5,001)         (28,627)            1,069

Investing activities:
  Investments in and advances to
    subsidiaries..........................         (18,952)       (14,842)          5,167           28,627                --
  Additions to property, plant and
    equipment.............................          (2,589)        (4,311)             --               --            (6,900)
  Other...................................            (302)        (2,679)         (1,317)              --            (4,298)
                                                ----------     ----------      ----------       ----------       -----------
Net cash provided from (used for)
  investing activities....................         (21,843)       (21,832)          3,850           28,627           (11,198)

Financing activities:
  Net payments under revolving
    credit facility.......................          14,300             --              --               --            14,300
  Repayments of long-term debt............              --           (248)             --               --              (248)
  Dividends paid..........................          (3,163)            --              --               --            (3,163)
  Other...................................           1,059             --              --               --             1,059
                                                ----------     ----------      ----------       ----------       -----------
Net cash provided from (used for)
    financing activities..................          12,196           (248)             --               --            11,948
                                                ----------     ----------      ----------       ----------       -----------
Increase (decrease) in cash and cash
  equivalents.............................           3,045            (75)         (1,151)              --             1,819
Cash and cash equivalents at
  beginning of period.....................           1,065            979           1,578               --             3,622
                                                ----------     ----------      ----------       ----------       -----------
Cash and cash equivalents at end of
  period..................................      $    4,110     $      904      $      427       $       --       $     5,441
                                                ==========     ==========      ==========       ==========       ===========



                            OSHKOSH TRUCK CORPORATION

15. Subsequent Event

     On February 1, 1999, the Board of Directors of the Company adopted a shareholder rights plan and declared a rights dividend of two-thirds of one Preferred Share Purchase Right ("Right") for each share of Common Stock and 40/69 of one Right for each share of Class A Common Stock outstanding on February 8, 1999, and provided that two-thirds of one Right and 40/69 of one Right would be issued with each share of Common Stock and Class A Common Stock, respectively, thereafter issued. The Rights are exercisable only if a person or group acquires 15% or more of the Common Stock and Class A Common Stock or announces a tender offer for 15% or more of the Common Stock and Class A Common Stock. Each Right entitles the holder thereof to purchase from the Company one one-hundredth share of the Company's Series A Junior Participating Preferred Stock at an initial exercise price of $145 per one one-hundredth of a share (subject to adjustment), or, upon the occurrence of certain events, Common Stock or common stock of an acquiring company having a market value equivalent to two times the exercise price. Subject to certain conditions, the Rights are redeemable by the Board of Directors for $.01 per Right and are exchangeable for shares of Common Stock. The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%. The Rights have no voting power and initially expire on February 1, 2009.

                               [INSIDE BACK COVER]

                              [OUTSIDE BACK COVER]



                        [OSHKOSH TRUCK CORPORATION LOGO]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         Securities and Exchange Commission filing fee.............    $ 29,515
         NASD filing fee...........................................      11,117
         Nasdaq National Market additional listing fee.............      17,500
         Transfer agent expenses and fees..........................       1,000
         Printing and engraving....................................     100,000
         Accountants' fees and expenses............................      80,000
         Legal fees and expenses...................................     135,000
         Miscellaneous.............................................      50,868
                                                                       --------

                   Total...........................................    $425,000
                                                                       --------

     All of the above fees, costs and expenses will be paid by Oshkosh Truck Corporation (the "Company"), except that the selling shareholders will pay their pro rata share of printing expenses. Other than the Securities and Exchange Commission filing fee and NASD filing fee, all fees and expenses are estimated.

Item 15.  Indemnification of Directors and Officers.

     Pursuant  to the  Wisconsin  Business  Corporation  Law and  the  Company's
By-Laws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (1) to the extent such officers or directors are successful in the defense of a proceeding and (2) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director of officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The Wisconsin Business Corporation law specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

     Expenses for the defense of any action for which indemnification may be available may be advanced by the Company under certain circumstances.

     The indemnification provided by the Wisconsin Business Corporation Law and the Company's By-Laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

Item 16.  Exhibits and Financial Statement Schedules.

     (a)Exhibits. The exhibits listed in the accompanying Exhibit Index are filed as part of this Registration Statement.

     (b)Financial Statement Schedules. Schedule II C Valuation and Qualifying Accounts is hereby incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 1998 (File No. 0-13886). All other schedules are omitted because they are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

Item 17.  Undertakings.

     (a) The undersigned Registrant hereby undertakes that:.

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon rule 430A and contained in a form of prospectus filed by the registrant pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oshkosh, State of Wisconsin, on this 15th of September, 1999.

                                   OSHKOSH TRUCK CORPORATION

                                   By: /s/ Robert G. Bohn
                                       -----------------------------------
                                       Robert G. Bohn
                                       President and Chief Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Robert G. Bohn, Charles L. Szews and Timothy M. Dempsey, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


       Signature                     Title                          Date
       ---------                     -----                          ----

/s/ Robert G. Bohn            President, Chief Executive      September 15, 1999
----------------------------- Officer and Director
Robert G. Bohn                (Principal Executive Officer)


/s/ Charles L. Szews          Executive Vice President        September 15, 1999
----------------------------- and Chief Financial Officer
Charles L. Szews              (Principal Financial Officer)


/s/ Thomas J. Polnaszek       Vice President and              September 15, 1999
----------------------------- Controller
Thomas J. Polnaszek           (Principal Accounting Officer)


/s/ J. William Andersen       Director                        September 15, 1999
-----------------------------
J. William Andersen

       Signature                     Title                          Date
       ---------                     -----                          ----

/s/ Daniel T. Carroll         Chairman                        September 15, 1999
-----------------------------
Daniel T. Carroll


/s/ Frederick M. Franks, Jr.  Director                        September 15, 1999
-----------------------------
General Frederick M. Franks, Jr.


/s/ Michael W. Grebe          Director                        September 15, 1999
-----------------------------
Michael W. Grebe


/s/ Kathleen J. Hempel        Director                        September 15, 1999
-----------------------------
Kathleen J. Hempel


/s/ J. Peter Mosling, Jr.     Director                        September 15, 1999
-----------------------------
J. Peter Mosling, Jr.


/s/ Stephen P. Mosling        Director                        September 15, 1999
-----------------------------
Stephen P. Mosling


/s/ Richard G. Sim            Director                        September 15, 1999
-----------------------------
Richard G. Sim

                                  EXHIBIT INDEX

Exhibit
Number                          Exhibit Description
-------                         --------------------

(1.1)          Form of Underwriting Agreement. *

(4.1) Restated Articles of Incorporation of Oshkosh Truck Corporation (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended September 30, 1997 (File No. 0-13886)).

(4.2) Credit Agreement dated February 26, 1998, among Oshkosh Truck Corporation, Bank of America National Trust and Savings Association, as Agent and as Swing Line Lender, and certain other financial institutions (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 26, 1998 (File No. 0-13886)).

(4.3) Indenture dated February 26, 1998, among Oshkosh Truck Corporation, the Subsidiary Guarantors and Firstar Trust Company (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated February 26, 1998 (File No. 0-13886)).

(4.4) Form of 8:% Senior Subordinated Note due 2008 (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-4 (Reg. No. 333-47931)).

(4.5) Form of Note Guarantee (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-4 (Reg. No. 333-47931)).

(4.6) Rights Agreement, dated as of February 1, 1999, between Oshkosh Truck Corporation and Firstar Bank, Milwaukee, N. A. (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A dated February 1, 1999 (File No. 0-13886)).

(5.1)          Opinion of Foley & Lardner.

(23.1)         Consent of Ernst & Young LLP.

(23.2)         Consent of Larson, Allen, Weishair & Co., LLP.

(23.3)         Consent of Foley & Lardner (contained in Exhibit 5.1).

(24.1)         Power of Attorney (contained on the signature page hereto).

-------------

* To be filed by amendment.